
06035996

JONES APPAREL GROUP
Annual Report *2005*

our

vision

NINE WEST



to satisfy women's ongoing


desire


to ach eve th nal sens

ANNE KLEIN
NEW YORK



of style


JONES NEW YORK COLLECTION
to be their
perso

JONES NEW YORK **SIGNATURE**





onal best



Dear Stockholders and Bondholders,

In 2005, we focused our resources to prepare for continued future success. Man changes occurred in our industry, culminating with the much-publicized merger of th Federated and May department stores. Anticipating further department store conso idation and recognizing continued evolution in consumers' shopping behavior, w addressed a need to re-evaluate long-standing processes and procedures and to rais the bar for our operating performance.

We initiated a Strategic Operating Review in early 2005, focused on speed to marke support systems, product development cycle times, management organization an design and marketing. Our experienced senior management has identified and in tiated many advancements, allowing us to achieve the highest standards of opera tional excellence, execution and consumer satisfaction.

We started by applying new processes to all stages of product development, includin introducing a state-of-the-art product lifecycle management system. We are workin more closely with our largest suppliers to substantially reduce the time necessary t design and deliver our products. We also realigned senior management in our whole sale apparel businesses to provide greater speed and consistency in responding to ou wholesale customers' evolving needs. Our distribution network also will becom more efficient with the incorporation of more dynamic routing capabilities. And w plan to eliminate redundancies in transportation and shipping, so that our product reach selling floors earlier. These changes will allow us to build on our exceller reputation for delivering products consumers want, at just the right time.

To enhance service levels, we are implementing an enterprise-wide resource plannin system which will enable our Company to operate on one platform. This means on system, one view, one consistent way of managing the business. This system wi replace various legacy systems we inherited as a result of our acquisitions. Imagin the possibilities as we truly begin to compete in the marketplace at an "enterpris level"! By getting faster, more efficient, and beginning to compete as an enterprise we plan to achieve over $100 million in cost savings. We believe that even greate benefits will come in the form of increased sales, by reaching the consumer faste than ever and by reducing the levels of promotional activity over time.

Even with the strategic operational changes taking place, we will not take our focu off our brands and their ongoing ascendance with consumers. In 2005, we continue to gain insight and intelligence from consumers and initiated the largest portfoli study in recent years. Our goal: to better understand how consumers view our brand competitive brands and the retail landscape, and what motivates and inspires them t purchase. This in-depth study confirmed the strength and stability of Jones Appare Group's flagship brands. Jones New York, Anne Klein, and Nine West, which hav earned consumer trust for over 20 years, continue to grow in relevance and are thre out of the four highest-evaluated apparel brands in our competitive set.

by

deli

branded sportswear; footwe

Although we're extremely proud of this consumer report card, we'll use this information as a tool to move forward. We'll continue to fine tune our branding and product selection in order to earn our customer's choice in an environment of "more choices than ever."

Jones New York has successfully transitioned from a rational "go to work" brand to a brand that inspires trust, confidence and success in the women who wear it. At the same time, this brand today has greater equities in youthfulness, femininity, and trendiness than its competitive set. Independent research indicates that the Jones New York brand, comprised of Collection, Signature and Sport, is the women's sportswear volume leader in department stores.

Our AK Anne Klein line and the Anne Klein New York collection have penetrated many more department store locations. We are taking the high consumer awareness and designer aesthetic of this brand and translating it into a retail accessory store division, with 15 openings scheduled for this fall, including a flagship store on Madison Avenue in New York City.

Nine West's sportswear line has grown by over 300% during the past three years, and Nine West continues to lead as the favorite brand of women's shoes. We are addressing the Nine West consumer's continuous desire for fashion-driven product through our newest marketing effort - co-branded designer footwear collections using both established and up-and-coming designers, such as Vivienne Westwood, Thakoon, and Sophia Kakosalaki - all to be delivered in limited distribution to key stores this fall. Additionally, you will see the first evolution of a totally new Nine West accessory store. This store is an accessory and shoe lover's destination, with a new merchandising approach created from an observational study of the impulse buying behavior of our consumers. We believe this is very innovative, and we look forward to our first opening this summer.

2005 was the first full year in which we operated the premier luxury specialty retailer, Barneys New York. Barneys has already exceeded our plans and is well on its way to being a $1 billion business over time. To continue this growth, we will focus on core flagship store openings in select cities. A Boston location opened in March, a Dallas store is scheduled to open this fall, and a Las Vegas flagship is scheduled for fall 2007. We also will grow the CO-OP Barneys New York concept stores, which serve trendy, younger customers.

In March, we celebrated the nationwide launch of Million Wishes, Inc., a new direct-selling division. It's an innovative concept using style consultants to sell an exclusive line of fashion accessories to their network of friends in a home party setting. It's a relaxing and sociable new shopping experience for many people and is expected to be an exciting growth opportunity for our Company.

One of our largest growth opportunities is to take what we own domestically and apply it on an international level. The Company, including our Canadian subsidiary, has already had many successes in that area. The International division continues to grow and flourish through affiliations in over 60 countries, with over 800 selling locations worldwide. Last year, our affiliates generated retail sales and wholesale shipments in excess of $400 million.


Sidney Kimmel
Founder, Jones Apparel Group, Inc.
Chairman and Director

We believe that along with financial success comes the social role of the modern corporation in supporting what matters. At Jones Apparel Group, we want to create more than fashion. We strive to create value by understanding the concerns of both our employees and consumers and by refocusing resources to truly make a difference. Teachers are the heart and soul of our children's education, and they need our support. Jon New York In The Classroom, Inc. is a non-profit organization established wit a grant from Jones Apparel Group, designed to help improve the quality of edu cation for America's children and inspire others to do the same.

Our employees have volunteered and raised funds for Jones New York In Th Classroom, which in turn has donated funds to benefit four leading nation non-profit organizations that support teachers. We're using our fashion sens to outfit teachers with back-to-school wardrobes. We're using our design sens to make over classrooms. And we've given our associates over 250,000 pai hours to volunteer in pre-kindergarten through 12th grade education faciliti in their local communities.

So far, we have been extremely successful. We have inspired teachers from a over the country to participate in supportive programs that provide resourc and foster retention. And we've raised hundreds of thousands of dollars f Jones New York In The Classroom during special shopping weeks dedicated education.

Jones Apparel Group's flagship brands hold very high standing with consumer and we are totally committed, aligned with the proper intelligence and inves ing, to maintain that position. I also believe that operational excellence will b a key element in driving our success toward achieving our goals. And while w are exploring new avenues, we will never lose sight of our foundation and re utation in product quality and value.

I want to extend my sincere thanks to all of our worldwide associates, and to o many customers, suppliers and investors, whose loyalty and support are deep appreciated.



vering

nd accessories to help them achieve this.



SAP System

On December 15, 2005, Jones Apparel Group, Inc. announced the selection of the SAP Apparel and Footwear solution as the core enterprise resource planning system for the Company. We are currently implementing the SAP Apparel and Footwear solution in our apparel businesses, a process that we expect to complete within 24 months. The SAP solution will greatly assist the Company in its ongoing efforts to eliminate redundancies and enhance our overall cost structure and margin performance.



Speed 2 Style

In the fall of 2005, we implemented "Speed 2 Style," the first phase of a speed-to-market initiative that combines supply chain efficien and design with product development processe This means shorter cycle times, a leaner supp chain, and design decisions made much close to market – all to get our product on the selli floor and in our customer's hands faster.

We're also moving many of our basic processe directly to our trading partners. Small teams people work directly with these partners, to ensure the quickest, most accurate communic tion possible.

We are now able to assess our customer's nee faster, and add to or adjust our designs much closer to the floor. The result – more of what our customers want, more quickly than ever.

Speed 2 Style will be fully implemented withi all our sportswear divisions by the end of 200

operationa


3

Management Realignment

In 2005 we undertook a management realignment that will allow us to better serve our wholesale customers across all channels of distribution by responding quicker to their evolving needs. This allowed us to further leverage our infrastructure to gain additional operational efficiencies. It also will allow us to achieve greater consistency across our wholesale apparel product categories and to increase the coordination of our branding strategies.

Pictured above (clockwise from back left): Jack Gross, Chief Executive Officer - Denim and Junior Businesses; Wesley R. Card, Chief Operating Officer; Howard Socol, Chief Executive Officer, Barneys New York; Rhonda J. Brown, President and Chief Executive Officer of Footwear, Accessories and Retail Group; and Lynne Coté, Chief Executive Officer - Wholesale Sportswear, Suits and Dresses.


4

Competing as an Enterprise

Our new SAP system, Speed 2 Style initiatives, and the management realignment will better allow us to take advantage of our size and scale.

This new operating model will allow all of our brands to function independently, which is critical to keeping their differentiation. But there also will be a new consistency in order to eliminate redundancies and leverage cross-brand value.

efficiency

strength &

Nine West was rated consumers' favorite footwear brand in a nationally representative survey.
- The NPD Group Jones Core Tracker (October 2005)


NINE WEST


JONES NEW YORK COLLECTION


JONES NEW YORK SIGNATURE

Jones New York, Nine West and Anne Klein were three of the four highest consumer-evaluated brands in a recently conducted apparel survey.
- Jones Apparel Group Brand Portfolio Study (August 2005)


BANDOLINO

Anne Klein was ranked seventh in WWD's 2005 list of top designer brands.
- The 3rd Annual WWD Book of Lists (December 2005)

stability

through our brands


ANNE KLEIN

maximizing the *lux*



ury market







BARNEYS NEW YORK

"Taste, luxury and humor" is the mantra of Barneys New York. Barneys is known around the world as a high-end retailer of luxury designer brands for men and women, including Prada, Lanvin, Balenciaga, Giorgio Armani and Ermenegildo Zegna.

Barneys operates flagship stores in New York, Beverly Hills and Chicago. And its offspring, CO-OP Barneys New York, serves trendy, younger customers through eight standalone stores.

In 2005, Barneys had a record year of sales and profit. And on March 10, 2006, we kicked off the beginning of our tremendous expansion plan for the retailer, with the opening of the Boston flagship store.



nurturing *new* grow

Jeanstar brings denim to a whole new level of style. It attracts and connects with the modern sensibility of consumers who want the latest in contemporary fashion, without having to pay for it. Jeanstar is a new brand of denim which allows women to make a statement with their own sense of "sexy" and feel like a future "STAR"!


jeanstar



CIRCA JOAN & DAVID

We've combined the heritage of a classic brand name with a modern design aesthetic. And we're offering it to our customers at a more affordable price point. Circa Joan & David is quality footwear for women who want the latest fashions, without having to pay full designer prices to get them. It's the perfect solution for the career woman who enjoys her fun, too. Each pair is beautiful and versatile enough to go from a professional office setting to a fashionable party in style.


NINE WEST

INTERNATIONAL

The International division continues to grow and flourish through affiliations in over 60 countries, with over 800 selling locations worldwide. Last year, our affiliates generated retail sales and wholesale shipments in excess of $400 million.

Nine West sportswear was introduced in Hong Kong – the first time for the brand outside of North America. And the first Anne Klein New York accessory store opened in the prestigious shopping center, IFC, in Hong Kong.

th

Million Wishes

Million Wishes is a new direct selling division that launched nationwide March 1, 2006. Style Consultants attend home parties where they will sell an exclusive line of fashion accessories to the party hostess' network of friends and family. It's a fun, convenient shopping experience that allows customers to try on products before they buy and receive honest feedback from their friends. The product line of 250 fashion accessories includes jewelry, handbags, belts and buckles and ranges in price from $16 to $232.


supporting wha

matters


JONES NEW YORK
IN THE CLASSROOM

Jones New York In The Classroom is a non-profit organization dedicated to improving the quality of education for America's children and inspiring others to do the same. Teachers are the single most important factor in raising student achievement, but they face many challenges. By the year 2010, the nation will need 2.2-2.4 million more teachers, yet teaching remains low on the list of career choices. 30-50% of teachers leave the profession within 3-5 years; those who remain spend an average of $1,200 a year out of their own pocket to provide basic learning supplies for their classrooms.




TODAY is
National Teacher
Day




JONES NEW YORK
IN THE CLASSROOM
JNY
LISTED
NYSE
JNY
LISTED
NYSE

Jones Apparel Group is doing what it can, as a company, to help. So far, we've donated millions of dollars in funds and services to Jones New York In The Classroom, which has donated money to non-profit charities that support teachers. By giving our associates over 250,000 hours to volunteer in pre-K through 12th grade education facilities, we hope to increase awareness of volunteerism and how vital it is to helping teacher-based programs grow.

We're also donating our expertise. By outfitting teachers with back-to-school wardrobes and helping make over classrooms with the assistance of The Home Depot and designer Laurie Smith, we hope to take some of the burden off of teachers' shoulders so that they can concentrate on education.

financial *highlights*

Jones Apparel Group, Inc. & Subsidiaries

all amounts in millions except per share and employee data	2005	2004	2003
total revenues	$5,074	$4,650	$4,375
gross profit	$1,830	$1,705	$1,637
gross margin	36.1%	36.7%	37.4%
operating income	$497	$528	$580
operating margin	9.8%	11.4%	13.3%
net income	$274	$302	$329
diluted earnings per share	$2.30	$2.39	$2.48
working capital	$448	$612	$827
total assets	$4,578	$4,551	$4,188
stockholders' equity	$2,666	$2,654	$2,538
book value per share	$23.01	$21.72	$20.11
dividends per share	$0.44	$0.36	$0.16
employees	13,530	17,260	17,095

TOTAL REVENUES BY SEGMENT



Wholesale Better Apparel
Wholesale Moderate Apparel
Wholesale Footwear and Accessories
Retail
Other



1.2%
26.3%
28.3%
19.3%
24.9%

2005



1.2%
16.8%
32.1%
21.6%
28.3%

2004



0.8%
15.7%
33.7%
19.8%
30.0%

2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 1 8 2006
WASH, D.C.
185
SECTION

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-10746

JONES APPAREL GROUP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	06-0935166
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
250 Rittenhouse Circle, Bristol, Pennsylvania	19007
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (215) 785-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [X] Yes [ ] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [X] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of the registrant's common stock as reported on the New York Stock Exchange composite tape on July 1, 2005, was approximately $3,596,833,857.

As of February 27, 2006, 114,204,125 shares of the registrant's common stock were outstanding.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The documents incorporated by reference into this Form 10-K and the Parts hereof into which such documents are incorporated are listed below:

Document	Part
Those portions of the registrant's proxy statement for the registrant's 2006 Annual Meeting of Stockholders (the "Proxy Statement") that are specifically identified herein as incorporated by reference into this Form 10-K.	III

DEFINITIONS

As used in this Report, unless the context requires otherwise, "our," "us" and "we" means Jones Apparel Group, Inc. and consolidated subsidiaries, "Sun" means Sun Apparel, Inc., "Nine West Group" means Nine West Group Inc., "Nine West" means Nine West Footwear Corporation, "Victoria" means Victoria + Co Ltd., "Judith Jack" means Judith Jack, LLC, "McNaughton" means McNaughton Apparel Group Inc., "Gloria Vanderbilt" means Gloria Vanderbilt Apparel Corp., "l.e.i." means R.S.V. Sport, Inc. and its related companies, "Kasper" means Kasper, Ltd. (acquired December 1, 2003), "Maxwell" means Maxwell Shoe Company Inc. (acquired July 8, 2004), "Barneys" means Barneys New York, Inc. (acquired December 20, 2004), "FASB" means the Financial Accounting Standards Board, "SFAS" means Statement of Financial Accounting Standards and "SEC" means the United States Securities and Exchange Commission.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

This Report includes, and incorporates by reference, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding our expected financial position, business and financing plans are forward-looking statements. The words "believes," "expects," "plans," "intends," "anticipates" and similar expressions identify forward-looking statements. Forward-looking statements also include representations of our expectations or beliefs concerning future events that involve risks and uncertainties, including:

- those associated with the effect of national and regional economic conditions;
- lowered levels of consumer spending resulting from a general economic downturn or lower levels of consumer confidence;
- the performance of our products within the prevailing retail environment;
- customer acceptance of both new designs and newly-introduced product lines;
- our reliance on a few department store groups for large portions of our business;
- consolidation of our retail customers;
- financial difficulties encountered by customers;
- the effects of vigorous competition in the markets in which we operate;
- our ability to identify acquisition candidates and, in an increasingly competitive environment for such acquisitions, acquire such businesses on reasonable financial and other terms;
- the integration of the organizations and operations of any acquired businesses into our existing organization and operations;
- our reliance on independent foreign manufacturers;
- changes in the costs of raw materials, labor and advertising;
- the general inability to obtain higher wholesale prices for our products that we have experienced for many years;
- the uncertainties of sourcing associated with the new environment in which general quota has expired on apparel products (while China has agreed to safeguard quota on certain classes of apparel products through 2008, political pressure will likely continue for restraint on importation of apparel);
- our ability to successfully implement new operational and financial computer systems; and
- our ability to secure and protect trademarks and other intellectual property rights.

All statements other than statements of historical facts included in this Report, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") are disclosed in this Report in conjunction with the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements. We do not undertake to publicly update or revise our forward-looking statements as a result of new information, future events or otherwise.

WEBSITE ACCESS TO COMPANY REPORTS

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our investor relations website at www.jny.com on the same day they are electronically filed with the SEC.

ITEM 1. BUSINESS

General

Jones Apparel Group, Inc. is a leading designer, marketer and wholesaler of branded apparel, footwear and accessories. We also market directly to consumers through our chain of specialty retail and value-based stores, and operate the Barneys chain of luxury stores. Our nationally recognized brands include *Jones New York, Evan-Picone, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Joan & David, Mootsies Tootsies, Sam & Libby, Napier, Judith Jack, Kasper, Anne Klein, Albert Nipon, Le Suit* and *Barneys New York*. The Company also markets costume jewelry under the *Givenchy* brand licensed from Givenchy Corporation and footwear under the *Dockers Women* brand licensed from Levi Strauss & Co. Each brand is differentiated by its own distinctive styling, pricing strategy, distribution channel and target consumer. We primarily contract for the manufacture of our products through a worldwide network of quality manufacturers. We have capitalized on our nationally known brand names by entering into various licenses for several of our trademarks, including *Jones New York, Evan-Picone, Anne Klein New York, Nine West, Gloria Vanderbilt* and *l.e.i.*, with select manufacturers of women's and men's products which we do not manufacture. For more than 30 years, we have built a reputation for excellence in product quality and value, and in operational execution.

Sale of *Polo Jeans Company* Business

On January 22, 2006, we entered into a Stock Purchase Agreement with Polo Ralph Lauren Corporation ("Polo") and certain of its subsidiaries with respect to the sale to Polo of all outstanding stock of Sun. We also entered into a settlement and release agreement with Polo to settle the pending litigation between the respective parties, including our former President, upon closing (see "Item 3. Legal Proceedings"). The transactions closed on February 3, 2006. Sun's assets and liabilities on the closing date primarily related to the *Polo Jeans Company* business, which Sun operated under long-term license and design agreements entered into with Polo in 1995. We retained distribution and product development facilities in El Paso, Texas, along with certain working capital items, including accounts receivable and accounts payable. In addition, as part of the agreements, we will continue to provide certain support services to Polo (including manufacturing, distribution, information technology and other financial and administrative functions) for a limited period of time.

Operating Segments

Our operations are comprised of four reportable segments: wholesale better apparel, wholesale moderate apparel, wholesale footwear and accessories, and retail. We identify operating segments based on, among other things, the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations. See "Business Segment and Geographic Area Information" in the Notes to Consolidated Financial Statements.

Wholesale Better Apparel

Our brands cover a broad array of categories for the women's markets. Within those brands, various product classifications include career and casual sportswear, jeanswear, dresses, suits, and a combination of all components termed lifestyle collection. We also produce a collection of sportswear under the *Anne Klein New York* brand and suits under the *Albert Nipon* brand that are priced for the bridge market. Career and casual sportswear are marketed as individual items or groups of skirts, pants, shorts, jackets, blouses, sweaters and related accessories which, while sold as separates, are coordinated as to styles, color schemes and fabrics, and are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have systematically spaced shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain labels offer key item styles, which are less seasonal in nature, on a replenishment basis (which ship generally within three to five days from receipt of order).

The following table summarizes selected aspects of the products sold under both our brands and licensed brands:

Group	Products	Label	Product Classification	Retail Price Points
Jones New York	Skirts, blouses, pants, jackets, sweaters, jeanswear, suits, dresses, casual tops, outerwear, shorts	*Jones New York* *Jones New York Signature* *Jones New York Sport* *Jones Jeans* *Jones New York Country* *Jones New York Dress* *Jones New York Suit*	Collection Sportswear Lifestyle Casual Sportswear Casual Sportswear Lifestyle Dresse. Suits	$15 - $456
Nine West	Skirts, blouses, pants, jackets, sweaters, dresses, outerwear, shorts, casual tops	*Nine West*	Lifestyle	$17 - $499
Anne Klein	Skirts, blouses, pants, jackets, sweaters, vests, dresses, casual tops	*Anne Klein New York* *AK Anne Klein* *AK Sport* *Anne Klein Dress*	Collection Sportswear Collection Sportswear Casual Sportswear Dresses	$55 - $1,995 $21 - $547 $22 - $152 $70 - $300
Other	Skirts, blouses, pants, jackets, sweaters, suits, dresses	*Kasper* *Albert Nipon* *Evan-Picone Dress* *Le Suit*	Suits, Dresses, Sportswear Suits Dresses Suits	$98 - $434 $274 - $1,034 $69 - $190 $147 - $320

Wholesale Moderate Apparel

Our brands cover a broad array of categories for the women's, juniors and girls markets. Within those brands, various product classifications include career and casual sportswear, jeanswear, dresses, suits, and a combination of all components termed lifestyle collection. Career and casual sportswear are marketed as individual items or groups of skirts, pants, shorts, jackets, blouses, sweaters and related accessories which, while sold as separates, are coordinated as to styles, color schemes and fabrics, and are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have scheduled shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain labels offer key item styles, which are less seasonal in nature, on a replenishment basis (which ship generally within five days from receipt of order).

The following table summarizes selected aspects of the products sold under our brands:

Group	Products	Label	Product Classification	Retail Price Points
Jones New York	Skirts, blouses, jackets, sweaters, casual tops	*Jones Wear* *Jones Wear Jeans*	Collection Sportswear Casual Sportswear	$17 - $86
Nine West	Skirts, blouses, jackets, sweaters, casual tops	*Nine & Company* *Bandolino*	Lifestyle Casual Sportswear	$22 - $134
McNaughton	Skirts, blouses, jackets, sweaters, casual tops	*Norton McNaughton*	Collection Sportswear	$29 - $129
Gloria Vanderbilt	Skirts, blouses, shorts, jackets, sweaters, jeanswear, capris, casual tops	*Gloria Vanderbilt*	Lifestyle Casual Sportswear	$13 - $58
Other	Skirts, blouses, pants, jackets, sweaters, jeanswear, dresses, casual tops and bottoms	*Evan-Picone* *Energie* *Erika* *l.e.i.* *Jeanstar* *A | Line* *Pappagallo* *Rena Rowan* *GLO/GLO Girls* *Whip-O-Will* *C.L.O.T.H.E.S.* *W*	Lifestyle Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear Career Sportswear Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear	$6 - $283

In addition to the products sold under these brands, we provide design and manufacturing resources to certain retailers to develop moderately-priced product lines to be sold under private labels.

Wholesale Footwear and Accessories

Our wholesale footwear and accessories operations include the sale of both brand name and private label footwear, handbags, small leather goods and costume, semi-precious, sterling silver, and marcasite jewelry. The following table summarizes selected aspects of the products sold under both our brands and licensed brands:

Footwear				
			Retail Price Points	
	Label	Product Classification	Shoes	Boots
Luxury	*Bridget Shuster*	Contemporary	$145 - $810	$375 - $3,075
Bridge	*Circa Joan & David*	Sophisticated Classics	$79-$125	$139 - $225
	Albert Nipon	Sophisticated Classics	$185-$255	—
	Garolini	Sophisticated/Contemporary	$120-$180	$200 - $350
	Boutique 58	Contemporary	$98-$125	$198 - $249
Better	*Nine West*	Contemporary	$59 - $165	$89 - $320
	Nine West Kids	Children's	$29 - $45	$45 - $59
	Enzo Angiolini	Sophisticated Classics	$60 - $170	$130 - $250
	AK Anne Klein	Modern Classics	$19 - $89	$95 - $189
Upper Moderate	*Bandolino*	Modern Classics	$59 - $75	$79 - $149
	Easy Spirit	Comfort/Fit, Active, Sport/Casuals	$49 - $95	$69 - $149
Moderate	*Nine & Company*	Contemporary	$40 - $60	$65 - $100
	Westies	Contemporary	$35 - $49	$79 - $99
	Pappagallo	Lifestyle	$30 - $65	---
	Gloria Vanderbilt	Lifestyle	$30 - $40	$59
	Mootsies Tootsies	Lifestyle	$30 - $40	$40 - $60
	Mootsies Tootsies Kids	Children's	$20 - $30	---
	Sam & Libby	Contemporary	$40 - $60	$80 - $90
	Sam & Libby Kids	Children's	$19 - $39	$35 - $39
	Dockers Women	Lifestyle	$45 - $70	---
	Jones Wear	Lifestyle	$50	---

Accessories			
	Label	Product Classification	Retail Price Points
Luxury	*Bridget Shuster*	Handbags and Belts	$225 - $850
Bridge	*Anne Klein New York*	Handbags	$68 - $525
	Judith Jack	Marcasite and Sterling Silver Jewelry	$48 - $1,950
Better	*Jones New York*	Handbags	$78 - $390
	Nine West	Handbags, Small Leather Goods and Costume Jewelry	$10 - $188
	Givenchy	Costume and Fashion Jewelry	$22 - $325
Upper Moderate	*Bandolino*	Handbags	$48 - $148
Moderate	*Nine & Company*	Handbags, Small Leather Goods and Costume Jewelry	$10 - $42
	Gloria Vanderbilt	Handbags, Small Leather Goods and Costume Jewelry	$20 - $36
	*A*l*Line*	Handbags and Small Leather Goods	$20 - $36
	Napier	Costume Jewelry	$12 - $150
	l.e.i.	Juniors Costume Jewelry	$8 - $20

Retail

We market apparel, footwear and accessories directly to consumers through our specialty retail stores operating in malls and urban retail centers, our various value-based ("outlet") stores and luxury stores located in major urban locations. We constantly evaluate both the opportunities for new locations and the results of underperforming locations for possible modification or closure.

Specialty Retail Stores. At December 31, 2005, we operated a total of 398 specialty retail stores. These stores sell either footwear and accessories or apparel (or a combination of these products) primarily under their respective brand names. Our *Nine West, Easy Spirit, Enzo Angiolini* and *Bandolino* retail stores offer selections of exclusive products not marketed to our wholesale customers. Certain of our specialty retail stores also sell products licensed by us, including belts, legwear, outerwear, watches and sunglasses.

The following table summarizes selected aspects of our specialty retail stores at December 31, 2005. Of these stores, 391 are located within the United States, five are located in the United Kingdom and two are located in Canada. In addition to the stores listed in the table, we participate in a joint venture that operates 33 specialty stores in Australia under the *Nine West* and *Enzo Angiolini* names.

			Retail Price Points				
	Number of locations	Brands offered	Shoes and Boots	Accessories	Apparel	Type of locations	Average store size (sq. ft.)
Nine West	224	Primarily *Nine West*	$15 - $320	$5 - $375	$48 - $499	Upscale and regional malls and urban retail centers	1,647
Easy Spirit	125	Primarily *Easy Spirit*	$16 - $150	$4 - $140	$59 - $159	Upscale and regional malls and urban retail centers	1,396
Enzo Angiolini	16	Primarily *Enzo Angiolini*	$49 - $260	$6 - $150	$139 - $249	Upscale malls and urban retail centers	1,504
Bandolino	24	Primarily *Bandolino*	$45 - $159	$10 - $118	$36 - $139	Urban retail locations and regional malls	1,254
Apparel	9	Various	$45 - $89	$3 - $138	$15 - $280	Urban retail locations and regional malls	1,571

Luxury stores. At December 31, 2005, we operated three *Barneys New York* flagship stores in prime retail locations in New York City, Beverly Hills and Chicago. The flagship stores, which average 136,667 square feet, establish and promote *Barneys New York* as a leading retailer of men's and women's fashion. These stores offer customers a wide variety of merchandise, including apparel, accessories, cosmetics and items for the home, catering to affluent, fashion-conscious customers. We also seek to ensure that the ambience of our flagship stores reflects the luxury and distinct style of the merchandise that we sell. The flagship stores in New York and Beverly Hills also include restaurants managed by third-party contractors.

At December 31, 2005, we operated three *Barneys New York* regional stores in Manhasset, NY, Seattle, WA and Chestnut Hill, MA. The regional stores, which average 12,133 square feet, provide a limited selection of the merchandise offered in the flagship stores and cater to similar customers as our flagship stores in more localized markets.

At December 31, 2005, we operated eight *Barneys New York CO-OP* stores. These free-standing stores, which average 8,272 square feet, are an extension of the CO-OP departments in our flagship stores and focus on providing customers with a selection of high-end, contemporary, urban casual apparel and accessories, often at price points that are slightly lower than our non-CO-OP merchandise. CO-OP stores provide us with the opportunity to develop one of Barneys' fastest growing merchandise categories in a less capital intensive manner, relative to Barneys' other luxury stores. These stores give us the opportunity to enter new markets and expand in our existing markets, while broadening our client base by targeting the younger designer customer. In addition, since we will be attracting our Barneys customer earlier in their life cycle, we also believe this format can serve as the initial entree for the shopper who will ultimately develop into our regional and flagship store customer. Similar to our CO-OP departments, our CO-OP stores offer merchandise from established and emerging designers, as well as our *Barneys* label.

Outlet Stores. At December 31, 2005, we operated a total of 674 outlet stores. Our shoe stores focus on breadth of product line, as well as value pricing, and offer a distribution channel for our residual inventories. The majority of the shoe stores' merchandise consists of new production of current and proven prior season's styles, with the remainder of the merchandise consisting of discontinued styles from our specialty retail footwear stores and wholesale divisions. The apparel stores focus on breadth of product line, customer service and value pricing. In addition to our brand name merchandise, these stores also sell merchandise produced by our licensees. The *Barneys New York* outlet stores leverage the *Barneys New York* brand to reach a wider audience by providing a lower priced version of the sophistication, style and quality of the retail experience provided in the luxury stores and also provide a clearance vehicle for residual merchandise from the luxury stores.

The following table summarizes selected aspects of our outlet stores at December 31, 2005. Of these stores, 653 are located within the United States and its territories and 21 are located in Canada. In addition to the stores listed in the table, we participate in a joint venture that operates six outlet stores in Australia under the *Nine West* name.

	Number of locations	Brands offered	Type of locations	Average store size (sq. ft.)
Nine West	160	Primarily *Nine West*	Manufacturer outlet centers	2,806
Jones New York	156	Primarily *Jones New York, Jones New York Sport* and *Jones New York Country*	Manufacturer outlet centers	3,751
Easy Spirit	110	Primarily *Easy Spirit*	Manufacturer outlet centers	3,888
Stein Mart (leased footwear departments)	104	All Company footwear brands	Strip centers	2,648
Kasper	81	Primarily *Kasper*	Manufacturer outlet centers	2,600
Anne Klein	35	Primarily *Anne Klein*	Manufacturer outlet centers	2,676
Treza	15	Various Company apparel brands in plus sizes	Manufacturer outlet centers	2,905
Barneys New York	12	Various	Manufacturer outlet centers	6,931
Joan & David	1	Primarily *Joan & David*	Manufacturer outlet center	2,202

We also operate four *Barneys New York* warehouse sale events annually, one each spring and fall season in both New York and Santa Monica, California. The warehouse sale events provide another vehicle for liquidation of end of season residual merchandise, as well as a low cost extension of the *Barneys New York* brand to a wider audience. The events attract a wide range of shoppers, mostly bargain hunters who value quality and fashion.

Licensed Brands

As a result of the acquisition of Victoria, we obtained the exclusive license to produce, market and distribute costume jewelry in the United States, Canada, Mexico and Japan under the *Givenchy* trademark pursuant to an agreement with Givenchy, which expires on December 31, 2008. The agreement provides for the payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement.

As a result of the acquisition of Maxwell, we obtained the exclusive license to produce and sell women's footwear under the *Dockers Women* trademark in the United States (including its territories and possessions) pursuant to an agreement with Levi Strauss & Co. and a license to design, develop and market women's and children's shoes under the *J. G. Hook* and *Hook Sport* brand names pursuant to an agreement with J. G. Hook, Inc. These agreements expire in December 2008 and December 2006, respectively. The agreements provide for the payment by us of a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreements.

Design

Our apparel product lines have design teams that are responsible for the creation, development and coordination of the product group offerings within each line. We believe our design staff is recognized for its distinctive styling of garments and its ability to update fashion classics with contemporary trends. Our apparel designers travel throughout the world for fabrics and colors, and stay continuously abreast of the latest fashion trends. In addition, we actively monitor the retail sales of our products to determine and react to changes in consumer trends.

For most sportswear lines, we will develop several groups in a season. A group typically consists of an assortment of skirts, pants, jeans, shorts, jackets, blouses, sweaters, t-shirts and various accessories. We believe that we are able to minimize design risks because we often will not have started cutting fabrics until the first few weeks of a major selling season. Since different styles within a group often use the same fabric, we can redistribute styles and, in some cases, colors, to fit current market demand. We also have a key item replenishment program for certain lines which consists of core products that reflect little variation from season to season.

Our footwear and accessories product lines are developed by a combination of our own design teams and third-party designers, which independently interpret global lifestyle, clothing, footwear and accessories trends. To research and confirm such trends, the teams travel extensively in Asia, Europe and major American markets, conduct extensive market research on retailer and consumer preferences, and subscribe to fashion and color information services. Each team presents styles that maintain each brand's distinct personality. Samples are refined and then produced. After the samples are evaluated, lines are modified further for presentation at each season's shoe shows and accessory markets.

Our jewelry brands are developed by separate design teams. Each team presents styles that maintain each brand's distinct personality. A prototype is developed for each new product where appropriate. Most prototypes are produced by our contractors based on technical drawings that we supply. These prototypes are reviewed by our product development team, who negotiate costs with the contractors. After samples are evaluated and cost estimates are received, the lines are modified as needed for presentation for each selling season.

We complement the designer merchandise in our luxury stores with a diverse selection of comparable quality *Barneys* label merchandise, including ready-to-wear apparel, handbags, shoes, dress shirts, ties and sportswear. *Barneys* label merchandise is manufactured by independent third parties according to our specifications. We are intensively involved in all aspects of the design and manufacture of this collection.

In accordance with standard industry practices for licensed products, we have the right to approve the concepts and designs of all products produced and distributed by our licensees. Similarly, Givenchy and Levi Strauss & Co. also provide design services to us for our licensed products and have the right to approve our designs for the *Givenchy* and *Dockers Women* product lines, respectively.

Manufacturing and Quality Control

Apparel

Apparel sold by us is produced in accordance with our design, specification and production schedules through an extensive network of independent factories located in United States territories, Mexico, China and other locations throughout the world. We also operate manufacturing facilities of our own in Mexico. Approximately 11% of our apparel products were manufactured in the United States territories and Mexico and 89% in other parts of the world (primarily Asia) during 2005. We source a portion of our products in Central and South America, enabling us to take advantage of shorter lead times than other offshore locations due to proximity. Sourcing in this region enables us to utilize current free-trade agreements, which provide that certain articles assembled abroad from United States components are exempt from United States duties on the value of these components.

We believe that outsourcing a majority of our products allows us to maximize production flexibility, while avoiding significant capital expenditures, work-in-process inventory build-ups and costs of managing a larger production work force. Our fashion designers, production staff and quality control personnel closely examine garments manufactured by contractors to ensure that they meet our high standards.

Our comprehensive quality control program is designed to ensure that raw materials and finished goods meet our exacting standards. Fabrics for garments manufactured are inspected by either independent inspection services or by our contractors upon receipt in their warehouses. Our quality control program includes inspection of both prototypes of each garment prior to cutting by the contractors and a sampling of production garments upon receipt at our warehouse facilities to ensure compliance with our specifications.

Our Mexican contractors are monitored by an in-house contractor operations group located in Mexico and other foreign manufacturers' operations are monitored by our Hong Kong-based personnel, buying agents located in other countries and independent contractors and inspection services. Finished goods are generally shipped to our warehouses for final inspection and distribution.

For our sportswear business, we occasionally supply the raw materials to our manufacturers. Otherwise, the raw materials are purchased directly by the manufacturer in accordance with our specifications. Raw materials, which are in most instances made and/or colored especially for us, consist principally of piece goods and yarn and are purchased by us from a number of domestic and foreign textile mills and converters. Our foreign finished goods purchases are generally purchased on a letter of credit basis, while our domestic purchases are generally purchased on open account.

Our primary raw material in our jeanswear business is denim, which is primarily purchased from leading mills located in the United States, Mexico, the Pacific Rim and Pakistan. Denim purchase commitments and prices are negotiated on a quarterly or semi-annual basis. We perform our own extensive testing of denim, cotton twill and other fabrics to ensure consistency and durability.

We do not have long-term arrangements with any of our suppliers. We have experienced little difficulty in satisfying our raw material requirements and consider our sources of supply adequate. Products have historically been purchased from foreign manufacturers in pre-set United States dollar prices, and therefore, we generally have not been adversely affected by fluctuations in exchange rates.

Our apparel products are manufactured according to plans prepared each year which reflect prior years' experience, current fashion trends, economic conditions and management estimates of a line's performance. We generally order piece goods concurrently with concept development. The purchase of piece goods is controlled and coordinated on a divisional basis. When possible, we limit our exposure to specific colors and fabrics by committing to purchase only a portion of total projected demand with options to purchase additional volume if demand meets the plan.

We believe our extensive experience in logistics and production management underlies our success in coordinating with contractors who manufacture different garments included within the same product group. We also contract for the production of a portion of our products through a network of foreign agents. We have had long-term mutually satisfactory business relationships with many of our contractors and agents but do not have long-term written agreements with any of them.

Footwear and Accessories

To provide a steady source of inventory, we rely on long-standing relationships developed by Nine West and Maxwell with footwear manufacturers in Asia and Brazil, by Nine West with accessories manufacturers in Asia and by Victoria with jewelry manufacturers in Asia. We work through independent buying agents for footwear and our own offices for accessories and jewelry. Allocation of production among our manufacturing resources is determined based upon a number of factors, including manufacturing capabilities, delivery requirements and pricing.

During 2005, approximately 93% of our footwear products were manufactured by independent footwear manufacturers located in Asia (primarily China) and approximately 7% were manufactured by independently owned footwear manufacturers in Brazil. Our handbags and small leather goods are sourced through our own buying offices in China and Hong Kong, which utilize independent third party manufacturers located primarily in China. Products have historically been purchased from the Brazilian and Asian manufacturers in pre-set United States dollar prices, and therefore, we generally have not been adversely affected by fluctuations in exchange rates. We do not have contracts with any of our footwear, handbag or small leather goods manufacturers but, with respect to footwear imported from Brazil and China, we rely on established relationships with our Brazilian and Chinese manufacturers directly and through our independent buying agents. For footwear, quality control reviews are done on-site in the factories by our third-party buying agents primarily to ensure that material and component qualities and fit of the product are in accordance with our specifications. For accessories, quality control reviews are done on-site in the factories by our own locally-based inspection technicians. Our quality control program includes approval of prototypes, as well as approval of final production samples to ensure they meet our high standards.

We believe that our relationships with our Brazilian and Chinese manufacturers provide us with a responsive and adequate source of supply of our products and, accordingly, give us a significant competitive advantage. We also believe that purchasing a significant percentage of our products in China and Brazil allows us to maximize production flexibility while limiting our capital expenditures, work-in-process inventory and costs of managing a larger production work force. Because of the sophisticated manufacturing techniques of footwear manufacturers, individual production lines can be quickly changed from one style to another, and production of certain styles can be completed in as few as four hours, from uncut leather to boxed footwear.

We place our projected orders for each season's styles with our manufacturers prior to the time we have received all of our customers' orders. Because of our close working relationships with our third party manufacturers (which allow for flexible production schedules and production of large quantities of footwear within a short period of time), most of our orders are finalized only after we have received orders from a majority of our customers. As a result, we believe that, in comparison to our competitors, we are better able to meet sudden demands for particular designs, more quickly exploit market trends as they occur, reduce inventory risk and more efficiently fill reorders booked during a particular season.

We do not have contracts with any of our jewelry manufacturers but rely on long-standing relationships, principally with third-party Asian manufacturers. We also have our own manufacturing facility to satisfy demand for products manufactured domestically (such as cosmetic containers) and to provide product samples, prototypes, small quantities of test merchandise and a small amount of production capacity in the event of a disruption of certain outsourced manufacturing. Victoria has historically experienced little difficulty in satisfying finished goods requirements, and we consider their source of supplies adequate. Products have historically been purchased from Asian manufacturers in pre-set United States dollar prices, and therefore, we generally have not been adversely affected by fluctuations in exchange rates.

During 2005, our jewelry products were manufactured primarily by independently-owned jewelry manufacturers in Asia. We believe that the quality and cost of products manufactured by our suppliers provide us with the ability to remain competitive. Sourcing the majority of our products enables us to better control costs and avoid significant capital expenditures, work in process inventory, and costs of managing a larger production workforce. Victoria's history as manufacturers gives them the requisite experience and knowledge to manage their vendors effectively.

Forecasts for basic jewelry products are produced on a rolling 12-week basis and are adjusted based on point of sale information from retailers. Manufacturing of fashion jewelry products is based on marketing forecasts and sales plans; actual orders are received several weeks after such forecasts are produced. Quality control testing is performed on-site by domestic employees or our own locally-based inspection technicians. Quality assurance checks are also performed upon receipt of finished goods at our distribution facilities.

Workplace Compliance Program

We have an active program in place to monitor compliance by our contract manufacturers (in all product categories) with the Jones Apparel Group Standards for Contractors and Suppliers ("Factory Standards"). In 1996, we became a participant in the United States Department of Labor's Apparel Manufacturer's

Compliance Program Agreement. Under that agreement, and through independent agreements with domestic and foreign manufacturers that produce products for us, we regularly audit for compliance with our Factory Standards and require corrective action when appropriate.

Our Factory Standards, which we have posted on our website, apply to conditions of employment, such as child labor, wages and benefits, working hours and days off, health and safety conditions in the workplace and housing, forced labor, discrimination, disciplinary practices and freedom of association.

We have a vigorous factory-auditing program. During 2005, 1,245 audits were conducted (including 773 by independent auditors), including domestic and foreign factories for apparel, footwear, handbag and jewelry products. Our Compliance Auditing staff consists of 21 auditors based in five countries. Eighteen auditors claim English as a second language, and virtually all are multi-lingual and have at least a bachelor's degree from a four-year institution in the United States or abroad. In addition to our own staff, we retain several recognized, unaffiliated workplace compliance audit firms to conduct factory audits on our behalf and to report on such findings, including recommendations for remediation.

We have entered into a pilot program with faith-based, labor and public pension shareholders to use local non-governmental organizations to perform initial assessments at five factories. The intent of the project is to move toward a model that is more focused on remediation of the issues found during the audit by involving workers and local organizations as part of the remediation process on a continual, ongoing basis. The project has been operating for approximately 18 months since inception, and we are ready to begin training at all five participating facilities in 2006.

Expanding on our introduction of a more training-based approach, in 2004 we funded training for an initial period of six months with ten footwear and 14 accessories factories. This training was conducted by a China-based labor compliance consulting organization. It addressed setting up policies and procedures with the factories and communicating their policies and procedures throughout the factory workforce. Examples of their policies and procedures are grievance procedures and hiring, promotion, termination and harassment prevention policies. The ten footwear factories committed to another six months of additional training, focusing on production planning to reduce the number of working hours. Jones is funding one-half of the second six months of training in these ten factories. We are also providing ongoing support (but not funding) for seven apparel factories that have engaged the same China-based labor compliance consulting organization. For 2005, seven additional factories have engaged the same compliance consulting organization for an initial six months of consulting services, for which we are funding 50% of the costs.

Obtaining compliance with our Factory Standards is, in many instances, a very challenging process. We deal with many factories in many countries, each with legal systems and cultures far different from those of the United States. Our auditing program invariably reports problems of varying degrees in almost all factories. Our approach, in virtually all cases, has been to attempt to improve conditions through directions to remediate the cited conditions and to conduct follow-up audits, rather than to cease using a given factory, which would assuredly result in severe hardship for the employees working at those factories. We believe that progress and improvement, although incremental, is quite real.

Marketing

Our ten largest customer groups, principally department stores, accounted for approximately 50% of gross revenues in 2005. In recent years the retail industry has experienced consolidation and other ownership changes. Federated Department Stores, Inc., our second largest customer in 2004, acquired May Department Stores Company, our largest customer in 2004, on August 30, 2005. The combined company accounted for 19% of our 2005 gross revenues.

We believe that purchasing decisions are generally made independently by individual department stores within a commonly controlled group. There has been a trend, however, toward more centralized purchasing decisions. As such decisions become more centralized, the risk to us of such concentration increases. Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. In the future, retailers may have financial problems or consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could increase the concentration of our customers. We attempt to minimize our credit risk from our concentration of customers by closely monitoring accounts receivable balances and shipping levels and the ongoing financial performance and credit status of our customers.

We also believe there is an increasing focus by the department stores to concentrate an increasing portion of their product assortments within their own private label products. These private label lines compete directly with our product lines and may receive prominent positioning on the retail floor by department stores. While this creates more competition, we believe that our brands are preferred by the consumer.

Sportswear products are marketed to department stores and specialty retailing customers during "market weeks," which are generally four to six months in advance of the corresponding industry selling seasons. While we typically will allocate a six-week period to market a sportswear line, most major orders are written within the first three weeks of any market period.

We believe retail demand for our apparel products is enhanced by our ability to provide our retail accounts and consumers with knowledgeable sales support. In this regard, we have an established program to place retail sales specialists in many major department stores for many of our brands, including *Jones New York, Jones New York Sport, Jones New York Signature, Kasper* and *Anne Klein*. These individuals have been trained by us to support the sale of our products by educating other store personnel and consumers about our products and by coordinating our marketing activities with those of the stores. In addition, the retail sales specialists provide us with firsthand information concerning consumer reactions to our products. In addition, we have a program of designated sales personnel in which a store agrees to designate certain sales personnel who will devote a substantial portion of their time to selling our products in return for certain benefits.

We introduce new collections of footwear at industry-wide shoe shows, held semi-annually in both New York City and Las Vegas. We also present an interim line to customers during the fall and spring of each year. We introduce new handbag and small leather goods collections at market shows that occur five times each year in New York City. Jewelry products are marketed in New York City showrooms through individual customer appointments and at five industry-wide market shows each year. Retailers visit our showrooms at these times to view various product lines and merchandise.

We market our footwear, handbag and small leather goods businesses with certain department stores and specialty retail stores by bringing our retail and sales planning expertise to those retailers. Under this program, members of branded division management who have extensive retail backgrounds work with the retailer to create a "focus area" or "concept shop" within the store that displays the full collection of a single brand in one area. These individuals assist the department and specialty retail stores by: providing advice about appropriate product assortment and product flow; making recommendations about when a product should be re-ordered; providing sales guidance, including the training of store personnel; and developing advertising programs with the retailer to promote sales of our products. In addition, our sales force and field merchandising associates for footwear, handbags and small leather goods recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. The goal of this approach is to promote high retail sell-throughs of our products. With this approach, customers are encouraged to devote greater selling space to our products, and we are better able to assess consumer preferences, the future ordering needs of our customers, and inventory requirements.

We work closely with our wholesale jewelry customers to create long-term sales programs, which include choosing among our diverse product lines and implementing sales programs at the store level. A team of sales representatives and sales managers monitor product performance against plan and are responsible for inventory management, using point-of-sale information to respond to shifts in consumer preferences. Management uses this information to adjust product mix and inventory requirements. In addition, field merchandising associates recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. Retailers are also provided with customized displays and store-level merchandising designed to maximize sales and inventory turnover. By providing retailers with in-store product management, we establish close relationships with retailers, allowing us to maximize product sales and increase floor space allocated to our product lines. We have also placed retail sales specialists in major department stores to support the sale of our *Napier, Nine West, Givenchy* and *Judith Jack* jewelry products.

Advertising and Promotion

We employ a cooperative advertising program for our branded products, whereby we share the cost of certain wholesale customers' advertising and promotional expenses in newspapers, magazines and other media up to either a preset maximum percentage of the customer's purchases or an agreed-upon rate of contribution. An important part of the marketing program includes prominent displays of our products in wholesale customers' fashion catalogs as well as in-store shop displays.

We have national advertising campaigns for the following brands:

- *Jones New York* Collection, *Jones New York Sport* and *Jones New York Signature* (in fashion and lifestyle magazines),
- *Nine West* (footwear, apparel, handbags, jewelry and licensed products, primarily in fashion magazines),
- *Bandolino* (in fashion magazines),
- *Gloria Vanderbilt* (in fashion and trade magazines),
- GLO (in fashion magazines),
- *l.e.i.* (in lifestyle and fashion magazines and radio),
- *Anne Klein New York* and *AK Anne Klein* (in fashion magazines), and
- *Jeanstar* (in fashion magazines).

Given the strong recognition and brand loyalty already afforded our brands, we believe these campaigns will serve to further enhance and broaden our customer base. Our in-house creative services departments oversee the conception, production and execution of virtually all aspects of these activities. We also believe that our retail network promotes brand name recognition and supports the merchandising of complete lines by, and the marketing efforts of, our wholesale customers.

Licensing of Company Brands

We have entered into various license agreements under which independent licensees either manufacture, market and sell certain products under our trademarks in accordance with designs furnished or approved by us or distribute our products in certain countries where we do not do business. These licenses, the terms of which (not including renewals) expire at various dates through 2016, typically provide for the payment to us of a percentage of the licensee's net sales of the licensed products against guaranteed minimum royalty payments, which typically increase over the term of the agreement. We are also a party to licensing arrangements pursuant to which three retail stores are operated in Japan and a single in-store department is operated in Singapore under the name *Barneys New York*.

The following table sets forth information with respect to select aspects of our licensing business:

Brand	Category
Jones New York	Men's Accessories and Jewelry (U.S., Canada) Men's Dress Shirts (U.S.) Men's Neckwear (Canada) Men's Neckwear (U.S.) Men's Optical Eyewear (U.S., Canada, Mexico) Men's Tailored Clothing, Dress Shirts, Outerwear, Dress Slacks (Canada) Men's Tailored Clothing, Formal Wear (U.S.) Men's Topcoats, Outerwear (U.S.) Men's Umbrellas, Rain Accessories (U.S.) Women's Costume Jewelry (Canada) Women's Hats (U.S., Canada) Women's Leather Outerwear (U.S.) Women's Optical Eyewear (Aruba, Australia, Canada, Colombia, Costa Rica, Curacao, Cyprus, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Kuwait, Lebanon, Mexico, Nicaragua, Panama, Philippines, Trinidad, Turkey, South Africa, Sweden) Women's Outerwear, Rainwear (U.S.) Women's Outerwear, Wool Coats, Rainwear (Canada) Women's Scarves, Wraps and Cold Weather Accessories (U.S., Canada) Women's Sleepwear, Loungewear (U.S., Canada) Women's Sunglasses (U.S., Canada) Women's Umbrellas, Rain Accessories (U.S.) Women's Watches (Canada) Women's Wool Coats (U.S.) Retail Distribution Rights for Women's Apparel, Handbags, Small Leather Goods, Footwear, Belts, Sunglasses, Coats, Scarves, as well as Sleepwear if such items are made available in the Territory (China, Hong Kong, Indonesia, Macau, Malaysia, Singapore, Taiwan, Thailand)
Jones Wear	Women's Costume Jewelry (Canada) Women's Outerwear (Canada) Women's Watches (Canada)
Anne Klein New York	*Anne Klein New York* Footwear (Worldwide excluding Japan) *AK Anne Klein* Costume Jewelry (U.S.) Belts (U.S., Canada) Home Sewing Patterns (Worldwide) Hosiery, Casual Legwear (U.S., Canada) Outerwear, Wool Coats, Rainwear (U.S.) Scarves, Cold Weather Accessories, Gloves (U.S., Canada) Sunglasses, Optical Eyewear (Worldwide) Swimwear (U.S.) Umbrellas, Rain Accessories (U.S., Canada) Watches (Worldwide) Manufacturing and Distribution Rights for Apparel, Handbags, Belts, Accessories, Costume Jewelry, Footwear, Towels (Japan) Manufacturing and Distribution Rights for Apparel, Handbags, Accessories (Korea) Retail and Wholesale Distribution Rights for Apparel and Handbags (Central America, South America, Caribbean, Dominican Republic) Retail Distribution Rights for Apparel, Small Leather Goods, Footwear, Handbags, Belts, Sunglasses, Watches, Jewelry, Coats, Socks, Scarves, Swimwear, as well as Sleepwear, Fragrances, and Cosmetics if such items are made available in the Territory (China, Hong Kong, Indonesia, Macau, Malaysia, Singapore, Taiwan, Thailand, Italy, France, Spain, United Kingdom) Retail Distribution Rights for Apparel, Handbags, Accessories, Belts, Sleepwear, Casual Legwear (Philippines)
A | Line	Costume Jewelry (U.S.) Eyewear (U.S.) Outerwear, Rainwear (U.S.) Scarves (U.S.) Swimwear (U.S.) Watches (U.S.)
Albert Nipon	Men's Tailored Clothing (U.S.) Women's Outerwear (U.S.)
Kasper	Men's Tailored Clothing (U.S., Canada, Mexico)

Brand	Category
Evan-Picone	Men's Tailored Clothing, Formal Wear, Topcoats (U.S.) Women's Sportswear (Japan)
Nine West	Belts (U.S., Canada) Casual Legwear (U.S., Canada) Gloves, Cold Weather Accessories (U.S., Canada) Hats (U.S., Canada) Leather, Wool, Casual Outerwear, Rainwear (U.S., Canada, Spain) Luggage (U.S., Canada) Optical Eyewear (U.S., Canada, China, Mexico) Sunglasses (U.S., Canada, Spain) Retail Distribution Rights for Apparel, Footwear, Handbags, Belts, Cold Weather Accessories, Hats, Luggage, Sunglasses, Watches, Jewelry, Coats, Legwear, Scarves, as well as Sleepwear, Swimwear, Fragrances and Cosmetics if such items are made available in the Territory (China, Hong Kong, Indonesia, Japan Macau, Malaysia, Philippines, Singapore, Taiwan, Thailand)
Nine & Company	Bed and Bath Products and Accessories (U.S.) Belts (U.S.) Casual Legwear (U.S.) Gloves, Cold Weather Accessories (U.S.) Hats (U.S.) Luggage (U.S.) Leather, Wool, Casual Outerwear, Rainwear (U.S.) Sleepwear, Loungewear (U.S.) Slippers (U.S.) Sunglasses (U.S.) Watches (U.S.)
Easy Spirit	Slippers (U.S., Canada)
Enzo Angiolini	Sunglasses (U.S.)
Calico	Footwear (U.S.)
Energie	Men's Denim and Sportswear (U.S.) Boys' Denim and Sportswear (4-6x and 8-20) (U.S.)
Gloria Vanderbilt	Knit Tops, Bottoms, ActiveWear, Performance ActiveWear (U.S.) Sleepwear, Daywear, Loungewear (U.S., Canada) Infants', Toddlers' and Children's (4-6x) Apparel (U.S., Canada) Decorative Bedding and Bath Products, Accent Rugs, Pillows, Mattress Pads and Pillow Protectors (U.S.)
GLO	Infants', Toddlers' and Children's (4-6x) Apparel (U.S.) Swimwear (U.S.)
GLO Girl	Infants', Toddlers' and Children's (4-6x) Apparel (Canada)
l.e.i.	Casual Legwear (U.S.) Children's Apparel (U.S.) Footwear (U.S., Canada) Handbags, Belts, Accessories, Cold Weather Accessories (U.S., Canada) Hats (U.S., Canada) Juniors' and Girls' Intimate Apparel (U.S.) Juniors' and Girls' Outerwear (U.S.) Juniors' and Girls' Sunglasses (U.S., Canada) Swimwear (U.S., Canada) Watches (U.S., Canada)
Joan & David	Manufacturing and Retail Distribution Rights for Apparel, Footwear, Handbags (China, Hong Kong, Indonesia, Japan, Korea, Macau, Malaysia, Philippines, Singapore, Taiwan, Thailand)
Sam & Libby	Men's, Women's and Children's Slippers and Sandals (U.S.)

International footwear and accessories retail/wholesale distribution	*Nine West* retail locations (Bahrain, Kuwait, Oman, Qatar, The United Arab Emirates, Jordan, India, Poland)
	Nine West retail locations (Saudi Arabia, Lebanon)
	Nine West retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini, Bandolino* and *Easy Spirit* footwear and accessories and *AK Anne Klein, Circa Joan & David, Sam & Libby* and *Mootsies Tootsies* footwear (Belize, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Venezuela, the Dominican Republic, French Guiana, Guyana, Suriname, the Caribbean Islands)
	Nine West retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Greece, Cyprus)
	Nine West retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Chile, Peru) and wholesale distribution rights for *Enzo Angiolini* footwear and accessories (Chile)
	Nine West, Enzo Angiolini, NW Nine West and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini, NW Nine West* and *Easy Spirit* footwear and accessories (Hong Kong, Indonesia, Japan, Korea, Macau, Malaysia, the People's Republic of China, the Philippines, Singapore, Taiwan, Thailand)
	Nine West retail locations and wholesale distribution rights for *Nine West* footwear and accessories (South Africa)
	Nine West, Enzo Angiolini and *Westies* retail locations, wholesale distribution rights for *Nine West* footwear and accessories and *Enzo Angiolini* and *Westies* footwear and manufacturing rights for *Westies* footwear (Mexico)
	Nine West retail locations (Turkey)
	Nine West and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West* and *Easy Spirit* footwear and accessories (Israel)
	Nine West and *Easy Spirit* retail locations, wholesale distribution rights for *Nine West, Enzo Angiolini, Easy Spirit, Bandolino, Nine & Company* and *Westies* footwear and accessories and *AK Anne Klein, Circa Joan & David, Sam & Libby* and *Mootsies Tootsies* footwear (Canada)
	Nine West retail locations (the United Kingdom, Ireland, the Channel Islands) and wholesale distribution rights for *Nine West* and *NW Nine West* footwear and accessories and *Easy Spirit* footwear (the United Kingdom, Ireland, the Channel Islands, Norway, Denmark, Sweden, Finland, Iceland, Belgium, the Netherlands, Luxembourg)
	Nine West retail locations and wholesale distribution rights for *Nine West* and *Enzo Angiolini* footwear and accessories (Spain)
	Wholesale distribution rights for *Nine West* and *Napier* costume jewelry (Canada)

Trademarks

We utilize a variety of trademarks which we own, including *Jones New York, Jones New York Signature, Jones New York Sport, Jones Wear, Jones New York Country, Jones Jeans, Evan-Picone, Norton McNaughton, Erika, Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Nine & Company, Westies, Bridget Shuster, Pappagallo, Garolini, Joan & David, Mootsies Tootsies, Sam & Libby, Napier, Richelieu, Judith Jack, Gloria Vanderbilt, GLO, l.e.i., Albert Nipon, Anne Klein, Anne Klein New York, AK Anne Klein, A | Line, Kasper, Le Suit, Jeanstar, C.L.O.T.H.E.S., Whip-O-Will* and *Barneys New York*. We have registered or applied for registration for these and other trademarks for use on a variety of items of apparel, footwear, accessories and/or related products and, in some cases, for retail store services, in the United States and certain other countries. The expiration dates of the United States trademark registrations for our material registered trademarks are as follows, with our other registered foreign and domestic trademarks expiring at various dates through 2020. Certain brands such as *Jones New York* are sold under several related trademarks; in these instances, the range of expiration dates is provided. All marks are subject to renewal in the ordinary course of business if no third party successfully challenges such registrations and, in the case of domestic and certain foreign registrations, applicable use and related filing requirements for the goods and services covered by such registrations have been met.

Trademark	Expiration Dates	Trademark	Expiration Dates	Trademark	Expiration Dates
Jones New York	2006-2015	*Napier*	2009	*Anne Klein*	2006-2015
Jones New York Sport	2013	*Judith Jack*	2012	*Kasper*	2012
Evan-Picone	2013	*Norton McNaughton*	2014	*Le Suit*	2008
Nine West	2011-2013	*Erika*	2014	*Joan & David*	2012-2015
Easy Spirit	2007-2013	*Energie*	2015	*Mootsies Tootsies*	2010
Enzo Angiolini	2008-2014	*Gloria Vanderbilt*	2012-2015	*Sam & Libby*	2013
Bandolino	2011	*l.e.i.*	2010-2013	*Barneys New York*	2007-2015
Nine & Company	2012-2015	*Albert Nipon*	2007-2012		

We carefully monitor trademark expiration dates to provide uninterrupted registration of our material trademarks. We also license the *Givenchy, Dockers Women, J. G. Hook* and *Hook Sport* trademarks (see "Licensed Brands" above).

We also hold numerous patents expiring at various dates through 2019 (subject to payment of annuities and/or periodic maintenance fees) and have additional patent applications pending in the United States Patent and Trademark Office. We regard our trademarks and other proprietary rights as valuable assets which are critical in the marketing of our products. We vigorously monitor and protect our trademarks and patents against infringement and dilution where legally feasible and appropriate.

Imports and Import Restrictions

Our transactions with our foreign manufacturers and suppliers are subject to the risks of doing business abroad. Imports into the United States are affected by, among other things, the cost of transportation and the imposition of import duties and restrictions. The United States, China, Brazil and other countries in which our products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring.

Our import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries, including Hong Kong, Taiwan, the Philippines, Thailand, Indonesia and South Korea. In certain cases, these agreements impose quotas on the amount and type of goods which can be imported into the United States from these countries. Such agreements also allow the United States to impose, at any time, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits. Our imported products are also subject to United States customs duties and, in the ordinary course of business, we are from time to time subject to claims by the United States Customs Service for duties and other charges.

We monitor duty, tariff and quota-related developments and continually seek to minimize our potential exposure to quota-related risks through, among other measures, geographical diversification of our manufacturing sources, the maintenance of overseas offices, allocation of overseas production to merchandise categories where more quota is available and shifts of production among countries and manufacturers.

Because our foreign manufacturers are located at greater geographic distances from us than our domestic manufacturers, we are generally required to allow greater lead time for foreign orders, which reduces our manufacturing flexibility. Foreign imports are also affected by the high cost of transportation into the United States and the effects of fluctuations in the value of the dollar against foreign currencies in certain countries.

In addition to the factors outlined above, our future import operations may be adversely affected by political instability resulting in the disruption of trade from exporting countries and restrictions on the transfer of funds.

Backlog

We had unfilled customer orders of approximately $1.2 billion and $1.4 billion at December 31, 2005 and December 31, 2004, respectively. These amounts include both confirmed and unconfirmed orders which we believe, based on industry practice and past experience, will be confirmed. The amount of unfilled orders at a particular time is affected by a number of factors, including the mix of product, the timing of the receipt and processing of customer orders and scheduling of the manufacture and shipping of the product, which in some instances is dependent on the desires of the customer. Backlog is also affected by a continuing trend among customers to reduce the lead time on their orders. Due to these factors, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

Employees

At December 31, 2005, we had approximately 13,530 full-time employees. This total includes approximately 6,375 in quality control, production, design and distribution positions, approximately 2,990 in administrative, sales, clerical and office positions and approximately 4,165 in our retail stores. We also employ approximately 4,900 part-time employees, of which approximately 4,785 work in our retail stores.

Approximately 115 of our employees located in Bristol, Pennsylvania are members of the Teamsters Union, which has a collective bargaining agreement with us expiring in March 2006. Approximately 80 of our employees located in Vaughan, Ontario are members of the Laundry and Linen Drivers and Industrial Workers Union, which has a collective bargaining agreement with us expiring in March 2006. Approximately 730 of our employees located in Mexico are members of an affiliate of the Cofederacion de Trabajadores Mexicanos, which has a collective bargaining agreement expiring on January 1, 2007. Approximately 225 of our employees are members of the Union of Needletrades, Industrial and Textile Employees, which has a labor agreement with Kasper that expires on May 31, 2007. Approximately 890 of our employees are members of UNITE HERE, which has various labor agreements with Barneys that expire between February 28, 2007 and April 30, 2011. We consider our relations with our employees to be satisfactory.

Jones New York in the Classroom

On May 3, 2005, we announced the launch of a charitable cause initiative, including the establishment of Jones New York In The Classroom, Inc., a not-for-profit corporation, with an initial grant from us of $1 million and a commitment of our continued support. Jones New York In The Classroom is dedicated to improving the quality of education in America and inspiring others, both individuals and corporations, to do the same through support of teachers and vital teacher-based programs in America's public schools. It is focused on four areas of support for teachers: recruitment, retention, professional development and recognition and support. Our initial donation was earmarked to support each of the four non-profit organizations selected by Jones New York In The Classroom to benefit from its programs and fundraising: TeachersCount, New Teacher Academy, Fund for Teachers and Adopt-A-Classroom. Each of these organizations addresses one or more of Jones New York In The Classroom's areas of focus.

Our commitment goes beyond our initial $1 million grant and includes support for events to raise public awareness of Jones New York In The Classroom and its goals for teachers and education, as well as initiatives to encourage our employees to participate in volunteer opportunities and fundraising for Jones New York In The Classroom, and the other non-profit organizations Jones New York In The Classroom is supporting. Our corporate employees have the opportunity to volunteer up to three hours of paid time off each month in educational facilities in their local communities, totaling more than 250,000 hours annually in support of teachers and education. Each of our business locations is encouraged to raise or budget funds to adopt a classroom to help with daily classroom needs through Adopt-A-Classroom. Working with our retail customers, we have supported Jones New York In The Classroom with in-store marketing programs, including a limited edition t-shirt featuring artwork by New York City artist Ryan McGinness, and a dedicated shopping week during which 10 percent of our profits on sales of certain merchandise (up to $500,000) were donated to Jones New York In The Classroom. Additional activities we have participated in include assisting Jones New York In The Classroom in forming a national advisory committee comprised of education professionals; designing, developing and hosting a website for the charity and developing car magnets for sale by the charity to raise funds; partnering with The Home Depot, interior designer Laurie Smith and O, the Oprah magazine (which provided in-book space for the promotion of the program) for Back to School, Back to Style teacher and classroom makeovers; and funding other in-store school-themed events to raise awareness of Jones New York In The Classroom and the four non-profit organizations it has committed to support.

Strategic Review and Restructuring

In late 2003, we began to evaluate the need to broaden global sourcing capabilities to respond to the competitive pricing and global sourcing capabilities of our denim competitors, as the favorable production costs from non-duty/non-quota countries and the breadth of fabric options from Asia began to outweigh the benefits of Mexico's quick turn and superior laundry capabilities. The decision to expand global sourcing, combined with lower projected shipping levels of denim products for 2005, led us to begin a comprehensive review of our denim manufacturing during the fourth quarter of 2004. The result of this review was the development of a plan of reorganization of our Mexican operations to reduce costs associated with excess capacity.

On July 11, 2005, we announced that we had completed a comprehensive review of our denim manufacturing operations located in Mexico. The primary action plan arising from this review resulted in the closing of the laundry, assembly and distribution operations located in San Luis, Mexico. All manufacturing has been consolidated into existing operations in Durango and Torreon, Mexico. A total of 3,170 employees have been terminated as a result of the closure. We have undertaken a number of measures to assist affected employees, including severance and benefits packages. As a result of this consolidation, we expect that our manufacturing operations will perform more efficiently, thereby improving our operating performance.

In December 2005, we closed our distribution center in Bristol, Pennsylvania. A total of 120 employees have been affected by the closure.

We have completed a strategic review of our operating infrastructure to improve profitability and to ensure we are properly positioned for the long-term benefit of our shareholders. By proactively reviewing our infrastructure, systems and operating processes at a time when the industry is undergoing consolidation and change, we plan to eliminate redundancies and improve our overall cost structure and margin performance.

Supply Chain Management

- We are in the process of implementing a product development management system which will ultimately be integrated with our third-party manufacturers.
- We are utilizing the capabilities of our third-party manufacturers to increase pre-production collaboration efforts with them, thereby increasing speed to market and improving margins. This has already been achieved in some of the moderate and better apparel businesses, and will continue to be expanded across most of our businesses.
- We have selected SAP Apparel and Footwear Solution as our enterprise resource planning system, which will be implemented company-wide utilizing one universal platform.
- The logistics network is being analyzed in an effort to reduce costs and increase efficiency by following a tiered approach of (i) multiple product usage of existing distribution centers, (ii) utilizing third party logistics providers, and (iii) ultimately direct shipping from factory to vendor.
- In response to the elimination of apparel quotas and other trade safeguards, we are in the process of consolidating our third-party manufacturing to a more concentrated vendor matrix.

General and Administrative Areas

- We have completed a review of all general and administrative support areas and will implement best practices in connection with the migration of our current systems to the SAP Apparel and Footwear Solution platform.

The reviews have been completed, and we estimate that the implementation and execution of the initiatives underway will be substantially completed by mid-2008. We are targeting annual savings of approximately $100 million once all the initiatives have been implemented.

ITEM 1A. RISK FACTORS

There are certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated. Risks and uncertainties that could adversely affect us include, without limitation, the following factors.

The apparel, footwear and accessories industries are highly competitive. Any increased competition could result in reduced sales or prices, or both, which could have a material adverse effect on us.

Apparel, footwear and accessories companies face competition on many fronts, including the following:

- establishing and maintaining favorable brand recognition;
- developing products that appeal to consumers;
- pricing products appropriately; and
- obtaining access to retail outlets and sufficient floor space.

There is intense competition in the sectors of the apparel, footwear and accessories industries in which we participate. We compete with many other manufacturers and retailers, some of which are larger and have greater resources than we do. Any increased competition could result in reduced sales or prices, or both, which could have a material adverse effect on us.

We compete primarily on the basis of fashion, price and quality. We believe our competitive advantages include our ability to anticipate and respond quickly to changing consumer demands, our brand names and range of products and our ability to operate within the industries' production and delivery constraints. Furthermore, our established brand names and relationships with retailers have resulted in a loyal following of customers.

We believe that, during the past few years, major department stores and specialty retailers have been increasingly sourcing products from suppliers who are well capitalized or have established reputations for delivering quality merchandise in a timely manner. However, there can be no assurance that significant new competitors will not develop in the future.

We also believe there is an increasing focus by the department stores to concentrate an increasing portion of their product assortments within their own private label products. These private label lines compete directly with our product lines and may receive prominent positioning on the retail floor by department stores. While this creates more competition, our independent studies indicate that our brands are preferred by the consumer.

We may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on us.

The apparel, footwear and accessories industries have historically been subject to rapidly changing fashion trends and consumer preferences. We believe that our success is largely dependent on our ability to anticipate and respond promptly to changing consumer demands and fashion trends in the design, styling and production of our products. If we cannot gauge consumer needs and fashion trends and respond appropriately, then consumers may not purchase our products, and this could have a material adverse effect on us.

We believe that consumers in the United States are shopping less in department stores (our traditional distribution channel) and more in other channels, such as specialty shops and mid-tier locations where value is perceived to be higher. We have responded to these trends by enhancing the brand equity of our labels through our focus on design, quality and value, and through strategic acquisitions which provide significant diversification to the business by successfully adding new distribution channels, labels and product lines. Despite our efforts to respond to these trends, there can be no assurance that these trends will not have a material adverse effect on us.

The apparel, footwear and accessories industries are heavily influenced by general economic cycles. A prolonged period of depressed consumer spending would have a material adverse effect on us.

Purchases of apparel, footwear and related goods generally decline during recessionary periods when disposable income is low. In such an environment, promotional selling would adversely affect our profitability.

The loss of any of our largest customers could have a material adverse effect on us.

Our ten largest customer groups, principally department stores, accounted for approximately 50% of revenues in 2005. In recent years the retail industry has experienced consolidation and other ownership changes. Federated Department Stores, Inc., our second largest customer in 2004, acquired May Department Stores Company, our largest customer in 2004, on August 30, 2005. The combined company accounted for approximately 19% of our 2005 gross revenues.

We believe that purchasing decisions are generally made independently by individual department stores within a customer group. There has been a trend, however, toward more centralized purchasing decisions. As such decisions become more centralized, the risk to us of such concentration increases. A decision by the controlling owner of a customer group of department stores to modify those customers' relationships with us (for example, decreasing the amount of product purchased from us, modifying floor space allocated to apparel in general or our products specifically, or focusing on promotion of private label products rather than our products) could have a material adverse effect on us. Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. To the extent any of our key customers reduces the number of vendors and consequently does not purchase from us, this could have a material adverse effect on us.

In the future, retailers may have financial problems or consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could further increase the concentration of our customers. The loss of any of our largest customers, or the bankruptcy or material financial difficulty of any customer or any of the companies listed above, could have a material adverse effect on us. We do not have long-term contracts with any of our customers, and sales to customers generally occur on an order-by-order basis. As a result, customers can terminate their relationships with us at any time or under certain circumstances cancel or delay orders.

The loss or infringement of our trademarks and other proprietary rights could have a material adverse effect on us.

We believe that our trademarks and other proprietary rights are important to our success and competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks on a worldwide basis. There can be no assurances that such actions taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violative of their trademarks and proprietary rights. Moreover, there can be no assurances that others will not assert rights in, or ownership of, our trademarks and other proprietary rights or that we will be able to successfully resolve such conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. The loss of such trademarks and other proprietary rights, or the loss of the exclusive use of such trademarks and other proprietary rights, could have a material adverse effect on us. Any litigation regarding our trademarks could be time-consuming and costly.

As of December 31, 2005, the book value of our goodwill and other intangibles was $2.9 billion. We utilize independent third-party appraisals to estimate the fair value of both our goodwill and our intangible assets with indefinite lives. These appraisals are based on projected cash flows and interest rates. If interest rates or future cash flows were to differ significantly from the assumptions used in these projections, material non-cash impairment losses could result where the estimated fair values of these assets become less than their carrying amounts.

The extent of our foreign operations and manufacturing may adversely affect our domestic business.

In 2005, approximately 89% of our apparel products were manufactured outside of the United States and Mexico, primarily in Asia, while approximately 11% were manufactured in the United States and Mexico. Nearly all of our footwear and accessories products were manufactured outside of North America in 2005 as well. The following may adversely affect foreign operations:

- political instability in countries where contractors and suppliers are located;
- imposition of regulations and quotas relating to imports;
- imposition of duties, taxes and other charges on imports;
- significant fluctuation of the value of the dollar against foreign currencies; and
- restrictions on the transfer of funds to or from foreign countries.

As a result of our substantial foreign operations, our domestic business is subject to the following risks:

- uncertainties of sourcing associated with the new environment in which quota has been eliminated on apparel products pursuant to the World Trade Organization Agreement, effective January 1, 2005 (although China has agreed to safeguard quota on certain classes of apparel products through 2008 as a result of a surge in exports to the United States, political pressure will likely continue for restraint on importation of apparel);
- reduced manufacturing flexibility because of geographic distance between us and our foreign manufacturers, increasing the risk that we may have to mark down unsold inventory as a result of misjudging the market for a foreign-made product; and
- violations by foreign contractors of labor and wage standards and resulting adverse publicity.

Fluctuations in the price, availability and quality of raw materials could cause delay and increase costs.

Fluctuations in the price, availability and quality of the fabrics or other raw materials used by us in our manufactured apparel and in the price of materials used to manufacture our footwear and accessories could have a material adverse effect on our cost of sales or our ability to meet our customers' demands. The prices for such fabrics depend largely on the market prices for the raw materials used to produce them, particularly cotton. The price and availability of such raw materials may fluctuate significantly, depending on many factors, including crop yields and weather patterns. In the future, we may not be able to pass all or a portion of such higher raw materials prices on to our customers.

Our reliance on independent manufacturers could cause delay and damage our reputation and customer relationships.

We rely upon independent third parties for the manufacture of most of our products. A manufacturer's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may drive customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us. This could damage our reputation. We do not have long-term written agreements with any of our third party manufacturers. As a result, any of these manufacturers may unilaterally terminate their relationships with us at any time.

We are also increasing pre-production collaboration efforts with many of our third party manufacturers to utilize their capabilities to increase speed to market and improve margins. Difficulties in effectively achieving this collaboration could have an adverse impact on our ability to achieve a substantial portion of the savings we anticipate as a result of our strategic review.

Although we have an active program to train our independent manufacturers in, and monitor their compliance with, our labor and other factory standards, any failure by those manufacturers to comply with our standards or any other divergence in their labor or other practices from those generally considered ethical in the United States and the potential negative publicity relating to any of these events could materially harm us and our reputation.

Any inability to identify acquisition candidates could have a material effect on our future growth.

A significant part of our growth depends on our ability to identify acquisition candidates and, in an increasingly competitive environment for such acquisitions, acquire such businesses on reasonable financial and other terms. Difficulties in integrating the organizations and operations of any acquired businesses into our existing organization and operations could have a material adverse effect on us and could damage our reputation.

Difficulties in implementing a new enterprise system could impact our ability to design, produce and ship our products on a timely basis.

We have announced the selection of the SAP Apparel and Footwear Solution as our core operational and financial system. The implementation of the SAP Apparel and Footwear Solution software is a key part of our ongoing efforts to eliminate redundancies and enhance our overall cost structure and margin performance. Difficulties migrating existing systems to this new software could impact our ability to design, produce and ship our products on a timely basis.

ITEM 2. PROPERTIES

The general location, use and approximate size of our principal properties are set forth below:

Location	Owned/ leased	Use	Approximate Area in Square Feet (1)
Bristol, Pennsylvania (2)	leased	Headquarters and distribution warehouse	419,200
Bristol, Pennsylvania	leased	Administrative and computer services	172,600
New York, New York	leased	Administrative, executive and sales offices	776,300
Vaughan, Canada	leased	Administrative offices and distribution warehouse	125,000
Lawrenceburg, Tennessee	owned	Distribution warehouse	586,350
Lawrenceburg, Tennessee (3)	leased	Distribution warehouse	637,450
South Hill, Virginia	leased	Distribution warehouses	835,900
El Paso, Texas	owned	Administrative, warehouse and preproduction facility	165,000
El Paso, Texas	leased	Distribution warehouses	952,000
Durango, Mexico	owned	Finishing, assembly and warehouse facilities	516,650
White Plains, New York	leased	Administrative offices	132,200
West Deptford, New Jersey	leased	Distribution warehouses	988,150
East Providence, Rhode Island	leased	Distribution warehouses, product development, administrative and computer services	241,400
Goose Creek, South Carolina	leased	Distribution warehouses	715,250
Edison, New Jersey	leased	Distribution warehouse	156,000
Commerce, California	leased	Administrative offices and distribution warehouse	86,100
San Luis, Mexico	leased	Production and distribution warehouses	186,000
Secaucus, New Jersey	leased	Administrative offices and distribution warehouse	519,700
Lyndhurst, New Jersey	leased	Distribution warehouse	180,000
New York, New York	leased	*Barneys New York* flagship retail store	240,000
Beverly Hills, California	leased	*Barneys New York* flagship retail store	120,000

(1) Including mezzanine where applicable.
(2) Approximately 383,200 square feet of this facility is currently not in service.
(3) We will obtain title to this property upon expiration of the lease in 2006.

We sublease a 234,000 square feet office building in White Plains, New York and a 220,000 square foot warehouse facility in Teterboro, New Jersey to independent companies. Our Australian joint venture company leases office and distribution facilities in Australia.

Our retail stores are leased pursuant to long-term leases, typically five to seven years for apparel and footwear outlet stores, ten years for footwear and accessories and apparel specialty stores and ten to 20 years with multiple ten-year renewal options for our luxury stores. Certain leases allow us to terminate our obligations after a predetermined period (generally one to three years) in the event that a particular location does not achieve specified sales volume, and some leases have options to renew. Many leases include clauses that provide for contingent payments based on sales volumes, and many leases contain escalation clauses for increases in operating costs and real estate taxes.

We believe that our existing facilities are well maintained, in good operating condition and that our existing and planned facilities will be adequate for our operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

In October 1995, we acquired an exclusive license to manufacture and market women's shirts, blouses, skirts, jackets, suits, sweaters, pants, vests, coats, outerwear and hats under the Lauren by Ralph Lauren ("Lauren") trademark in the United States, Canada and Mexico pursuant to license and design service agreements with Polo (collectively, the "Lauren License"), which were to expire on December 31, 2006. In May 1998, we acquired an exclusive license to manufacture and market women's dresses, shirts, blouses, skirts, jackets, suits, sweaters, pants, vests, coats, outerwear and hats under the Ralph by Ralph Lauren ("Ralph") trademark in the United States, Canada and Mexico pursuant to license and design service agreements with Polo (the "Ralph License"). The Ralph License was scheduled to end on December 31, 2003.

During the course of the discussions concerning the Ralph License, Polo asserted that the expiration of the Ralph License would cause the Lauren License agreements to end on December 31, 2003, instead of December 31, 2006. We believed that this was an improper interpretation and that the expiration of the Ralph License did not cause the Lauren License to end.

On June 3, 2003, we announced that our discussions with Polo regarding the interpretation of the Lauren License had reached an impasse and that, as a result, we had filed a complaint in the New York State Supreme Court against Polo and its affiliates and our former President, Jackwyn Nemerov. The complaint alleged that Polo breached the Lauren License agreements by claiming that the license ends at the end of 2003. The complaint also alleged that Ms. Nemerov breached the confidentiality and non-compete provisions of her employment agreement with us. Additionally, Polo was alleged to have induced Ms. Nemerov to breach her employment agreement and Ms. Nemerov was alleged to have induced Polo to breach the Lauren License agreements. We asked the court to enter a judgment for compensatory damages of $550 million, as well as punitive damages, and to enforce the confidentiality and non-compete provisions of Ms. Nemerov's employment agreement. On June 3, 2003, Polo also filed a complaint in the New York State Supreme Court against us, seeking among other things a declaratory judgment that the Lauren License terminated as of December 31, 2003. On June 25, 2003, we filed an amended complaint adding a claim against Ms. Nemerov for conversion, which alleged that Ms. Nemerov wrongfully took and possesses documents containing confidential information regarding us.

On July 3, 2003, Ms. Nemerov filed a motion to stay our claims against her and to compel arbitration of those claims. We opposed that motion. Additionally, on July 3, 2003, Polo served a motion on us to dismiss our breach of contract claim, and to stay our claim regarding inducement of Ms. Nemerov's breach of her employment agreement pending the outcome of arbitration. On July 8, 2003, we served papers opposing Nemerov's motion. On July 23, 2003, we served papers opposing Polo's motion and also served upon Polo a motion seeking summary judgment in Polo's action for a declaratory judgment. On August 12, 2003, Polo filed a cross-motion for summary judgment in that action.

On March 19, 2004, the Court issued a decision resolving the motions. The Court denied Polo's motion to dismiss our breach of contract claim, granted our motion for summary judgment in Polo's action for a declaratory judgment, and denied Polo's cross-motion for summary judgment in the same action. As a result, the Court dismissed Polo's action for a declaratory judgment and entered judgment in our favor in that action, while permitting our action against Polo to proceed.

The Court also denied Nemerov's motion to compel arbitration of our claim against her for inducing Polo to breach the Lauren Agreements, but granted her motion to compel arbitration of our remaining claims against her. The Court granted Polo's motion for a stay of proceedings relating to our claim against Polo for inducing Nemerov to breach her employment agreement while those claims are arbitrated by us and Nemerov. We dismissed our claims against Nemerov in the litigation and initiated an arbitration against her.

Polo appealed from the rulings against it. In addition, Polo filed a motion for leave to reargue and to renew its previous motions to dismiss and for summary judgment, which we opposed. On May 19, 2004, the New York State Supreme Court heard oral argument on Polo's motion. On August 16, 2004, the Court denied Polo's motions to reargue and renew its previous motions. Polo appealed from this ruling. On March 4, 2005, the Appellate Court heard oral argument. On March 24, 2005, the Appellate Division, First Department of the Supreme Court unanimously affirmed the trial court's orders.

On April 22, 2005, Polo filed a motion in the Appellate Division to reargue its March 24, 2005 order and/or for permission to appeal to the New York Court of Appeals. On June 23, 2005, the Appellate Division denied Polo's motion for reargument and granted Polo leave to appeal to the New York Court of Appeals to determine whether the Appellate Division properly affirmed the trial court's orders. Polo appealed to the New York Court of Appeals.

On May 12, 2004, we initiated a Demand for Arbitration with the American Arbitration Association against Ms. Nemerov. The demand alleged Ms. Nemerov breached her employment agreement with us, violated her fiduciary duties and converted our property. Ms. Nemerov denied these allegations and asserted counterclaims for defamation and breach of the non-disparagement and indemnification clauses of her employment agreement. On August 24, 2004, we amended our demand to add a claim for misappropriation of trade secrets. Ms. Nemerov denied our claims and pursued her counterclaims.

These matters were resolved by settlement dated January 22, 2006, which closed on February 3, 2006. We received proceeds of $355.0 million in connection with the sale to Polo of our *Polo Jeans Company* business and the settlement (see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Sale of *Polo Jeans Company* Business"). As a result, as of February 6, 2006, the litigation and arbitration were dismissed.

We have been named as a defendant in various actions and proceedings arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse financial effect on us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are as follows:

Name	Age	Office
Peter Boneparth	46	President and Chief Executive Officer
Sidney Kimmel	78	Chairman
Wesley R. Card	58	Chief Operating and Financial Officer
Patrick M. Farrell	56	Senior Vice President and Corporate Controller
Rhonda J. Brown	50	President and Chief Executive Officer of Footwear, Accessories and Retail Group and President and Chief Executive Officer of Nine West and Jones Retail
Anita Britt	42	Executive Vice President of Finance
Ira M. Dansky	60	Executive Vice President, General Counsel and Secretary
Lynne F. Coté	40	Chief Executive Officer - Wholesale Sportswear, Suits and Dresses
Efthimios P. Sotos	38	Executive Vice President - Treasurer, Strategic and Financial Planning

Mr. Boneparth was named President in March 2002 and Chief Executive Officer in May 2002. He has been Chief Executive Officer of McNaughton since June 1999, President of McNaughton from April 1997 until January 2002, and Chief Operating Officer of McNaughton from 1997 until its acquisition by us.

Mr. Kimmel founded the Jones Apparel Division of W.R. Grace & Co. in 1970. Mr. Kimmel has served as our Chairman since 1975 and as Chief Executive Officer from 1975 to May 2002.

Mr. Card has been our Chief Financial Officer since 1990. He was also named Chief Operating Officer in March 2002.

Mr. Farrell was appointed Vice President and Corporate Controller in November 1997 and Senior Vice President in September 1999.

Ms. Brown joined us as President and Chief Executive Officer of Nine West Group and President and Chief Executive Officer of Footwear, Accessories and Retail Group in October 2001. Prior to joining us, Ms. Brown served as President of Steve Madden, Ltd. from February 2000 to September 2001. Ms. Brown also served as Chief Operating Officer of Steve Madden, Ltd. from July 1996 to January 2001 and as a director of that company from October 1996 to September 2001.

Ms. Britt was named Executive Vice President of Finance in May 2002. She served as Director of Investor Relations and Financial Planning from 1996 to August 2000, Vice President, Finance and Investor Relations from September 2000 to February 2001 and Senior Vice President, Finance and Investor Relations from March 2001 to April 2002.

Mr. Dansky has been our General Counsel since 1996 and our Secretary since January 2001. He was elected an Executive Vice President in March 2002.

Ms. Coté was named Chief Executive Officer - Wholesale Sportswear, Suits and Dresses in November 2005. She served as Chief Executive Officer - Moderate Sportswear Division from July 2005 to November 2005 and as President - Moderate Sportswear from October 2001 to July 2005. Prior to that, she was Executive Vice President of Merchandising for McNaughton from November 1998 to October 2001.

Mr. Sotos was named Executive Vice President - Treasurer, Strategic and Financial Planning in September 2005. He served as Corporate Vice President and Treasurer from 2001 to April 2002 and Senior Vice President and Treasurer from May 2002 to August 2005. Mr. Sotos joined Jones Apparel Group in 1999 as part of our acquisition of Nine West Group, where he was the Assistant Treasurer.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Price range of common stock:				
2005				
High	$37.48	$33.69	$33.45	$31.26
Low	$31.61	$29.07	$26.85	$26.47
2004				
High	$38.18	$40.00	$39.66	$37.49
Low	$33.25	$35.20	$34.41	$33.00
Dividends per share of common stock:				
2005	$0.10	$0.10	$0.12	$0.12
2004	$0.08	$0.08	$0.10	$0.10

Our common stock is traded on the New York Stock Exchange under the symbol "JNY." The above figures set forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange Composite Tape. The last reported sale price per share of our common stock on February 27, 2006 was $29.15, and on that date there were 525 holders of record of our common stock. However, many shares are held in "street name;" therefore, the number of holders of record may not represent the actual number of shareholders.

Annual CEO Certification

The Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted to the New York Stock Exchange on May 19, 2005.

Issuer Purchases of Equity Securities

The following table sets forth the repurchases of our common stock for the fiscal quarter ended December 31, 2005.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 2, 2005 to October 29, 2005	100,000	$27.19	100,000	$89,400,318
October 30, 2005 to November 26, 2005	775,000	$28.30	775,000	$67,466,698
November 27, 2005 to December 31, 2005	375,000	$30.12	375,000	$56,169,986
Total	1,250,000	$28.76	1,250,000	$56,169,986

These repurchases were made under a program announced on May 5, 2005 for $150.0 million. This plan has no expiration date.

ITEM 6. SELECTED FINANCIAL DATA

The following financial information is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Report. The selected consolidated financial information presented below is derived from our audited Consolidated Financial Statements for each of the five years in the period ended December 31, 2005. We completed our acquisitions of McNaughton, Gloria Vanderbilt, l.e.i., Kasper, Maxwell and Barneys at various dates within the five-year period and, accordingly, the results of their operations are included in our operating results from the respective dates of acquisition.

(All amounts in millions except net income per share data)

Year Ended December 31,	2005	2004	2003	2002	2001
Income Statement Data					
Net sales	$ 5,014.6	$ 4,592.6	$ 4,339.1	$ 4,312.2	$ 4,073.8
Licensing income (net)	59.6	57.1	36.2	28.7	24.8
Total revenues	5,074.2	4,649.7	4,375.3	4,340.9	4,098.6
Cost of goods sold	3,243.8	2,944.4	2,738.6	2,657.0	2,570.4
Gross profit	1,830.4	1,705.3	1,636.7	1,683.9	1,528.2
Selling, general and administrative expenses	1,333.2	1,176.9	1,056.9	1,093.3	1,004.1
Amortization of goodwill	-	-	-	-	44.2
Operating income	497.2	528.4	579.8	590.6	479.9
Interest income	1.1	1.9	3.5	4.6	4.5
Interest expense and financing costs	76.2	51.2	58.8	62.7	84.6
Equity in earnings of unconsolidated affiliates	3.2	3.8	2.5	1.0	-
Income before provision for income taxes	425.3	482.9	527.0	533.5	399.8
Provision for income taxes	151.0	181.1	198.4	201.2	163.6
Income before cumulative effect of change in accounting principle	274.3	301.8	328.6	332.3	236.2
Cumulative effect of change in accounting for intangible assets, net of tax	-	-	-	13.8	-
Net income	$ 274.3	$ 301.8	$ 328.6	$ 318.5	$ 236.2
Per Share Data					
Income per share before cumulative effect of change in accounting principle					
Basic	$2.33	$2.44	$2.58	$2.59	$1.92
Diluted	$2.30	$2.39	$2.48	$2.46	$1.82
Net income per share					
Basic	$2.33	$2.44	$2.58	$2.48	$1.92
Diluted	$2.30	$2.39	$2.48	$2.36	$1.82
Dividends paid per share	$0.44	$0.36	$0.16	-	-
Weighted average common shares outstanding					
Basic	118.0	123.6	127.3	128.2	123.2
Diluted	119.2	126.5	136.5	139.0	133.7

December 31,	2005	2004	2003	2002	2001
Balance Sheet Data					
Working capital	$ 447.8	$ 612.3	$ 826.9	$ 890.9	$ 762.8
Total assets	4,577.8	4,550.8	4,187.7	3,852.6	3,373.5
Short-term debt and current portion of long-term debt and capital lease obligations	357.3	203.2	180.8	6.3	7.7
Long-term debt, including capital lease obligations	789.8	1,016.6	835.1	978.1	976.6
Stockholders' equity	2,666.4	2,653.9	2,537.8	2,303.5	1,905.4

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information and analysis of our results of operations from 2003 through 2005, and our liquidity and capital resources. The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere herein.

Executive Overview

We design, contract for the manufacture of, manufacture and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for women and children, and women's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States and Canada. We also operate our own network of retail and factory outlet stores. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

Total revenues have grown to $5.1 billion in 2005 from $4.4 billion in 2003. During this period, we have made the following strategic changes:

- we have reduced our dependency on licensed wholesale products from over 20% of 2003 revenues to approximately 6% of revenues in 2005;
- we have expanded our brand portfolio through strategic acquisitions such as Kasper and Maxwell;
- we launched *Jones New York Signature* to increase the presence of the *Jones New York* brand name;
- we further diversified our company by entering the luxury market with the acquisition of Barneys and by introducing store locations under new concepts such as *Anne Klein* and *Treza*, thereby reducing our dependence on department stores;
- we have maintained a solid investment-grade debt rating and have consistently generated strong operating cash flow, aggregating approximately $1.3 billion in the last three years;
- we have leveraged our design, production and marketing capabilities to develop and provide proprietary branded and private label brands to key wholesale customers;
- we have addressed the decline in operating income by instituting a strategic review to implement industry-leading practices in operations and finance;
- we have restructured numerous parts of our businesses to reduce excess capacity and overhead; and
- in February 2006, we settled the litigation with Polo and sold the *Polo Jeans Company* business to Polo.

Trends

We believe that several significant trends are occurring in the women's apparel, footwear and accessories industry. We believe that a trend exists among our major retail accounts to concentrate their women's apparel, footwear and accessories buying among a narrowing group of vendors and to differentiate their product offerings through exclusivity of brands. We believe department stores are increasing the focus of their product assortments on their own private label products. We also believe that consumers in the United States and Canada are shopping in multiple channels, including specialty shops and national chains where value is perceived to be higher. We have responded to these trends by enhancing the brand equity of our labels through our focus on design, quality and value, and through strategic acquisitions which provide significant diversification to the business by successfully adding new distribution channels, labels and product lines (such as the *Gloria Vanderbilt*, *l.e.i.*, *Kasper*, *Albert Nipon*, *AK Anne Klein*, *Anne Klein New York*, *Joan & David*, *Mootsies Tootsies* and *Sam & Libby* brands and the *Barneys New York* retail stores). Through this diversification, we have evolved into a multidimensional resource in apparel, footwear and accessories and retail. We have leveraged the strength of our brands to increase both the number of locations and amount of selling space in which our products are offered, to introduce product extensions such as the *Jones New York Signature*, *Nine West*, *Nine & Company* and *Bandolino* apparel labels and the *Jones New York* accessory label, and to reposition the *Bandolino* and *Evan-Picone* labels to the moderate market segment. We have also leveraged our design, production and marketing capabilities to develop and provide proprietary branded and private label products such as *Norton McNaughton*, *Nine & Company* and *W* to major wholesale customers.

On January 1, 2005, the World Trade Organization's 148 member nations lifted all quotas on apparel and textiles. As a result, all textiles and textile apparel manufactured in a member nation and exported after January 1, 2005 are no longer subject to quota restrictions. This allows retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. The effects of this action could lead to lower production costs or allow us to improve the quality of our products for a given cost and could also allow us to concentrate production in the most efficient markets. China, however, has implemented an export tax on many of the items previously subject to quota restriction. In addition, litigation and political activity has been initiated by interested parties seeking to re-impose quotas. As a result, we are unable to predict the long-term effects of the lifting of quota restrictions and related events on our results of operations.

Sale of *Polo Jeans Company* Business

On January 22, 2006, we entered into a Stock Purchase Agreement with Polo and certain of its subsidiaries with respect to the sale to Polo of all outstanding stock of Sun. We also entered into a settlement and release agreement with Polo to settle the pending litigation between the respective parties, including our former President, upon closing (see "Item 3. Legal Proceedings"). Total proceeds of the transactions, which closed on February 3, 2006, were $355.0 million (subject to adjustment based on final inventory levels). Sun's assets and liabilities on the closing date primarily related to the *Polo Jeans Company* business, which Sun operated under long-term license and design agreements entered into with Polo in 1995. We retained distribution and product development facilities in El Paso, Texas, along with certain working capital items, including accounts receivable and accounts payable. In addition, as part of the agreements, we will continue to provide certain support services to Polo (including manufacturing, distribution, information technology and other financial and administrative functions) for a limited period of time.

As a result of the transaction, we have transferred certain assets, including inventory and store fixtures, and will record a loss of approximately $140.6 million after allocating $356.7 million of goodwill to the business sold. We will record an after tax gain of approximately $60.2 million related to the litigation settlement, resulting in a combined after tax loss of approximately $80.4 million.

Net sales for the *Polo Jeans Company* business, which are reported under the wholesale better apparel segment, were $303.5 million, $336.5 million and $379.8 million in 2005, 2004 and 2003, respectively.

Acquisitions

We completed our acquisitions of Kasper on December 1, 2003, Maxwell on July 8, 2004 and Barneys on December 20, 2004. The results of operations of the acquired companies are included in our operating results from the respective dates of acquisition. Accordingly, the financial position and results of operations presented and discussed herein are not directly comparable between years. Kasper operates primarily in the wholesale better apparel and retail segments, Maxwell operates in the wholesale footwear and accessories segment and Barneys operates in the retail segment.

Restructuring and Other Charges

During 2003, we restructured our operations to reduce both excess capacity and overhead costs by closing a warehouse facility in Rural Hall, North Carolina, which resulted in a charge of $0.7 million for employee severance and related costs which is reported as a selling, general and administrative ("SG&A") expense in the wholesale better segment. This charge was offset by a reversal of $0.2 million of prior employee severance cost accruals in the wholesale footwear and accessories segment.

In 2004, we recorded an additional net restructuring charge of $1.5 million as an SG&A expense in the wholesale better apparel segment, which reflects a $1.7 million lease termination payment related to the North Carolina facility offset by a $0.2 million reduction in accruals for the prior closing of a Canadian production facility.

In late 2003, we began to evaluate the need to broaden global sourcing capabilities to respond to the competitive pricing and global sourcing capabilities of our denim competitors, as the favorable production costs from non-duty / non-quota countries and the breadth of fabric options from Asia began to outweigh the benefits of Mexico's quick turn and superior laundry capabilities. The decision to expand global sourcing, combined with lower projected shipping levels of denim products for 2005, led us to begin a comprehensive review of our denim manufacturing during the fourth quarter of 2004. The result of this review was the development of a plan of reorganization of our Mexican operations to reduce costs associated with excess capacity.

On July 11, 2005, we announced that we had completed a comprehensive review of our denim manufacturing operations located in Mexico. The primary action plan arising from this review resulted in the closing of the laundry, assembly and distribution operations located in San Luis, Mexico. All manufacturing has been consolidated into existing operations in Durango and Torreon, Mexico. A total of 3,170 employees have been terminated as a result of the closure. We have undertaken a number of measures to assist affected employees, including severance and benefits packages. As a result of this consolidation, we expect that our manufacturing operations will perform more efficiently, thereby improving our operating performance.

In connection with the denim restructuring, we recorded $12.2 million of pre-tax costs, which includes $5.3 million of one-time termination benefits, $3.2 million of losses on the sale of property, plant and equipment, $2.6 million of contract termination costs and $1.1 million of legal and other associated costs. Of these amounts, $10.6 million is reported as cost of sales and $1.7 million is reported as a selling, general and administrative expense in the wholesale moderate apparel segment. The restructuring is expected to be substantially completed in early 2006. Accrued restructuring costs related to this restructuring amounted to $2.5 million at December 31, 2005.

In December 2005, we closed our distribution center in Bristol, Pennsylvania. We recorded a charge of approximately $3.6 million in the fiscal quarter ending December 31, 2005 related to one-time termination benefits and other employee-related matters. Accrued restructuring costs related to this restructuring amounted to $3.2 million at December 31, 2005.

Strategic Review

We have completed a strategic review of our operating infrastructure to improve profitability and to ensure we are properly positioned for the long-term benefit of our shareholders. By proactively reviewing our infrastructure, systems and operating processes at a time when the industry is undergoing consolidation and change, we plan to eliminate redundancies and improve our overall cost structure and margin performance.

Supply Chain Management

- We are in the process of implementing a product development management system which will ultimately be integrated with our third-party manufacturers.
- We are utilizing the capabilities of our third-party manufacturers to increase pre-production collaboration efforts with them, thereby increasing speed to market and improving margins. This has already been achieved in some of the moderate and better apparel businesses, and will continue to be expanded across most of our businesses.
- We have selected SAP Apparel and Footwear Solution as our enterprise resource planning system, which will be implemented company-wide utilizing one universal platform.
- The logistics network is being analyzed in an effort to reduce costs and increase efficiency by following a tiered approach of (i) multiple product usage of existing distribution centers, (ii) utilizing third party logistics providers, and (iii) ultimately direct shipping from factory to vendor.
- In response to the elimination of apparel quotas and other trade safeguards, we are in the process of consolidating our third-party manufacturing to a more concentrated vendor matrix.

General and Administrative Areas

- We have completed a review of all general and administrative support areas and will implement best practices in connection with the migration of our current systems to the SAP Apparel and Footwear Solution platform.

The reviews have been completed, and we estimate that the implementation and execution of the initiatives underway will be substantially completed by mid-2008. We are targeting annual savings of approximately $100 million once all the initiatives have been implemented. The costs associated with the review and the ultimate capital expenditures and execution expenses (including severance and fees) related to the initiatives that are derived are expected to fall in a range of $70 million to $80 million. As of December 31, 2005, we have spent a total of $5.2 million.

Goodwill and Other Intangible Assets

We have our annual impairment test for goodwill and trademarks performed in the fourth fiscal quarter of the year. As a result of continuing decreases in projected revenues in our costume jewelry lines, the conversion of a portion of our *Enzo Angiolini* retail stores to the more moderately-priced *Bandolino* brand and the discontinuance of our *Rena Rowan* better apparel line, we recorded trademark impairment charges of $4.5 million in 2003 and $0.2 million in 2004. These charges are reported as an SG&A expense in the licensing, other and eliminations segment.

Stock-Based Compensation

Effective January 1, 2003, we adopted the fair value method of accounting for employee stock options for all options granted after December 31, 2002 pursuant to the guidelines contained in SFAS No. 123, "Accounting for Stock-Based Compensation" using the "prospective method" set forth in SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under this approach, the fair value of the option on the date of grant (as determined by the Black-Scholes option pricing model) is amortized to compensation expense over the option's vesting period. Since the expense to be recorded is dependent on both the timing and the number of options to be granted, we cannot estimate the effect on future results of operations at this time. Prior to January 1, 2003, pursuant to a provision in SFAS No. 123 we had elected to continue using the intrinsic-value method of accounting for stock options granted to employees in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount the employee must pay to acquire the stock. Under this approach, we had only recognized compensation expense for stock-based awards to employees for options granted at below-market prices. For more information, see "Summary of Accounting Policies - Stock Options" in Notes to Consolidated Financial Statements.

In December 2004, the FASB issued a revision of SFAS No. 123, "Share-Based Payment" (hereinafter referred to as "SFAS No. 123R"), which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. We will adopt SFAS No. 123R on January 1, 2006 using the modified prospective application option. As a result, the compensation cost for the portion of awards we granted before January 1, 2006 for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 will be recognized as the remaining requisite service is rendered. In addition, the adoption of SFAS No. 123R will require us to change from recognizing the effect of forfeitures as they occur to estimating the number of outstanding instruments for which the requisite service is not expected to be rendered. As a result, we will record a pretax gain of $3.1 million on January 1, 2006, which will be reported as a cumulative effect of a change in accounting principle. We will also be required to change the amortization period for employees eligible to retire from the period over which the awards vest to the period from the grant date to the date the employee is eligible to retire. The adoption of SFAS No. 123R will not have a material effect on our results of operations or our financial position.

Critical Accounting Policies

Several of our accounting policies involve significant or complex judgements and uncertainties and require us to make certain critical accounting estimates. We consider an accounting estimate to be critical if it requires us to make assumptions about matters that were highly uncertain at the time the estimate was made. The estimates with the greatest potential effect on our results of operations and financial position include the collectibility of accounts receivable, the recovery value of obsolete or overstocked inventory and the fair values of both our goodwill and intangible assets with indefinite lives. Estimates related to accounts receivable affect our wholesale better apparel, wholesale moderate apparel and wholesale footwear and accessories segments. Estimates related to inventory and goodwill affect our wholesale better apparel, wholesale moderate apparel, wholesale footwear and accessories and retail segments. Estimates related to intangible assets with indefinite lives affect our licensing, other and eliminations segment.

For accounts receivable, we estimate the net collectibility, considering both historical and anticipated trends of trade discounts and co-op advertising deductions taken by our customers, allowances we provide to our retail customers to flow goods through the retail channels, and the possibility of non-collection due to the financial position of our customers. For inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized through off-price channels. Historically, actual results in these areas have not been materially different than our estimates, and we do not anticipate that our estimates and assumptions are likely to materially change in the future. However, if we incorrectly anticipate trends or unexpected events occur, our results of operations could be materially affected.

We annually test both our goodwill and our intangible assets with indefinite lives for impairment by utilizing independent third-party appraisals to estimate their fair values. These appraisals are based on projected cash flows and interest rates; should interest rates or our future cash flows differ significantly from the assumptions used in these projections, material impairment losses could result where the estimated fair values of these assets become less than their carrying amounts.

We have not made any material changes to any of our critical accounting estimates in the last three years. Our senior management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Results of Operations

Statements of Income Stated in Dollars and as a Percentage of Total Revenues

(In millions)	2005		2004		2003	
Net sales	$5,014.6	98.8%	$ 4,592.6	98.8%	$ 4,339.1	99.2%
Licensing income (net)	59.6	1.2%	57.1	1.2%	36.2	0.8%
Total revenues	**5,074.2**	**100.0%**	**4,649.7**	**100.0%**	**4,375.3**	**100.0%**
Cost of goods sold	3,243.8	63.9%	2,944.4	63.3%	2,738.6	62.6%
Gross profit	**1,830.4**	**36.1%**	**1,705.3**	**36.7%**	**1,636.7**	**37.4%**
Selling, general and administrative expenses	1,333.2	26.3%	1,176.9	25.3%	1,056.9	24.2%
Operating income	**497.2**	**9.8%**	**528.4**	**11.4%**	**579.8**	**13.3%**
Interest income	1.1	0.0%	1.9	0.0%	3.5	0.1%
Interest expense and financing costs	76.2	1.5%	51.2	1.1%	58.8	1.3%
Equity in earnings of unconsolidated affiliates	3.2	0.1%	3.8	0.1%	2.5	0.1%
Income before provision for income taxes	425.3	8.4%	482.9	10.4%	527.0	12.0%
Provision for income taxes	151.0	3.0%	181.1	3.9%	198.4	4.5%
Net income	**$ 274.3**	**5.4%**	**$ 301.8**	**6.5%**	**$ 328.6**	**7.5%**

Percentage totals may not agree due to rounding.

2005 Compared to 2004

Revenues. Total revenues for 2005 were $5.07 billion compared to $4.65 billion for 2004, an increase of 9.1%.

Revenues by segment were as follows:

(In millions)	2005	2004	Increase (Decrease)	Percent Change
Wholesale better apparel	$1,438.2	$1,493.2	($55.0)	(3.7%)
Wholesale moderate apparel	1,265.2	1,315.3	(50.1)	(3.8%)
Wholesale footwear and accessories	978.6	1,002.4	(23.8)	(2.4%)
Retail	1,332.6	780.3	552.3	70.8%
Licensing and other	59.6	58.5	1.1	1.9%
Total revenues	$5,074.2	$4,649.7	$424.5	9.1%

In the wholesale better apparel segment, decreased shipments of the *Polo Jeans Company, Kasper Suit, Jones New York Signature, Jones New York Dress* and *Le Suit* product lines were partially offset by increased shipments of our *Nine West, Jones New York* Collection and *Anne Klein* product lines.

Wholesale moderate apparel revenues decreased primarily as a result of a reduction in shipments of our *l.e.i.,* private label denim, *Norton McNaughton, Erika* and *Evan-Picone* product lines. These reductions were partially offset by increases in our *Gloria Vanderbilt, Nine & Company* and *Bandolino* product lines, as well as initial shipments of several new product lines, including *Pappagallo, Rena Rowan, C.L.O.T.H.E.S., A | Line* (which launched in the third quarter of 2004) and the *W* and *Latina* private label product lines.

Wholesale footwear and accessories revenues decreased primarily due to decreased shipments in our *Nine West* accessories and our *Nine West, Easy Spirit* and *Enzo Angiolini* footwear product lines, partially offset by the product lines added as a result of the Maxwell acquisition ($98.6 million for the portion of 2005 for which there were no corresponding shipments in 2004) as well as an increase in our international footwear business.

Retail revenues increased primarily as the result of approximately $522.0 million in incremental sales from the locations added as a result of the Barneys acquisition as well as sales from new footwear and apparel store openings, partially offset by a 0.2% decrease in comparable store sales. We began 2005 with 1,037 retail locations and had a net increase of 49 locations during the period to end the period with 1,086 locations.

Gross Profit. The gross profit margin decreased to 36.1% in 2005 compared to 36.7% in 2004.

Wholesale better apparel gross profit margins were 34.6% and 34.2% for 2005 and 2004, respectively. The increase reflects the effect of a $4.1 million adjustment to cost of sales in 2004 to write up acquired Kasper inventories to market value as required under purchase accounting.

Wholesale moderate apparel gross profit margins were 23.0% and 26.1% for 2005 and 2004, respectively. The decrease was a result of lower margins in our *l.e.i.* and private label denim businesses primarily due to $10.6 million of costs related to the denim restructuring, an estimated $12.5 million in costs due to excess capacity in our denim manufacturing operations, higher levels of sales to off-price retailers and additional product costs that were not passed through to the customer. The decrease was partially offset by higher shipments of higher-margin *Gloria Vanderbilt* products.

Wholesale footwear and accessories gross profit margins were 31.0% and 33.5% for 2005 and 2004, respectively. The decrease was primarily due to a higher level of sales to off-price retailers as well as a higher percentage of international sales, which carry lower gross margins than the segment average. These decreases were offset in the prior period by an adjustment to cost of sales of $6.0 million to write up acquired Maxwell inventories to market value as required under purchase accounting.

Retail gross profit margins were 50.1% and 53.3% for 2005 and 2004, respectively. The decrease was primarily the result of the effects of the addition of the acquired Barneys retail locations, which generate lower margins than the historical segment average.

SG&A Expenses. SG&A expenses of $1.33 billion in 2005 represented an increase of $156.3 million from the $1.18 billion reported for 2004. In 2005, Barneys added an incremental $197.4 million to the retail segment, which includes $0.8 million of net amortization of acquired intangible assets and unfavorable leases, and $2.5 million to the licensing, other and eliminations segment. SG&A expenses for 2005 included approximately $3.1 million as a result of an arbitration award to a former employee, approximately $3.6 million related to the closing of our Bristol warehouse facility and $1.7 million related to the denim restructuring in the wholesale moderate apparel segment, offset by one-time gains of $5.1 million in the better wholesale apparel segment as a result of a recovery of unauthorized markdown allowances from Saks Incorporated (relating to sales made by Kasper prior to the date of acquisition) and $5.2 million in the retail segment from a landlord repurchase of a retail store operating lease. The prior period included an $8.4 million writeoff of unamortized bond discounts and debt issue costs in the wholesale better apparel segment resulting from the redemption of all of our outstanding Zero Coupon Convertible Senior Notes due 2021 and $13.9 million and $8.0 million of amortization of Maxwell and Kasper purchase prices, respectively, that were assigned to acquired customer orders.

Operating Income. The resulting operating income for 2005 of $497.2 million decreased 5.9%, or $31.2 million, from the $528.4 million for 2004, due to the factors described above.

Net Interest Expense. Net interest expense was $75.1 million in 2005 compared to $49.3 million in 2004. The increase was primarily the result of interest related to $750.0 million of Senior Notes that were issued in November 2004.

Provision for Income Taxes. The effective income tax rate was 35.5% for 2005 and 37.5% for 2004. The reduction was primarily driven by favorable resolutions of various foreign and state income tax audits related to acquired companies that resulted in the reversal of prior income tax accruals.

Net Income and Earnings Per Share. Net income was $274.3 million in 2005, a decrease of $27.5 million from the net income of $301.8 million earned in 2004. Diluted earnings per share for 2005 was $2.30 compared to $2.39 for 2004, on 5.8% fewer shares outstanding.

2004 Compared to 2003

Revenues. Total revenues for 2004 were $4.65 billion compared to $4.38 billion for 2003, an increase of 6.3%.

Revenues by segment were as follows:

(In millions)	2004	2003	Increase	Percent Change
Wholesale better apparel	$1,493.2	$1,475.0	$18.2	1.2%
Wholesale moderate apparel	1,315.3	1,310.2	5.1	0.4%
Wholesale footwear and accessories	1,002.4	868.3	134.1	15.4%
Retail	780.3	685.6	94.7	13.8%
Licensing and other	58.5	36.2	22.3	61.6%
Total revenues	$4,649.7	$4,375.3	$274.4	6.3%

Wholesale better apparel revenues were impacted by the discontinuance of the *Lauren* and *Ralph* businesses (a decrease of $535.9 million including the Canadian *Polo* business) which was offset by shipments of the new *Jones New York Signature* line ($176.3 million) and the product lines added as a result of the Kasper acquisition ($349.2 million). Planned decreases in shipments of the *Polo Jeans Company* product line and the discontinuance of the *Rena Rowan* better product line were partially offset by increased shipments of *Jones New York* Collection and *Nine West* products, as well as the initial shipments of the *AK Sport* product line.

Wholesale moderate apparel revenues increased as a result of higher shipments of our *Energie, Gloria Vanderbilt* and *Bandolino* product lines and the initial shipments of our *A | Line* product, mostly offset by reduced shipments of our *Norton McNaughton, Evan-Picone* and *l.e.i.* product lines as well as planned decreases in our private label denim businesses.

Wholesale footwear and accessories revenues increased primarily due to the product lines added as a result of the Maxwell acquisition ($92.5 million) as well as higher shipments of our *Nine West* and *Bandolino* footwear and our *Nine West* accessories product line, the introduction of *Bandolino* accessories, and the inclusion of the *Anne Klein* accessories product line obtained in the Kasper acquisition, as well as an increase in our international footwear business. These increases were partially offset by reductions in shipments of our *Easy Spirit* footwear product line.

Retail revenues increased primarily due to same store sales increasing 1.6% for footwear and accessories stores and 3.8% for ready-to-wear outlet stores as compared to 2003, $14.2 million from the addition of the *Jones New York Signature* product line to our apparel outlet stores and $62.5 million and $19.3 million, respectively, in sales from locations added as a result of the Kasper and Barneys acquisitions. We began 2004 with 990 retail locations, added 21 locations as a result of the Barneys acquisition and had a net addition of 26 apparel and footwear locations during 2004 to end the period with 1,037 locations.

Gross Profit. The gross profit margin decreased to 36.7% in 2004 compared to 37.4% in 2003.

Wholesale better apparel gross profit margins were 34.2% and 38.0% for 2004 and 2003, respectively. The decrease was a result of the discontinuance of the *Lauren* product line (which carried higher margins than the historical segment average) and the addition of the acquired Kasper business (which generated lower margins than the historical segment average), partially offset by shipments of the new *Jones New York Signature* line (which carries higher margins than the historical segment average). Margins were also negatively impacted by a higher level of markdowns and lower off-price recoveries than the prior year. Cost of sales for 2004 included $4.1 million related to adjustments required under purchase accounting to write up acquired Kasper inventories to market value.

Wholesale moderate apparel gross profit margins were 26.1% and 26.0% for 2004 and 2003, respectively. The increase is primarily the result of increased shipping in the higher-margin *Gloria Vanderbilt* product line.

Wholesale footwear and accessories gross profit margins were 33.5% and 33.8% for 2004 and 2003, respectively. The decrease was driven primarily by the increase in our lower-margin international business and $6.0 million of adjustments required under purchase accounting to write up acquired Maxwell inventories to market value. The negative impact of these items was partially offset by improved margins in our wholesale accessories and costume jewelry businesses.

Retail gross profit margins were 53.3% and 54.5% for 2004 and 2003, respectively. The decrease was primarily the result of the effects of the addition of the acquired Kasper apparel retail outlets and Barneys retail locations, which generate lower margins than the historical segment average, as well as a higher level of promotional activity in our domestic retail stores and lower margins in our Canadian retail outlets.

SG&A Expenses. SG&A expenses of $1.18 billion in 2004 represented an increase of $120.0 million from the $1.06 billion reported for 2003. In 2004, Kasper added $96.8 million to the wholesale better apparel segment, which includes $8.0 million of amortization of the purchase price assigned to acquired customer orders, and $22.4 million to the retail segment; Maxwell added $26.8 million to the wholesale footwear and accessories segment, which includes $13.9 million of amortization of the purchase price assigned to acquired customer orders; and Barneys added $5.7 million to the retail segment. We also recorded an $8.4 million writeoff of unamortized bond discounts and debt issuance costs in the wholesale better apparel segment resulting from the redemption of all of our outstanding Zero Coupon Notes. Increases in expenses in our *Gloria Vanderbilt* and retail businesses were related to the volume growth of these business over the prior year. These increases were offset by a $66.2 million reduction in royalty and advertising expenses resulting from the discontinuance of the *Lauren* and *Ralph* businesses.

Operating Income. The resulting operating income for 2004 of $528.4 million decreased 8.9%, or $51.4 million, from the $579.8 million for 2003, due to the factors described above.

Net Interest Expense. Net interest expense was $49.3 million in 2004 compared to $55.3 million in 2003. This was primarily a result of lower overall borrowings during 2004 and a favorable interest rate differential resulting from replacing our Zero Coupon Notes and 7.50% Senior Notes due 2004 with short-term borrowings under our Senior Credit Facilities.

Provision for Income Taxes. The effective income tax rate was 37.5% for 2004 and 37.65% for 2003. The difference is primarily driven by a favorable change in the state and local effective tax rate resulting from various legal entity reorganizations and business initiatives.

Net Income and Earnings Per Share. Net income was $301.8 million in 2004, a decrease of $26.8 million from the net income of $328.6 million earned in 2003. Diluted earnings per share for 2004 was $2.39 compared to $2.48 for 2003, on 7.3% fewer shares outstanding.

Liquidity and Capital Resources

Our principal capital requirements have been to fund acquisitions, pay dividends, working capital needs, capital expenditures and repurchases of our common stock on the open market. We have historically relied on internally generated funds, trade credit, bank borrowings and the issuance of notes to finance our operations and expansion. As of December 31, 2005, total cash and cash equivalents were $34.9 million, a decrease of $10.1 million from the $45.0 million reported as of December 31, 2004.

Operating activities provided $427.4 million, $461.9 million and $455.0 million in 2005, 2004 and 2003, respectively.

The change from 2004 to 2005 was primarily due to the lower net income recorded in 2005. There were no significant changes to working capital, accounts receivable or inventory from 2004 to 2005.

The change from 2003 to 2004 was primarily due to higher levels of non-cash expenses in 2004 (such as depreciation, amortization and deferred taxes) as compared to the prior year. The level of accounts receivable (net of acquisitions) did not significantly change in 2004 compared to the decrease reported for 2003, due to lower wholesale shipments in some of our moderate businesses, the loss of the Polo Licenses in our Canadian business, and seasonal differences related to our Maxwell acquisition, offset by an increase in our Kasper business. Inventories decreased in 2004 compared to an increase in 2003 due to improved inventory management in several of our moderate businesses along with seasonal differences related to our Maxwell and Barneys acquisitions.

Investing activities used $88.6 million, $629.4 million and $274.5 million in 2005, 2004 and 2003, respectively. The changes were primarily due to the cash paid for the acquisitions of Maxwell and Barneys in 2004 and Kasper in 2003. Capital expenditures, which amounted to $87.5 million in 2005, are expected to be approximately $166.1 million for 2006, primarily for retail store construction and remodeling and the implementation of new computer systems.

During 2003, we entered into a sale-leaseback agreement for our Virginia warehouse facility. The gross sale price was $25.9 million, which resulted in a net gain of $7.5 million that has been deferred and is being amortized over the 20-year term of the lease agreement (which has been recorded as a capital lease). In connection with this transaction, we repaid $7.4 million of long-term debt related to the Virginia warehouse facility.

Financing activities used $348.4 million in 2005, primarily to redeem at maturity our outstanding 8.375% Senior Notes due 2005 at par on August 15, 2005 (for a total payment of $129.6 million), repurchase our common stock and pay dividends to our common shareholders, offset by $60.3 million in net borrowings under our Senior Credit Facilities.

Financing activities used $138.1 million in 2004, primarily to redeem our outstanding Zero Coupon Notes and 7.50% Senior Notes due 2004, repurchase our common stock and pay dividends to our common shareholders. On February 2, 2004, we redeemed all of our outstanding Zero Coupon Notes at a redemption price (inclusive of issue price plus accrued original issue discount) of $554.41 per $1,000 of principal amount at maturity for a total payment of $446.6 million, which was financed primarily through our Senior Credit Facilities. As a result of this transaction, we recorded an SG&A expense of $8.4 million in 2004, representing the writeoff of unamortized bond discounts and debt issuance costs. The securities carried a 3.5% yield to maturity with a face value of $805.6 million ($1,000 per note) and were convertible into common stock at a conversion rate of 9.8105 shares per note. On June 15, 2004, we redeemed at maturity all our outstanding 7.50% Senior Notes due 2004 at par for a total payment of $175.0 million.

In November 2004, we issued $250.0 million of 4.250% Senior Notes due 2009, $250.0 million of 5.125% Senior Notes due 2014 and $250.0 million of 6.125% Senior Notes due 2034. Net proceeds of the offerings were $743.5 million, which were used to fund the acquisition of Barneys, to redeem $102.3 million of Barneys' outstanding 9% Senior Secured Notes due 2008 and to repay amounts then outstanding under our Senior Credit Facilities. In connection with the 4.250% Senior Notes due 2009 and the 5.125% Senior Notes due 2014, we had entered into two interest rate lock agreements which were terminated upon the issuance of the notes. These terminations resulted in a gain of $0.2 million, which is being amortized as a reduction of interest expense over the term of the related notes.

Financing activities used $114.7 million in 2003. The primary uses of cash were to repurchase our common stock and pay dividends to our common shareholders.

We repurchased $235.2 million, $194.9 million and $108.7 million of our common stock on the open market during 2005, 2004 and 2003, respectively. As of December 31, 2005, a total of $1.09 billion had been expended under announced programs to acquire up to $1.15 billion of such shares. On February 15, 2006, we announced that our Board of Directors had authorized an additional $250.0 million of share repurchases, bringing the aggregate total to $1.4 billion under our repurchase programs. We may make additional share repurchases in the future depending on, among other things, market conditions and our financial condition. Proceeds from the issuance of common stock to our employees exercising stock options amounted to $13.4 million, $35.5 million and $20.5 million in 2005, 2004 and 2003, respectively.

At December 31, 2005, we had credit agreements with several lending institutions to borrow an aggregate principal amount of up to $1.75 billion under Senior Credit Facilities. These facilities, of which the entire amount is available for letters of credit or cash borrowings, provide for a $1.0 billion five-year revolving credit facility that expires in June 2009 and a $750.0 million five-year revolving credit facility that expires in June 2010 (which replaced a similar $500.0 million three-year revolving credit facility in May 2005). At December 31, 2005, $323.4 million was outstanding under the credit facility that expires in June 2009 (comprised of $50.0 million in cash borrowings and $273.4 million in outstanding letters of credit) and $79.5 million in cash borrowings was outstanding under the credit facility that expires in June 2010. Borrowings under the Senior Credit Facilities may also be used for working capital and other general corporate purposes, including permitted acquisitions and stock repurchases. The Senior Credit Facilities are unsecured and require us to satisfy both a coverage ratio of earnings before interest, taxes, depreciation, amortization and rent to interest expense plus rents and a net worth maintenance covenant, as well as other restrictions, including (subject to exceptions) limitations on our ability to incur additional indebtedness, prepay subordinated indebtedness, make acquisitions, enter into mergers and pay dividends.

At December 31, 2005, we also had a C$10.0 million unsecured line of credit in Canada, under which C$0.2 million of letters of credit were outstanding.

Our credit ratings of BBB from Standard & Poor's and Baa2 from Moody's contribute to our ability to successfully access global capital markets. Each rating is considered investment grade. While we have maintained these ratings since our first public debt offering in 1998, Moody's has revised our rating outlook to negative as a result of the Barneys acquisition. Any downgrade of our debt rating by Moody's could increase the interest rates charged under our Senior Credit Facilities and could impact our ability to access capital markets in the future.

We recorded minimum pension liability adjustments of $0.2 million, $2.6 million and $3.1 million in 2005, 2004 and 2003, respectively, to other comprehensive income resulting from lower than expected returns on our plan assets and the lowering of the discount rate from 6.1% to 5.8% in 2004 and 6.5% to 6.1% in 2003. Our plans are currently underfunded by a total of $14.4 million. As the benefits under our defined benefit plans are frozen with respect to service credits, the effects on future pension expense are not anticipated to be material to our results of operations or to our liquidity.

On December 20, 2004, we completed the acquisition of Barneys. The aggregate cash purchase price was $295.6 million, which included $19.00 for each outstanding share of Barneys common stock (for a total of $264.5 million) and $26.7 million related to Barneys' employee stock options, preferred stock and stock warrants. We also assumed approximately $106.0 million of Barneys funded debt, $102.2 million of which we subsequently refinanced.

On July 8, 2004, we completed the acquisition of Maxwell. The aggregate cash purchase price was $377.2 million, which included $23.25 for each outstanding share of Maxwell common stock (for a total of $345.8 million) and $24.1 million related to Maxwell's employee stock options.

On December 1, 2003, we completed the acquisition of Kasper. The aggregate cash purchase price was $259.5 million, of which $37.8 million was paid in the first fiscal quarter of 2004.

On February 15, 2006, we announced that the Board of Directors had declared a quarterly cash dividend of $0.12 per share to all common stockholders of record as of March 3, 2006 for payment on March 17, 2006.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements within the meaning of SEC Regulation S-K Item 303(a)(4).

Contractual Obligations and Contingent Liabilities and Commitments

The following is a summary of our significant contractual obligations for the periods indicated that existed as of December 31, 2005, and, except for purchase obligations and other long-term liabilities, is based on information appearing in the Notes to Consolidated Financial Statements (amounts in millions).

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$ 978.8	$ 225.0	$ 3.8	$ 250.0	$ 500.0
Interest on long-term debt	605.9	47.2	77.9	65.6	415.2
Capital lease obligations	62.5	5.6	10.7	10.0	36.2
Operating lease obligations (1)	943.5	143.2	245.6	189.5	365.2
Purchase obligations (2)	1,302.4	1,295.9	6.5	-	-
Minimum royalty payments (3)	4.0	1.4	2.6	-	-
Capital expenditure commitments (4)	53.3	49.8	3.5	-	-
Other long-term liabilities	109.2	1.4	12.7	13.2	81.9
Total contractual obligations	$ 4,059.6	$ 1,769.5	$ 363.3	$ 528.3	$ 1,398.5

(1) Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $38.9 million.

(2) Includes outstanding letters of credit of $273.5 million, which primarily represent inventory purchase commitments which typically mature in two to six months.

(3) Under exclusive licenses to manufacture certain items under trademarks not owned by us pursuant to various license agreements, we are obligated to pay the licensors a percentage of our net sales of these licensed products, subject to minimum scheduled royalty and advertising payments.

(4) Net of $18.4 million expected to be recovered through landlord construction allowances in 2006.

We have two joint ventures with HCL Technologies Limited to provide us with computer consulting, programming and associated support services. As of December 31, 2005, we have committed to purchase $5.25 million in services from these joint venture companies through June 30, 2007.

We also have a joint venture with Sutton Developments Pty. Ltd. ("Sutton") to operate retail locations in Australia. We have unconditionally guaranteed up to $7.0 million of borrowings under the joint venture's uncommitted credit facility and up to $0.4 million of presettlement risk associated with foreign exchange transactions. Sutton is required to reimburse us for 50% of any payments made under these guarantees. At December 31, 2005, the outstanding balance subject to these guarantees was approximately $0.7 million.

We believe that funds generated by operations, proceeds from the issuance of notes, the Senior Credit Facilities and the Canadian line of credit will provide the financial resources sufficient to meet our foreseeable working capital, dividend, capital expenditure and stock repurchase requirements and fund our contractual obligations and our contingent liabilities and commitments.

New Accounting Standards

In December 2004, the FASB issued a revision of SFAS No. 123R, "Share-Based Payment," which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. We will adopt SFAS No. 123R on January 1, 2006 using the modified prospective application option. As a result, the compensation cost for the portion of awards we granted before January 1, 2006 for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 will be recognized as the remaining requisite service is rendered. In addition, the adoption of SFAS No. 123R will require us to change from recognizing the effect of forfeitures as they occur to estimating the number of outstanding instruments for which the requisite service is not expected to be rendered. As a result, we will record a pretax gain of $3.1 million on January 1, 2006, which will be reported as a cumulative effect of a change in accounting principle. We will also be required to change the amortization period for employees eligible to retire from the period over which the awards vest to the period from the grant date to the date the employee is eligible to retire. The adoption of SFAS No. 123R will not have a material effect on our results of operations or our financial position.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, but does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The adoption of SFAS No. 154 will not have a material effect on our results of operations or our financial position.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) by requiring these items to be recognized as current-period charges. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 151 will have no impact on our results of operations or our financial position.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in interest rates or foreign currency exchange rates. We manage this exposure through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Our policy allows the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations. We do not enter into derivative financial contracts for trading or other speculative purposes. The following quantitative disclosures were derived using quoted market prices, yields and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms, such as the coupon rate, term to maturity and imbedded call options. Certain items such as lease contracts, insurance contracts, and obligations for pension and other post-retirement benefits were not included in the analysis.

Interest Rates

Our primary interest rate exposures relate to our fixed and variable rate debt. The potential decrease in fair value of our fixed rate long-term debt instruments resulting from a hypothetical 10% adverse change in interest rates was approximately $83.0 million at December 31, 2005.

The primary interest rate exposures on floating rate financing arrangements are with respect to United States and Canadian short-term rates. We had approximately $1.8 billion in variable rate financing arrangements at December 31, 2005. As of December 31, 2005, a hypothetical immediate 10% adverse change in interest rates, as they relate to the cash borrowings then outstanding under our variable rate financial instruments, would have a $0.8 million unfavorable impact over a one-year period on our earnings and cash flows.

Foreign Currency Exchange Rates

We are exposed to market risk related to changes in foreign currency exchange rates. We have assets and liabilities denominated in certain foreign currencies and purchase products from foreign suppliers who require payment in funds other than the U.S. Dollar. At December 31, 2005, we had outstanding foreign exchange contracts to exchange Canadian Dollars for a total of US$11.0 million at a weighted-average exchange rate of 1.1816 through April 2006, US $37.5 million for Euros at a weighted-average exchange rate of 1.2622 through January 2007 and US $1.5 million for British Pounds at a weighted-average exchange rate of 1.8405 through June 2006. We believe that these financial instruments should not subject us to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities, and transactions being hedged. We are exposed to credit-related losses if the counterparty to a financial instrument fails to perform its obligation. However, we do not expect the counterparties, which presently have high credit ratings, to fail to meet their obligations.

For further information see "Derivatives" and "Financial Instruments" in the Notes to Consolidated Financial Statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 10, 2006

To the Stockholders of Jones Apparel Group, Inc.

The management of Jones Apparel Group, Inc. is responsible for the preparation, integrity, objectivity and fair presentation of the financial statements and other financial information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain judgments and estimates made by management.

In order to ensure that our internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for our financial reporting as of December 31, 2005. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as COSO. Our assessment included the documentation and understanding of our internal control over financial reporting. We have evaluated the design effectiveness and tested the operating effectiveness of internal controls to form our conclusion.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, assuring that receipts and expenditures are being made in accordance with authorizations of our management and directors and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

The Audit Committee of our Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.

BDO Seidman, LLP, independent auditors of our financial statements, has reported on management's assertion with respect to the effectiveness of our internal control over financial reporting as of December 31, 2005.



Peter Boneparth
President and Chief Executive Officer



Wesley R. Card
Chief Operating and Financial Officer



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jones Apparel Group, Inc.
Bristol, Pennsylvania

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Jones Apparel Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Jones Apparel Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jones Apparel Group, Inc. and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 10, 2006 expressed an unqualified opinion.

BDO Seidman, LLP

New York, New York
February 10, 2006

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jones Apparel Group, Inc.
Bristol, Pennsylvania

We have audited the accompanying consolidated balance sheets of Jones Apparel Group, Inc. and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jones Apparel Group, Inc. and Subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jones Apparel Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 10, 2006 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
February 10, 2006

Jones Apparel Group, Inc.
Consolidated Balance Sheets
(All amounts in millions except per share data)

December 31,	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 34.9	$ 45.0
Accounts receivable	458.4	448.3
Inventories	650.0	664.2
Deferred taxes	52.5	68.2
Prepaid expenses and other current assets	88.5	70.5
TOTAL CURRENT ASSETS	1,284.3	1,296.2
PROPERTY, PLANT AND EQUIPMENT, at cost, less accumulated depreciation and amortization	312.1	303.6
GOODWILL	2,097.3	2,125.0
OTHER INTANGIBLES, at cost, less accumulated amortization	827.5	768.2
OTHER ASSETS	56.6	57.8
	$ 4,577.8	$ 4,550.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings	$ 129.5	$ 69.2
Current portion of long-term debt and capital lease obligations	227.8	134.0
Accounts payable	256.5	259.3
Income taxes payable	54.2	23.7
Accrued employee compensation and benefits	50.9	55.0
Accrued expenses and other current liabilities	117.6	142.7
TOTAL CURRENT LIABILITIES	836.5	683.9
NONCURRENT LIABILITIES:		
Long-term debt	752.6	977.0
Obligations under capital leases	37.2	39.6
Deferred taxes	175.9	135.0
Other	109.2	61.4
TOTAL NONCURRENT LIABILITIES	1,074.9	1,213.0
TOTAL LIABILITIES	1,911.4	1,896.9
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value - shares authorized 1.0; none issued	-	-
Common stock, $.01 par value - shares authorized 200.0; issued 151.4 and 150.1	1.5	1.5
Additional paid-in capital	1,269.4	1,236.4
Retained earnings	2,426.2	2,204.2
Accumulated other comprehensive income	(6.5)	0.8
Less treasury stock, 35.5 and 27.9 shares, at cost	(1,024.2)	(789.0)
TOTAL STOCKHOLDERS' EQUITY	2,666.4	2,653.9
	$ 4,577.8	$ 4,550.8

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Income
(All amounts in millions except per share data)

Year Ended December 31,	2005	2004	2003
Net sales	$ 5,014.6	$ 4,592.6	$ 4,339.1
Licensing income (net)	59.6	57.1	36.2
Total revenues	5,074.2	4,649.7	4,375.3
Cost of goods sold	3,243.8	2,944.4	2,738.6
Gross profit	1,830.4	1,705.3	1,636.7
Selling, general and administrative expenses	1,333.2	1,176.9	1,056.9
Operating income	497.2	528.4	579.8
Interest income	1.1	1.9	3.5
Interest expense and financing costs	76.2	51.2	58.8
Equity in earnings of unconsolidated affiliates	3.2	3.8	2.5
Income before provision for income taxes	425.3	482.9	527.0
Provision for income taxes	151.0	181.1	198.4
Net income	$ 274.3	$ 301.8	$ 328.6
Earnings per share			
Basic	$2.33	$2.44	$2.58
Diluted	$2.30	$2.39	$2.48
Weighted average common shares outstanding			
Basic	118.0	123.6	127.3
Diluted	119.2	126.5	136.5
Dividends declared per share	$0.44	$0.36	$0.16

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Stockholders' Equity
(All amounts in millions except per share data)

	Number of common shares outstanding	Total stock-holders' equity	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, January 1, 2003	128.4	$ 2,303.5	$ 1.5	$ 1,143.8	$ 1,638.8	$ 4.8	$ (485.4)
Year ended December 31, 2003:							
Comprehensive income:							
Net income	-	328.6	-	-	328.6	-	-
Minimum pension liability adjustment, net of $1.1 tax	-	(2.0)	-	-	-	(2.0)	-
Change in fair value of cash flow hedges, net of $1.0 tax	-	(1.4)	-	-	-	(1.4)	-
Reclassification adjustment for hedge gains and losses included in net income, net of $2.0 tax	-	(3.6)	-	-	-	(3.6)	-
Foreign currency translation adjustments	-	6.0	-	-	-	6.0	-
Total comprehensive income		327.6					
Issuance of restricted stock to employees, net of forfeitures	0.6	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	12.2	-	12.2	-	-	-
Exercise of employee stock options	0.9	20.5	-	20.5	-	-	-
Tax benefit derived from exercise of employee stock options	-	2.9	-	2.9	-	-	-
Dividends on common stock ($0.16 per share)	-	(20.2)	-	-	(20.2)	-	-
Treasury stock acquired	(3.7)	(108.7)	-	-	-	-	(108.7)
Balance, December 31, 2003	126.2	2,537.8	1.5	1,179.4	1,947.2	3.8	(594.1)
Year ended December 31, 2004:							
Comprehensive income:							
Net income	-	301.8	-	-	301.8	-	-
Minimum pension liability adjustment, net of $1.0 tax	-	(1.6)	-	-	-	(1.6)	-
Change in fair value of cash flow hedges	-	(0.1)	-	-	-	(0.1)	-
Reclassification adjustment for hedge gains and losses included in net income, net of $6.9 tax	-	(4.3)	-	-	-	(4.3)	-
Foreign currency translation adjustments	-	3.0	-	-	-	3.0	-
Total comprehensive income		298.8					
Issuance of restricted stock to employees, net of forfeitures	0.1	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	16.5	-	16.5	-	-	-
Exercise of employee stock options	1.4	35.5	-	35.5	-	-	-
Tax benefit derived from exercise of employee stock options	-	5.0	-	5.0	-	-	-
Dividends on common stock ($0.36 per share)	-	(44.8)	-	-	(44.8)	-	-
Treasury stock acquired	(5.5)	(194.9)	-	-	-	-	(194.9)
Balance, December 31, 2004	122.2	2,653.9	1.5	1,236.4	2,204.2	0.8	(789.0)
Year ended December 31, 2005:							
Comprehensive income:							
Net income	-	274.3	-	-	274.3	-	-
Minimum pension liability adjustment	-	0.2	-	-	-	0.2	-
Change in fair value of cash flow hedges, net of $1.5 tax	-	(2.3)	-	-	-	(2.3)	-
Reclassification adjustment for hedge gains and losses included in net income, net of $1.8 tax	-	(2.8)	-	-	-	(2.8)	-
Foreign currency translation adjustments	-	(2.4)	-	-	-	(2.4)	-
Total comprehensive income		267.0					
Issuance of restricted stock to employees, net of forfeitures	0.7	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	18.3	-	18.3	-	-	-
Exercise of employee stock options	0.6	13.4	-	13.4	-	-	-
Tax benefit derived from exercise of employee stock options	-	1.3	-	1.3	-	-	-
Dividends on common stock ($0.44 per share)	-	(52.3)	-	-	(52.3)	-	-
Treasury stock acquired	(7.6)	(235.2)	-	-	-	-	(235.2)
Balance, December 31, 2005	115.9	$ 2,666.4	$ 1.5	$ 1,269.4	$ 2,426.2	$ (6.5)	$ (1,024.2)

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Cash Flows
(All amounts in millions)

Year Ended December 31,	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 274.3	$ 301.8	$ 328.6
Adjustments to reconcile net income to net cash provided by operating activities, net of acquisitions:			
Amortization of original issue discount	-	1.3	15.2
Trademark impairment losses	-	0.2	4.5
Depreciation and other amortization	102.8	107.7	84.3
Equity in earnings of unconsolidated affiliates	(3.2)	(3.8)	(2.5)
Dividends received from unconsolidated affiliates	1.3	2.0	0.6
Provision for losses on accounts receivable	1.2	(0.8)	(0.6)
Deferred taxes	42.8	52.8	47.1
Gain on short sale of U. S. Treasury securities	-	-	(6.6)
Loss on repurchase of Zero Coupon Convertible Senior Notes	-	8.4	-
Losses (gains) on sales of property, plant and equipment	5.0	3.8	(0.3)
Other items, net	(2.2)	-	-
Changes in operating assets and liabilities:			
Accounts receivable	(11.1)	7.0	61.2
Inventories	14.5	34.8	(7.0)
Prepaid expenses and other current assets	(1.4)	(10.5)	(10.8)
Other assets	4.0	(2.6)	21.4
Accounts payable	(3.1)	(14.7)	(17.5)
Taxes payable	24.3	22.9	(13.4)
Accrued expenses and other liabilities	(21.8)	(48.4)	(49.2)
Total adjustments	153.1	160.1	126.4
Net cash provided by operating activities	427.4	461.9	455.0
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of Maxwell, net of cash acquired	-	(273.5)	-
Acquisition of Barneys, net of cash acquired	(4.1)	(261.9)	-
Acquisition of Kasper, net of cash acquired	-	(37.9)	(198.2)
Payments relating to Gloria Vanderbilt acquisition	-	-	(54.0)
Payments relating to l.e.i. acquisition	-	-	(2.4)
Capital expenditures	(87.5)	(56.6)	(53.3)
Net proceeds from sale of U. S. Treasury securities	-	-	12.3
Acquisition of intangibles	(0.1)	(1.2)	(6.0)
Capital contributions to unconsolidated affiliates	(0.7)	-	-
Proceeds from sales of property, plant and equipment	3.6	1.7	26.9
Other	0.2	-	0.2
Net cash used in investing activities	(88.6)	(629.4)	(274.5)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of 4.25% Senior Notes, net of discount and issuance costs	-	248.1	-
Issuance of 5.125% Senior Notes, net of discount and issuance costs	-	248.1	-
Issuance of 6.125% Senior Notes, net of discount and issuance costs	-	247.3	-
Redemption of Zero Coupon Convertible Senior Notes	-	(446.6)	-
Redemption at maturity of 7.50% Senior Notes	-	(175.0)	-
Redemption at maturity of 8.375% Senior Notes	(129.6)	-	-
Redemption of Barneys 9% Senior Secured Notes, including premiums and fees	-	(112.7)	-
Net borrowing under credit facilities	60.3	69.2	-
Purchases of treasury stock	(235.2)	(201.5)	(102.1)
Proceeds from exercise of employee stock options	13.4	35.5	20.5
Dividends paid	(52.3)	(44.8)	(20.2)
Proceeds from termination of interest rate hedges	-	0.2	-
Debt issuance costs	(0.6)	-	-
Repayment of long-term debt	-	-	(7.4)
Principal payments on capital leases	(4.4)	(5.9)	(5.5)
Net cash used in financing activities	(348.4)	(138.1)	(114.7)
EFFECT OF EXCHANGE RATES ON CASH	(0.5)	0.6	0.9
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10.1)	(305.0)	66.7
CASH AND CASH EQUIVALENTS, BEGINNING	45.0	350.0	283.3
CASH AND CASH EQUIVALENTS, ENDING	$ 34.9	$ 45.0	$ 350.0

See accompanying notes to consolidated financial statements

SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Jones Apparel Group, Inc. and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The results of operations of acquired companies are included in our operating results from the respective dates of acquisition.

We design, contract for the manufacture of, manufacture and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for women and children, and women's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States and Canada. We also operate our own network of luxury, retail and factory outlet stores. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Credit Risk

Financial instruments which potentially subject us to concentration of credit risk consist principally of temporary cash investments and accounts receivable. We place our cash and cash equivalents in investment-grade, short-term debt instruments with high quality financial institutions and the U.S. Government and, by policy, limit the amount of credit exposure in any one financial instrument. We perform ongoing credit evaluations of our customers' financial condition and, generally, require no collateral from our customers. The allowance for non-collection of accounts receivable is based upon the expected collectibility of all accounts receivable.

We also provide credit to certain retail customers through an in-house *Barneys New York* credit card program. We perform ongoing credit reviews of our credit card accounts. Accounts are generally written off automatically after 180 days have passed without receipt of a full scheduled monthly payment and are written off sooner in the event of bankruptcy or other factors that make collection seem unlikely. We estimate an allowance for uncollectibility using a model that considers the current aging of the accounts, historical write-off and recovery rates and other portfolio data. Concentration of credit risk is limited because of the large number of credit card accounts.

Derivative Financial Instruments

Our primary objectives for holding derivative financial instruments are to manage foreign currency and interest rate risks. We do not use financial instruments for trading or other speculative purposes. We have historically used derivative financial instruments to hedge both the fair value of recognized assets or liabilities (a "fair value" hedge) and the variability of anticipated cash flows of a forecasted transaction (a "cash flow" hedge). Our strategies related to derivative financial instruments have been:

- the use of foreign currency forward contracts to hedge a portion of anticipated future short-term inventory purchases to offset the effects of changes in foreign currency exchange rates (primarily between the U.S. Dollar and the Canadian Dollar, the Euro and the British Pound);
- the use of interest rate swaps to effectively convert a portion of our outstanding fixed-rate debt to variable-rate debt to take advantage of lower interest rates; and
- the use of treasury rate locks to fix forward the treasury rate component of a portion of our November 2004 debt offering that was priced based on the prevailing applicable treasury rate and credit spread at the time the debt offering was finalized.

The derivatives we use in our risk management strategies are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item. On the date the derivative contract is entered into, we designate the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of the related hedged assets and liabilities. Changes in derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the associated hedged transactions impact the income statement, at which time the deferred gains and losses are reclassified to either cost of sales for inventory purchases or to SG&A expenses for all other items. Any ineffective portion of a hedging derivative's change in fair value will be immediately recognized in SG&A expenses. Differentials to be paid or received under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains or losses generated from the early termination of interest rate contracts and treasury locks are amortized to earnings over the remaining terms of the contracts as adjustments to interest expense. The fair values of the derivatives are reported as other current assets or accrued expenses and other current liabilities, as appropriate.

Accounts Receivable

Accounts receivable are reported at amounts we expect to be collected, net of trade discounts and deductions for co-op advertising normally taken by our customers, allowances we provide to our retail customers to effectively flow goods through the retail channels, an allowance for non-collection due to the financial position of our customers and credit card accounts, and an allowance for estimated sales returns.

Inventories and Cost of Sales

Inventories are valued at the lower of cost or market. Approximately 57%, 30% and 13% of inventories were determined by using the FIFO (first in, first out), weighted average cost and retail methods of valuation, respectively, as of December 31, 2005 and approximately 50%, 37% and 13% of inventories were determined by using the FIFO, weighted average cost and retail methods of valuation, respectively, as of December 31, 2004. We reduce the carrying cost of inventories for obsolete or slow moving items as necessary to properly reflect inventory value. The cost elements included in inventory consist of all direct costs of merchandise (net of purchase discounts and vendor allowances), allocated overhead (primarily design and indirect production costs), inbound freight and merchandise acquisition costs such as commissions and import fees.

Cost of sales includes the inventory cost elements listed above as well as warehouse outbound freight, internally transferred merchandise freight and realized gains or losses on foreign currency forward contracts associated with inventory purchases. Our cost of sales may not be comparable to those of other entities, since some entities include all of the costs associated with their distribution functions in cost of sales while we include these costs in selling, general and administrative expenses.

Property, Plant, Equipment and Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements recorded at the inception of a lease are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter; for improvements made during the lease term, the amortization period is the shorter of the useful life or the remaining lease term (including any renewal periods that are deemed to be reasonably assured). Property under capital leases is amortized over the lives of the respective leases or the estimated useful lives of the assets, whichever is shorter.

Operating Leases

Total rent payments under operating leases that include scheduled payment increases and rent holidays are amortized on a straight-line basis over the term of the lease. Rent expense on our buildings and retail stores is classified as an SG&A expense and, for certain stores, includes contingent rents that are based on a percentage of retail sales over stated levels. Landlord allowances are amortized by the straight-line method over the original term of the lease as a reduction of rent expense.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method of accounting. We annually test goodwill and other intangibles without determinable lives (primarily tradenames and trademarks) for impairment through the use of independent third-party appraisals. Other intangibles with determinable lives, including license agreements, are amortized on a straight-line basis over the estimated useful lives of the assets (currently ranging from three to 31 years).

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Where the functional currency of a foreign subsidiary is its local currency, balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Gains and losses resulting from translation are accumulated in a separate component of stockholders' equity. Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates, as appropriate. These adjustments, along with gains and losses on currency transactions, are reflected in the consolidated statements of income. Net foreign currency gains (losses) reflected in the consolidated statements of income were $(1.2) million, $(1.9) million and $1.3 million in 2005, 2004 and 2003, respectively.

Defined Benefit Plans

Our funding policy is to make the minimum annual contributions required by applicable regulations.

Treasury Stock

Treasury stock is recorded at net acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Revenue Recognition

Wholesale apparel and footwear and accessories sales are recognized either when products are shipped or, in certain situations, upon acceptance by the customer. Retail sales are recorded at the time of register receipt. Allowances for estimated returns are provided when sales are recorded. Licensing income is recognized based on the higher of contractual minimums or sales of licensed products reported by our licensees.

Shipping and Handling Costs

Shipping and handling costs billed to customers are recorded as revenue. Freight costs associated with shipping goods to customers are recorded as a cost of sales.

Advertising Expense

We record national advertising campaign costs as an expense when the advertising takes place and we expense advertising production costs as incurred, net of reimbursements for cooperative advertising. Advertising costs associated with our cooperative advertising programs are accrued as the related revenues are recognized. Net advertising expense was $80.6 million, $77.6 million and $74.2 million in 2005, 2004 and 2003, respectively.

Income Taxes

We use the asset and liability method of accounting for income taxes. Current tax assets and liabilities are recognized for the estimated Federal, foreign, state and local income taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

Earnings per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and the conversion of any convertible bonds. The difference between reported basic and diluted weighted-average common shares results from the assumption that all-dilutive stock options outstanding were exercised and all convertible bonds have been converted into common stock.

The following options to purchase shares of common stock were outstanding during a portion of each year but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares and, therefore, would be antidilutive.

	2005	2004	2003
Number of options (in millions)	9.6	3.9	10.4
Weighted average exercise price	$33.57	$37.44	$32.88

Stock Options

Effective January 1, 2003, we adopted the fair value method of accounting for employee stock options for all options granted after December 31, 2002 pursuant to the guidelines contained in SFAS No. 123, "Accounting for Stock-Based Compensation" using the "prospective method" set forth in SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under this approach, the fair value of the option on the date of grant (as determined by the Black-Scholes option pricing model) is amortized to compensation expense over the option's vesting period. Since the expense to be recorded is dependent on both the timing and the number of options to be granted, we cannot estimate the effect on future results of operations at this time. Prior to January 1, 2003, pursuant to a provision in SFAS No. 123 we had elected to continue using the intrinsic-value method of accounting for stock options granted to employees in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount the employee must pay to acquire the stock. Under this approach, we had only recognized compensation expense for stock-based awards to employees for options granted at below-market prices. The adoption of the fair value method did not have a material effect on our results of operations.

Had we elected to adopt the fair value approach of SFAS No. 123 upon its effective date, our net income would have decreased accordingly. Both the stock-based employee compensation cost included in the determination of net income as reported and the stock-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards, as well as the resulting pro forma net income and earnings per share using the fair value approach, are presented in the following table. These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. For further information, see "Stock Options and Restricted Stock."

Year Ended December 31,	2005	2004	2003
(In millions except per share data)			
Net income - as reported	$ 274.3	$ 301.8	$ 328.6
Add: stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported	11.9	10.3	7.5
Deduct: stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value-based method had been applied to all awards	(13.1)	(16.9)	(19.5)
Net income - pro forma	$ 273.1	$ 295.2	$ 316.6
Basic earnings per share			
As reported	$2.33	$2.44	$2.58
Pro forma	$2.32	$2.39	$2.49
Diluted earnings per share			
As reported	$2.30	$2.39	$2.48
Pro forma	$2.29	$2.34	$2.39

Restricted Stock

Compensation cost for restricted stock is measured as the excess, if any, of the quoted market price of our stock at the date the common stock is issued over the amount the employee must pay to acquire the stock. The compensation cost is recognized over the period between the issue date and the date any restrictions lapse.

Long-Lived Assets

We review certain long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, we assess the recoverability of such assets based upon estimated non-discounted cash flow forecasts. If an asset impairment is identified, the asset is written down to fair value based on discounted cash flow or other fair value measures.

Cash Equivalents

We consider all highly liquid short-term investments to be cash equivalents.

Presentation of Prior Year Data

Certain reclassifications have been made to conform prior year data with the current presentation.

New Accounting Standards

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment,"which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. We will adopt SFAS No. 123R on January 1, 2006 using the modified prospective application option. As a result, the compensation cost for the portion of awards we granted before January 1, 2006 for which the requisite service has not been rendered and that are outstanding as of January 1, 2006 will be recognized as the remaining requisite service is rendered. In addition, the adoption of SFAS No. 123R will require us to change from recognizing the effect of forfeitures as they occur to estimating the number of outstanding instruments for which the requisite service is not expected to be rendered. As a result, we will record a pretax gain of $3.1 million on January 1, 2006, which will be reported as a cumulative effect of a change in accounting principle. We will also be required to change the amortization period for employees eligible to retire from the period over which the awards vest to the period from the grant date to the date the employee is eligible to retire. The adoption of SFAS No. 123R will not have a material effect on our results of operations or our financial position.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, but does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The adoption of SFAS No. 154 will not have a material effect on our results of operations or our financial position.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) by requiring these items to be recognized as current-period charges. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 151 will have no impact on our results of operations or our financial position.

ACCOUNTS RECEIVABLE AND SIGNIFICANT CUSTOMERS

Accounts receivable consist of the following:

December 31, (In millions)	2005	2004
Trade accounts receivable	$ 459.1	$ 458.3
Credit card receivable	40.5	36.2
Allowances for doubtful accounts, returns, discounts and co-op advertising	(41.2)	(46.2)
	$ 458.4	$ 448.3

A significant portion of our sales are to retailers throughout the United States and Canada. We have one significant customer in our wholesale apparel and wholesale footwear and accessories operating segments. Federated Department Stores, Inc., our second largest customer in 2004, acquired May Department Stores Company, our largest customer in 2004, on August 30, 2005. The combined company accounted for approximately 19%, 25% and 25% of consolidated gross revenues for 2005, 2004 and 2003, respectively, and accounted for approximately 21% of accounts receivable at December 31, 2005.

ACQUISITIONS

On July 8, 2004, we acquired all the outstanding shares of Maxwell. Maxwell designs and markets casual and dress footwear for women and children under multiple brand names, each of which is targeted to a distinct segment of the footwear market. Maxwell markets its products nationwide to national chains, department stores and specialty retailers. Maxwell offers footwear for women in the moderately priced market segment under the *Mootsies Tootsies, Sam & Libby* and *Dockers Women* brands, in the better market segment under the *AK Anne Klein* and *Circa Joan & David* brands and in the bridge segment under the *Joan and David* and *Albert Nipon* brands. Maxwell also sells moderately priced children's footwear under both the *Mootsies Tootsies* and *Sam & Libby* brands and licenses the *J. G. Hook* trademark from J. G. Hook, Inc. to source and develop private label products for retailers who require brand identification. Maxwell operates in the wholesale footwear and accessories segment.

The acquisition of Maxwell was intended to provide further diversification in our footwear business and strengthen our positions in both the moderate and children's distribution channels. We also expect to benefit from the cross-branding opportunities that exist with our other lines of business.

The aggregate purchase price was $377.2 million, which included $23.25 per share in cash for each outstanding share of Maxwell (for a total of $345.8 million) and $24.1 million related to Maxwell's employee stock options. The purchase price was allocated to Maxwell's assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $210.6 million being recorded as goodwill in the wholesale footwear and accessories segment. The acquired goodwill relating to Maxwell will not be deductible for tax purposes.

We assigned $40.3 million of the Maxwell purchase price acquired to intangible assets based on independent, third-party appraisals. Of this amount, $24.7 million was assigned to registered trademarks that are not subject to amortization, $1.1 million was assigned to third-party license agreements, which had a useful life of approximately 18 months on the acquisition date, and $14.5 million was assigned to existing customer orders, which had a useful life of approximately eight months on the acquisition date.

On December 20, 2004, we acquired 100% of the common stock of Barneys. Barneys is a luxury retailer that provides its customers with a wide variety of merchandise across a broad range of prices, including a diverse selection of *Barneys* label merchandise. Barneys' preferred arrangements with established and emerging designers, combined with creative merchandising, store designs and displays, advertising campaigns, publicity events and emphasis on customer service, has positioned it as a leading retailer of men's and women's fashion, cosmetics, jewelry and home furnishings. Barneys complements its merchandise offerings from designers such as Giorgio Armani, Manolo Blahnik, Marc Jacobs, Prada, Jil Sander and Ermenegildo Zegna with a diverse selection of *Barneys* label merchandise, including ready-to-wear apparel, handbags, shoes, dress shirts, ties and sportswear. *Barneys* label merchandise is manufactured by independent third parties according to Barneys' specifications and is of comparable quality to the designer merchandise. Barneys operates in the retail segment.

As our growth strategy has focused on diversification to provide a well-balanced portfolio of businesses, the acquisition of Barneys provided additional diversification by introducing a new competency in luxury specialty retailing. With an inherent diversified portfolio comprised of its own brand, as well as numerous other brands from new designers and classic design houses, Barneys provides entry into the high-growth, resilient luxury goods market.

The aggregate cash purchase price was $295.6 million, which included $19.00 for each outstanding share of Barneys common stock (for a total of $264.5 million) and $26.7 million related to Barneys' employee stock options, preferred stock and stock warrants. We also assumed approximately $106.0 million of Barneys funded debt, $102.2 million of which we subsequently refinanced. The purchase price was allocated to Barneys' assets and liabilities, with the excess of the purchase price over the fair value of the net assets acquired of approximately $247.4 million being recorded as goodwill in the retail segment. Of the acquired goodwill relating to Barneys, approximately $83.1 million will be deductible for tax purposes.

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the date of acquisition for Barneys (in millions).

Current assets	$ 173.5
Property, plant and equipment	48.6
Intangible assets	67.7
Goodwill	247.4
Other assets	11.9
Total assets acquired	549.1
Current liabilities	106.4
Long-term debt and other liabilities	147.1
Total liabilities assumed	253.5
Net assets acquired	$ 295.6

Amounts assigned to intangible assets and the related useful lives are as follows (amounts in millions):

Class	Fair Value	Weighted-average useful life
Third-party license agreement	$ 4.0	31 years
Credit cardholder relationships	1.2	181 months
Customer database	0.2	145 months
Favorable leases	20.3	158 months
Trademarks	42.0	Indefinite

The weighted-average useful life of all intangible assets subject to amortization is 192.2 months. In addition, $20.5 million was recorded as a long-term liability for an acquired unfavorable lease, which will be amortized over a period of 169 months. The amortization of Barneys intangible assets will be included in SG&A expenses.

On December 1, 2003, we acquired 100% of the common stock of Kasper. Kasper designs, markets, sources, manufactures and distributes women's suits, sportswear and dresses. Kasper's brands include such well-recognized names as *Albert Nipon, Anne Klein New York, AK Anne Klein, Kasper* and *Le Suit*. In addition, Kasper has granted licenses for the manufacture and distribution of certain other products including, but not limited to, women's watches, jewelry, handbags, small leather goods, footwear, coats, eyewear and swimwear and men's apparel. Kasper also operates retail outlet stores under the *Kasper* and *Anne Klein* names, which not only sell company produced apparel, but also showcase and sell licensed products. The acquisition of Kasper was intended to partially replace the business in the better market lost by the termination of the *Lauren* and *Ralph* agreements and increases our penetration into the better market distribution channel. We also expect to benefit from the cross-branding opportunities of Kasper's brands that exist with our other lines of business. Kasper operates in both the wholesale better apparel and retail segments and the licensing of acquired Kasper trademarks to independent third parties is reported in the licensing, other and eliminations segment.

The aggregate purchase price was $259.5 million. The purchase price was allocated to Kasper's assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $49.6 million being recorded as goodwill, of which $9.4 million was assigned to the retail segment and the balance assigned to the wholesale better apparel segment. Of the acquired goodwill, approximately $22.1 million will be deductible for tax purposes.

We assigned $107.6 million of the Kasper purchase price acquired to intangible assets based on independent, third-party appraisals. Of this amount, $79.5 million was assigned to registered trademarks that are not subject to amortization, $18.5 million was assigned to third-party license agreements, which had a weighted-average useful life of approximately 86 months on the acquisition date, $9.1 million was assigned to existing customer orders, which had a useful life of approximately eight months on the acquisition date, and $0.5 million was assigned to a below-market lease, which had a useful life of approximately 109 months on the acquisition date. The amortization of the customer orders and the below-market lease is included in SG&A expenses and the amortization of the license agreements is included in net licensing income.

ACCRUED RESTRUCTURING COSTS

In connection with the acquisitions of Nine West Group, Judith Jack, McNaughton, Gloria Vanderbilt, Kasper and Maxwell, we assessed and formulated plans to restructure certain operations of each company. These plans involved the closure of manufacturing facilities, certain offices, foreign subsidiaries, and selected domestic and international retail locations. The objectives of the plans were to eliminate unprofitable or marginally profitable lines of business and reduce overhead expenses.

During 2003, we restructured several of our operations, including the closing of certain Mexican production facilities, the closing of an administrative, warehouse and preproduction facility in El Paso, Texas and the closing of a warehouse facility in Rural Hall, North Carolina.

In late 2003, we began to evaluate the need to broaden global sourcing capabilities to respond to the competitive pricing and global sourcing capabilities of our denim competitors, as the favorable production costs from non-duty/non-quota countries and the breadth of fabric options from Asia began to outweigh the benefits of Mexico's quick turn and superior laundry capabilities. The decision to expand global sourcing, combined with lower projected shipping levels of denim products for 2005, led us to begin a comprehensive review of our denim manufacturing during the fourth quarter of 2004. The result of this review was the development of a plan of reorganization of our Mexican operations to reduce costs associated with excess capacity.

On July 11, 2005, we announced that we had completed a comprehensive review of our denim manufacturing operations located in Mexico. The primary action plan arising from this review resulted in the closing of the laundry, assembly and distribution operations located in San Luis, Mexico (the "denim restructuring"). All manufacturing has been consolidated into existing operations in Durango and Torreon, Mexico. A total of 3,170 employees have been terminated as a result of the closure. We have undertaken a number of measures to assist affected employees, including severance and benefits packages. As a result of this consolidation, we expect that our manufacturing operations will perform more efficiently, thereby improving our operating performance.

In connection with the denim restructuring, we recorded $12.2 million of pre-tax costs, which includes $5.3 million of one-time termination benefits, $3.2 million of losses on the sale of property, plant and equipment, $2.6 million of contract termination costs and $1.1 million of legal and other associated costs. Of these amounts, $10.6 million is reported as cost of sales and $1.7 million is reported as a selling, general and administrative expense in the wholesale moderate apparel segment. The restructuring is expected to be substantially completed in early 2006.

In December 2005, we closed our distribution center in Bristol, Pennsylvania. We recorded a charge of $3.6 million in 2005 related to one-time termination benefits and other employee-related matters.

The accrual of restructuring costs and liabilities, of which $5.0 million is included in accrued expenses and other current liabilities and $3.0 million is included in other noncurrent liabilities, is as follows:

(In millions)	Severance and other employee costs	Closing of retail stores and consolidation of facilities	Denim restructuring	Total
Balance, January 1, 2003	$ 7.4	$ 2.1	$ -	$ 9.5
Net additions	6.4	2.1	-	8.5
Payments and reductions	(6.9)	(0.5)	-	(7.4)
Balance, December 31, 2003	6.9	3.7	-	10.6
Net additions	16.9	17.4	-	34.3
Payments and reductions	(17.3)	(3.0)	-	(20.3)
Balance, December 31, 2004	6.5	18.1	-	24.6
Net additions	2.9	(6.5)	9.0	5.4
Payments and reductions	(6.0)	(9.5)	(6.5)	(22.0)
Balance, December 31, 2005	$ 3.4	$ 2.1	$ 2.5	$ 8.0

Estimated severance payments and other employee costs of $3.4 million accrued at December 31, 2005 relate to the remaining estimated severance for an estimated 93 employees at locations to be closed. Employee groups affected (totaling an estimated 1,161 employees) include accounting, administrative, customer service, manufacturing, production, warehouse and management personnel at locations closed or to be closed and duplicate corporate headquarters management and administrative personnel.

The $2.9 million net addition in 2005 represents $3.6 million related to the closing of the Bristol facility, which was recorded as a selling, general and administrative expense in the wholesale better apparel segment, offset by $0.6 million of adjustments related to severance accruals for the Kasper and Maxwell acquisitions, which were recorded as reductions of goodwill and $0.1 million related to the closing of the Mexican and El Paso production facilities, which was recorded as a reduction of selling, general and administrative expenses in the moderate wholesale apparel segment.

The $16.9 million net addition during 2004 represents severance accruals related to acquisitions, which was recorded as an increase to goodwill.

The $6.4 million net addition during 2003 represents a $5.9 million increase in severance accruals related to acquisitions, which was recorded as an increase to goodwill, a $0.7 million severance accrual related to the closing of the North Carolina facility recorded as an SG&A expense in the wholesale better apparel segment and a $0.2 million reduction of severance accruals recorded as a reduction of SG&A expenses in the wholesale footwear and accessories segment.

During 2005, 2004 and 2003, $6.0 million, $17.3 million and $6.9 million, respectively, of the reserve was utilized (relating to partial or full severance and related costs for 165, 231 and 575 employees, respectively).

The $2.1 million accrued at December 31, 2005 for the consolidation of facilities relates to expected costs to be incurred, including lease obligations, for closing certain acquired facilities in connection with consolidating their operations into our other existing facilities.

The $6.5 million reversal in 2005 includes a $1.2 million adjustment related to the closing of a Maxwell facility and a $5.0 million adjustment related to the closing of a Kasper facility, both of which were recorded as reductions of goodwill, and a $0.3 million reduction related to the final settlement of the remaining lease for the North Carolina facility, which was recorded as a reduction of selling, general and administrative expenses in the wholesale better apparel segment.

The $17.4 million addition for 2004 represents a $15.9 million accrual for the closing of certain Kasper and Maxwell facilities, which was recorded as an increase to goodwill, and a $1.7 million lease termination payment for the North Carolina facility offset by a $0.2 million reduction in accruals related to the prior closing of a Canadian facility, both of which were recorded as SG&A expenses in the wholesale better apparel segment.

The $2.1 million additional accrual for 2003 represents a $2.2 million accrual related to the closing of acquired facilities and retail stores, which was recorded as an increase to goodwill, offset by a $0.1 million reduction in accruals related to the prior closing of a Canadian facility which was recorded as a reduction of SG&A expenses in the wholesale better apparel segment.

The details of the denim restructuring accruals are as follows:

(In millions)	One-time termination benefits	Contract termination costs	Other associated costs	Total denim restructuring
Additions	$ 5.3	$ 2.6	$ 1.1	$ 9.0
Payments and reductions	(4.9)	(1.0)	(0.6)	(6.5)
Balance, December 31, 2005	$ 0.4	$ 1.6	$ 0.5	$ 2.5

The $2.5 million accrued at December 31, 2005 related to the denim restructuring consists of $0.4 million of estimated one-time termination benefits for an estimated 18 employees, $1.6 million relating to facility leases for locations to be closed and $0.5 million of legal fees and related costs. During 2005, $4.9 million of the termination benefits reserve was utilized (relating to costs for 3,098 employees).

Our plans have not been finalized in all areas, and additional restructuring costs may result as we continue to evaluate and assess the impact of duplicate responsibilities, warehouses and office locations. We do not expect any final adjustments to be material. Any additional costs will be charged to operations in the period in which they occur.

PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment are as follows:

December 31, (In millions)	2005	2004	Useful lives (years)
Land and buildings	$ 95.0	$ 125.9	5 - 40
Leasehold improvements	268.6	237.8	1 - 39
Machinery, equipment and software	294.4	360.8	3 - 20
Furniture and fixtures	95.3	67.2	3 - 8
Construction in progress	31.0	11.6	-
	784.3	803.3	
Less: accumulated depreciation and amortization	472.2	499.7	
	$ 312.1	$ 303.6	

Depreciation and amortization expense relating to property, plant and equipment (including capitalized leases) was $81.2 million, $64.0 million and $56.9 million in 2005, 2004 and 2003, respectively. At December 31, 2005, we had outstanding commitments of approximately $53.3 million relating primarily to the construction or remodeling of retail store locations (net of $18.4 million expected to be recovered through landlord construction allowances) and the design and implementation of new computer software systems.

Included in property, plant and equipment are the following capitalized leases:

December 31, (In millions)	2005	2004	Useful lives (years)
Buildings	$ 58.8	$ 74.2	15 - 20
Machinery and equipment	12.3	11.8	4 - 5
	71.1	86.0	
Less: accumulated amortization	29.7	32.0	
	$ 41.4	$ 54.0	

INVENTORIES

Inventories are summarized as follows:

December 31, (In millions)	2005	2004
Raw materials	$ 16.6	$ 21.5
Work in process	17.7	33.6
Finished goods	615.7	609.1
	$ 650.0	$ 664.2

GOODWILL AND OTHER INTANGIBLE ASSETS

We perform our annual impairment test for goodwill and trademarks during the fourth fiscal quarter of the year. As a result of continuing decreases in projected accessory revenues in our costume jewelry lines, the conversion of a portion of our *Enzo Angiolini* retail stores to the more moderately-priced *Bandolino* brand, and the discontinuance of our *Rena Rowan* better product line, we recorded additional trademark impairment charges of$4.5 million in 2003 and $0.2 million in 2004. All trademark impairment charges are reported as SG&A expenses in the licensing, other and eliminations segment.

The components of other intangible assets are as follows:

December 31, (In millions)	2005		2004	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
License agreements	$ 64.4	$ 37.7	$ 62.7	$ 34.4
Acquired favorable leases	20.8	1.9	0.5	0.1
Acquired order backlog	-	-	14.5	14.0
Acquired credit cardholder relationships	1.2	0.4	-	-
Acquired customer database	0.2	0.1	-	-
Covenant not to compete	-	-	2.9	2.8
	86.6	40.1	80.6	51.3
Unamortized trademarks	781.0	-	738.9	-
	$ 867.6	$ 40.1	$ 819.5	$ 51.3

During 2005, we reclassified $67.7 million from goodwill to intangible assets upon the completion of the independent appraisals of third-party license agreements, credit cardholder relationships, customer databases, favorable leases and trademarks related to the Barneys acquisition (see "Acquisitions").

Amortization expense for intangible assets subject to amortization was $8.0 million, $32.6 million and $18.5 million for 2005, 2004 and 2003, respectively. Amortization expense for intangible assets subject to amortization for each of the years in the five-year period ending December 31, 2010 is estimated to be $5.7 million in 2006, $4.4 million in 2007, $4.3 million in 2008, $3.8 million in 2009 and $3.3 million in 2010.

The changes in the carrying amount of goodwill for 2004 and 2005, by segment and in total, are as follows:

(In millions)	Wholesale Better Apparel	Wholesale Moderate Apparel	Wholesale Footwear & Accessories	Retail	Total
Balance, January 1, 2004	$ 404.3	$ 519.3	$ 602.7	$ 120.6	$ 1,646.9
Net adjustments to purchase price of prior acquisitions	(4.2)	(0.1)	-	-	(4.3)
Acquisition of Maxwell	-	-	206.1	-	206.1
Acquisition of Barneys	-	-	-	276.3	276.3
Balance, December 31, 2004	400.1	519.2	808.8	396.9	2,125.0
Reclassification of Barneys intangible assets and unfavorable leases, net of tax	-	-	-	(29.3)	(29.3)
Net adjustments to purchase price of prior acquisitions	(3.3)	-	4.5	0.4	1.6
Balance, December 31, 2005	$ 396.8	$ 519.2	$ 813.3	$ 368.0	$ 2,097.3

Goodwill was initially tested for impairment upon adoption of SFAS No. 142 and is further tested for impairment during the fourth fiscal quarter of each year. There have been no impairments to the carrying amount of goodwill.

FINANCIAL INSTRUMENTS

As a result of our global operating and financing activities, we are exposed to changes in interest rates and foreign currency exchange rates which may adversely affect results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in interest rates and foreign currency exchange rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments eligible for utilization include forward, option and swap agreements. We do not use financial instruments for trading or other speculative purposes.

At December 31, 2005 and 2004, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

December 31,	2005		2004	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$ 977.5	$ 913.2	$ 1,106.6	$ 1,119.8
Foreign currency exchange contracts, net asset (liability)	(1.9)	(1.9)	2.0	2.0

Financial instruments expose us to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor the amount of credit exposure. Our financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments. We also have procedures to monitor the impact of market risk on the fair value and costs of our financial instruments considering reasonably possible changes in interest and currency rates.

We are exposed to market risk related to changes in foreign currency exchange rates. We have assets and liabilities denominated in certain foreign currencies and purchase products from foreign suppliers who require payment in funds other than the U.S. Dollar. At December 31, 2005, we had outstanding foreign exchange contracts to exchange Canadian Dollars for a total of US$11.0 million at a weighted-average exchange rate of 1.1816 through April 2006, US $37.5 million for Euros at a weighted-average exchange rate of 1.2622 through January 2007 and US $1.5 million for British Pounds at a weighted-average exchange rate of 1.8405 through June 2006.

We recorded amortization of net gains resulting from the termination of interest rate swaps and locks of $6.4 million, $7.8 million and $7.6 million during 2005, 2004 and 2003, respectively, as a reduction of interest expense. We reclassified $1.8 million, $0.9 million and $1.9 million of net losses from foreign currency exchange contracts to cost of sales in 2005, 2004 and 2003, respectively. There has been no material ineffectiveness related to our foreign currency exchange contracts as the instruments are designed to be highly effective in offsetting losses and gains transactions being hedged. As of December 31, 2005, the estimated net amount of existing gains and losses reported in accumulated other comprehensive income that will be reclassified into earnings in the next 12 months include amortization of $2.3 million of net gains resulting from the termination of interest rate swaps as a reduction of interest expense and no material reclassification of net gains from currency exchange contracts to cost of sales.

CREDIT FACILITIES

At December 31, 2005, we had credit agreements with several lending institutions to borrow an aggregate principal amount of up to $1.75 billion under Senior Credit Facilities. These facilities, of which the entire amount is available for letters of credit or cash borrowings, provide for a $1.0 billion five-year revolving credit facility that expires in June 2009 and a $750.0 million five-year revolving credit facility that expires in June 2010 (which replaced a similar $500.0 million three-year revolving credit facility in May 2005). At December 31, 2005, $323.4 million was outstanding under the credit facility that expires in June 2009 (comprised of $50.0 million in cash borrowings and $273.4 million in outstanding letters of credit) and $79.5 million in cash borrowings was outstanding under the credit facility that expires in June 2010. Borrowings under the Senior Credit Facilities may also be used for working capital and other general corporate purposes, including permitted acquisitions and stock repurchases. The Senior Credit Facilities are unsecured and require us to satisfy both a coverage ratio of earnings before interest, taxes, depreciation, amortization and rent to interest expense plus rents and a net worth maintenance covenant, as well as other restrictions, including (subject to exceptions) limitations on our ability to incur additional indebtedness, prepay subordinated indebtedness, make acquisitions, enter into mergers and pay dividends.

At December 31, 2005, we also had a C$10.0 million unsecured line of credit in Canada, under which C$0.2 million of letters of credit were outstanding.

The weighted-average interest rate for outstanding cash borrowings under our credit facilities was 6.33% and 5.25% at December 31, 2005 and 2004, respectively.

LONG-TERM DEBT

Long-term debt consists of the following:

December 31, (In millions)	2005	2004
8.375% Series B Senior Notes due 2005	$ -	$ 129.6
7.875% Senior Notes due 2006, net of unamortized discount of $0.1 and $0.5	224.9	224.5
9% Senior Secured Notes due 2008, net of unamortized discount of $0.4 and $0.5	3.4	3.3
4.250% Senior Notes due 2009, net of unamortized discount of $0.2 and $0.2	249.8	249.8
5.125% Senior Notes due 2014, net of unamortized discount of $0.2 and $0.2	249.8	249.8
6.125% Senior Notes due 2034, net of unamortized discount of $0.4 and $0.4	249.6	249.6
	977.5	1,106.6
Less: current portion	224.9	129.6
	$ 752.6	$ 977.0

Long-term debt maturities for each of the next five years are $225.0 million in 2006, $3.8 million in 2008 and $250.0 million in 2009. All of our notes contain certain covenants, including, among others, restrictions on liens, sale-leaseback transactions and additional secured debt, and pay interest semiannually. The weighted-average interest rate of our long-term debt was 5.8% and 6.1% at December 31, 2005 and 2004, respectively.

In November 2004, we issued $250.0 million of 4.250% Senior Notes due 2009, $250.0 million of 5.125% Senior Notes due 2014 and $250.0 million of 6.125% Senior Notes due 2034. Net proceeds of the offering were $743.5 million, which were used to fund the acquisition of Barneys, to redeem Barneys' outstanding 9% Senior Secured Notes and to repay amounts then outstanding under our Senior Credit Facilities.

On February 2, 2004, we redeemed all our outstanding Zero Coupon Convertible Senior Notes due 2021 at a redemption price (inclusive of issue price plus accrued original issue discount) of $554.41 per $1,000 of principal amount at maturity for a total payment of $446.6 million. As a result of this transaction, we recorded an SG&A expense of $8.4 million in 2004, representing the writeoff of unamortized bond discounts and debt issuance costs. On June 15, 2004, we redeemed at maturity all our 7.50% Senior Notes due 2004 for a total payment of $175.0 million.

ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is comprised of the following:

December 31, (In millions)	2005	2004
Foreign currency translation adjustments	$ 3.2	$ 5.6
Minimum pension liability adjustments	(10.1)	(10.3)
Unrealized gains on hedge contracts	0.4	5.5
	$ (6.5)	$ 0.8

DERIVATIVES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (as amended, hereinafter referred to as "SFAS 133"), establishes accounting and reporting standards for derivative instruments. Specifically, SFAS 133 requires us to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

We use foreign currency forward contracts for the specific purpose of hedging the exposure to variability in forecasted cash flows associated primarily with inventory purchases. These instruments are designated as cash flow hedges as the principal terms of the forward exchange contracts are the same as the underlying forecasted foreign currency cash flows. Therefore, changes in the fair value of the forward contracts should be highly effective in offsetting changes in the expected foreign currency cash flows, and accordingly, changes in the fair value of forward exchange contracts are recorded in accumulated other comprehensive income, net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. Amounts recorded in accumulated other comprehensive income are reflected in current-period earnings when the hedged transaction affects earnings.

The following summarizes, by major currency, the U.S. Dollar equivalent amount of our foreign currency forward exchange contracts.

December 31, (In millions)	2005		2004	
	Notional Amount	Fair Value - (Liability)	Notional Amount	Fair Value - Asset/ (Liability)
Canadian Dollar - U.S. Dollar	$ 11.0	$ (0.2)	$ 12.0	$ (0.3)
U.S. Dollar - Euro	37.5	(1.6)	24.7	2.2
U.S. Dollar - British Pound	1.5	(0.1)	1.6	0.1
	$ 50.0	$ (1.9)	$ 38.3	$ 2.0

During 2005, no material amounts were reclassified from other comprehensive income to earnings and there was no material ineffectiveness related to our cash flow hedges. If foreign currency exchange rates or interest rates do not change from their December 31, 2005 amounts, we estimate that any reclassifications from other comprehensive income to earnings within the next 12 months also will not be material. The actual amounts that will be reclassified to earnings over the next 12 months could vary, however, as a result of changes in market conditions.

In connection with the $250.0 million of 4.250% Senior Notes due 2009 and $250.0 million of 5.125% Senior Notes due 2014 issued in November 2004, we had entered into two interest rate lock agreements which were terminated upon the issuance of the notes. These terminations generated pre-tax gains of $0.2 million, which is being amortized as a reduction of interest expense over the term of the related notes.

For the periods April 2002 through October 2002 and June 1999 through January 2001, we had employed an interest rate hedging strategy utilizing swaps to effectively float a portion of our interest rate exposure on our fixed rate financing arrangements. The termination of these interest rate swaps generated pre-tax gains of $21.6 million and $8.3 million, respectively, which is being amortized as a reduction of interest expense over the remaining terms of the interest rate swap agreements.

Approximately $2.3 million of pre-tax income will be reclassified into earnings within the next 12 months related to these terminated agreements.

COMMON STOCK

The Board of Directors has authorized several programs to repurchase our common stock from time to time in open market transactions totaling $1.15 billion. As of December 31, 2005, 40.0 million shares had been acquired at a cost of $1.09 billion. There is no time limit for the utilization of the amounts remaining under any uncompleted programs.

OBLIGATIONS UNDER CAPITAL LEASES

Obligations under capital leases consist of the following:

December 31, (In millions)	2005	2004
Warehouses, office facilities and equipment	$ 40.1	$ 44.0
Less: current portion	2.9	4.4
Obligations under capital leases - noncurrent	$ 37.2	$ 39.6

We occupy a warehouse facility leased from the City of Lawrenceburg, Tennessee. The ten-year net lease runs until May 2006 and requires a minimum annual rent payment of $0.5 million plus accrued interest. In connection with this lease, we guaranteed $5.0 million of Industrial Development Bonds issued in order to construct the facility, $0.2 million of which remained unpaid as of December 31, 2005. We obtain title to the facility upon expiration of the lease. The financing agreement with the issuing authority requires us to comply with the same financial covenants required by our Senior Credit Facilities (see "Credit Facilities").

We also lease warehouse and office facilities in Bristol, Pennsylvania. Two 15-year net leases run until March and October 2013, respectively, and require minimum annual rent payments of $1.3 million and $0.9 million, respectively.

In 2003, we entered into a sale-leaseback agreement for our Virginia warehouse facility. This transaction resulted in a net gain of $7.5 million that has been deferred and is being amortized over the lease term, which runs until April 2023 and requires minimum annual rent payments of $2.4 million. The building has been capitalized at $25.6 million, which approximates the present value of the minimum lease payments.

We also lease various equipment under two to six-year leases at an aggregate annualized rental of $1.1 million. The equipment has been capitalized at its fair market value of $5.0 million, which approximates the present value of the minimum lease payments.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2005:

Year Ending December 31, (In millions)	
2006	$ 5.6
2007	5.3
2008	5.4
2009	5.2
2010	4.8
Later years	36.2
Total minimum lease payments	62.5
Less: amount representing interest	22.4
Present value of net minimum lease payments	$ 40.1

COMMITMENTS AND CONTINGENCIES

(a) CONTINGENT LIABILITIES. We have been named as a defendant in various actions and proceedings, including actions brought by certain employees whose employment has been terminated arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on our financial position or results of operations.

(b) ROYALTIES. We have an exclusive license to produce and sell women's footwear under the *Dockers Women* trademark in the United States (including its territories and possessions) pursuant to an agreement with Levi Strauss & Co. which expires in December 2008. The agreement provides for payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement. Minimum payments under this agreement amount to $0.7 million in each of 2006, 2007 and 2008.

We also have an exclusive license to design, develop and market women's and children's shoes under the *J. G. Hook* and *Hook Sport* brand names pursuant to an agreement with J. G. Hook, Inc. which expires in December 2006. This agreement provides for the payment by us of a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreement. Minimum payments under this agreement amount to $0.2 million in 2006.

(c) LEASES. Total rent expense charged to operations for 2005, 2004 and 2003 was as follows.

Year Ended December 31, (In millions)	2005	2004	2003
Minimum rent	$ 155.1	$ 127.2	$ 112.7
Contingent rent	0.9	1.9	1.1
Less: sublease rent	(5.8)	(6.8)	(6.4)
	$ 150.2	$ 122.3	$ 107.4

The following is a schedule by year of minimum rental payments required under operating leases:

Year Ending December 31, (In millions)	
2006	$ 143.2
2007	133.1
2008	112.5
2009	101.1
2010	88.4
Later years	365.2
	$ 943.5

Certain of the leases provide for renewal options and the payment of real estate taxes and other occupancy costs. Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $38.9 million.

INCOME TAXES

The following summarizes the provision for income taxes:

Year Ended December 31, (In millions)	2005	2004	2003
Current:			
Federal	$ 87.4	$ 103.0	$ 131.1
State and local	12.0	16.5	15.0
Foreign	8.8	8.8	5.2
	108.2	128.3	151.3
Deferred:			
Federal	35.8	48.6	43.7
State and local	6.6	4.3	3.8
Foreign	0.4	(0.1)	(0.4)
	42.8	52.8	47.1
Provision for income taxes	$ 151.0	$ 181.1	$ 198.4

The domestic and foreign components of income before provision for income taxes are as follows:

Year Ended December 31, (In millions)	2005	2004	2003
United States	$ 413.1	$ 457.1	$ 517.3
Foreign	12.2	25.8	9.7
Income before provision for income taxes	$ 425.3	$ 482.9	$ 527.0

The provision for income taxes on adjusted historical income differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

Year Ended December 31, (In millions)	2005	2004	2003
Provision for Federal income taxes at the statutory rate	$ 148.9	$ 169.0	$ 184.5
State and local income taxes, net of federal benefit	12.9	13.6	11.6
Reversal of prior years federal, state and foreign income tax audit accruals	(5.7)	-	(8.7)
Valuation allowance	0.7	-	8.5
Other items, net	(5.8)	(1.5)	2.5
Provision for income taxes	$ 151.0	$ 181.1	$ 198.4

We have not provided for U.S. Federal and foreign withholding taxes on $28.7 million of foreign subsidiaries' undistributed earnings as of December 31, 2005. Such earnings are intended to be reinvested indefinitely.

The following is a summary of the significant components of our deferred tax assets and liabilities:

December 31, (In millions)	2005	2004
Deferred tax assets (liabilities):		
Nondeductible accruals and allowances	$ 79.2	$ 86.8
Depreciation	15.9	5.8
Intangible asset valuation and amortization	(253.6)	(205.9)
Loss and credit carryforwards	23.6	36.0
Amortization of stock-based compensation	12.5	9.5
Other (net)	8.2	9.5
Valuation allowance	(9.2)	(8.5)
Net deferred tax liability	$ (123.4)	$ (66.8)
Included in:		
Current assets	$ 52.5	$ 68.2
Noncurrent liabilities	(175.9)	(135.0)
Net deferred tax liability	$ (123.4)	$ (66.8)

As of December 31, 2005, we had federal and state net operating loss carryforwards of $9.1 million and $143.8 million, respectively, which expire through 2023. We also had capital loss carryforwards of $22.6 million, which expire in 2006, and state tax credit carryforwards of $6.1 million, which expire through 2020.

During the fourth fiscal quarter of 2003, the Internal Revenue Service completed its audits of our returns through 2000. As a result, we reversed $8.7 million of tax accruals established in years prior to 2001. During the fourth fiscal quarter of 2005, there were favorable resolutions to various foreign and state income tax audits related to acquired entities that resulted in the reversal of $5.7 million of tax accruals.

We have determined that the $22.6 million of capital loss carryforwards expiring in 2006 and $12.3 million of state net operating loss carryforwards expiring in 2006 and 2007 may not be utilized; therefore, we established valuation allowances of $8.5 million in 2003 related to the capital loss carryforwards and $0.7 million in 2005 related to the state net operating loss carryforwards (net of federal tax benefit).

EARNINGS PER SHARE

Year Ended December 31,	2005	2004	2003
(In millions except per share amounts)			
Basic			
Net income	$ 274.3	$ 301.8	$ 328.6
Weighted average common shares outstanding	118.0	123.6	127.3
Basic earnings per share	$ 2.33	$ 2.44	$ 2.58
Diluted			
Net income	$ 274.3	$ 301.8	$ 328.6
Add: interest expense associated with convertible notes, net of tax benefit	-	0.8	9.5
Income available to common shareholders	$ 274.3	$ 302.6	$ 338.1
Weighted average common shares outstanding	118.0	123.6	127.3
Effect of dilutive securities:			
Employee stock options and restricted stock	1.2	2.2	1.3
Assumed conversion of convertible notes	-	0.7	7.9
Weighted average common shares and share equivalents outstanding	119.2	126.5	136.5
Diluted earnings per share	$ 2.30	$ 2.39	$ 2.48

STATEMENT OF CASH FLOWS

Year Ended December 31,	2005	2004	2003
(In millions)			
Detail of acquisitions:			
Fair value of assets acquired	$ 1.1	$ 985.7	$ 382.0
Liabilities assumed	3.0	(279.3)	(103.9)
Cash paid for acquisitions	4.1	706.4	278.1
Cash acquired in acquisitions	-	(133.1)	(23.5)
Net cash paid for acquisitions	$ 4.1	$ 573.3	$ 254.6
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 86.0	$ 50.3	$ 47.0
Income taxes	78.6	98.5	163.2
Supplemental disclosures of non-cash investing and financing activities:			
Property acquired through capital lease financing	0.5	0.3	29.3
Tax benefits related to stock-based employee compensation	1.3	5.0	2.9
Restricted stock issued to employees	24.9	4.5	18.8

STOCK OPTIONS AND RESTRICTED STOCK

Under two stock option plans, we may grant stock options and other awards from time to time to key employees, officers, directors, advisors and independent consultants to us or to any of our subsidiaries. In general, options become exercisable over either a three-year or five-year period from the grant date and expire 10 years after the date of grant for options granted on or before May 28, 2003 and seven years after the date of grant thereafter. In certain cases for non-employee directors, options become exercisable six months after the grant date. Shares available for future option grants at December 31, 2005 and 2004 totaled 4.3 million and 3.6 million, respectively. Total compensation cost recorded for stock-based employee compensation awards (including awards to non-employee directors) was $18.3 million, $16.5 million and $12.2 million for 2005, 2004 and 2003, respectively.

The following table summarizes information about stock option transactions (options in millions):

	2005		2004		2003	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, January 1	11.5	$30.19	12.6	$29.64	14.2	$29.28
Granted	1.0	$35.95	0.8	$34.15	0.3	$30.28
Exercised	(0.6)	$22.88	(1.4)	$25.54	(0.9)	$22.29
Cancelled/forfeited	(0.4)	$35.07	(0.5)	$35.26	(1.0)	$31.35
Outstanding, December 31	11.5	$30.91	11.5	$30.19	12.6	$29.64

The following table summarizes information about stock options outstanding at December 31, 2005 (options in millions):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0 to $10	0.1	5.0	$1.04	0.1	$1.04
$10 to $20	0.6	2.0	$14.86	0.6	$14.86
$20 to $25	1.3	3.5	$22.83	1.3	$22.80
$25 to $30	2.3	4.9	$28.65	2.3	$28.64
$30 to $35	3.7	5.4	$32.11	2.7	$31.68
$35 to $40	2.9	5.7	$36.99	2.1	$36.97
$40 to $70	0.6	5.1	$42.22	0.5	$42.34
In total	11.5	5.0	$30.91	9.6	$30.07

The following table summarizes the weighted average fair value of options granted and the related weighted average assumptions used in the Black-Scholes-Merton option pricing model.

Year Ended December 31,	2005	2004	2003
Weighted average fair value of options at grant date:			
Exercise price less than market price	$8.00	$32.93	$34.38
Exercise price equal to market price	$10.43	$10.77	$12.11
Assumptions:			
Dividend yield	1.02%	1.00%	0.77%
Volatility	30.3%	40.9%	47.9%
Risk-free interest rate	4.46%	2.87%	2.55%
Expected life (years)	3.9	4.0	3.8

The following table summarizes information about unvested restricted stock transactions (shares in thousands):

	2005		2004		2003	
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested, January 1	738.0	$32.67	870.5	$31.79	293.0	$36.50
Granted	705.2	$35.35	126.2	$35.53	626.5	$29.96
Vested	(297.8)	$31.92	(207.9)	$30.47	(3.0)	$36.77
Forfeited	(53.8)	$34.80	(50.8)	$35.23	(46.0)	$36.22
Nonvested, December 31	1,091.6	$34.34	738.0	$32.67	870.5	$31.79

During 2005, 705,250 shares of restricted common stock were issued to 200 employees under the 1999 Stock Incentive Plan. The restrictions generally lapse on the third anniversary of issue. The value of this stock based on quoted market values was $24.9 million.

During 2004, 126,250 shares of restricted common stock were issued to 91 employees under the 1999 Stock Incentive Plan. The restrictions generally lapse on one-third of the number of restricted shares on each of the first three anniversary dates of issue. The value of this stock based on quoted market values was $4.5 million.

During 2003, 626,500 shares of restricted common stock were issued to 31 employees and six executive officers under the 1999 Stock Incentive Plan. The restrictions generally lapse on one-third of the number of restricted shares on each of the first three anniversary dates of issue or, in the case of our Chief Executive Officer and our Chief Operating and Financial Officer, one-third of the number of restricted shares on the first day immediately following the end of the trading restrictions imposed by us on the grantee with respect to the public announcement of fourth quarter financial results for each of 2003, 2004 and 2005, provided we meet certain target levels of free cash flow (cash flow from operations less capital expenditures) for the year immediately preceding the lapse date. The value of this stock based on quoted market values was $18.8 million.

The value of restricted common stock is amortized over the period in which the restrictions lapse. The restrictions do not affect voting and dividend rights.

EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

We maintain the Jones Apparel Group, Inc. Retirement Plan (the "Jones Plan") under Section 401(k) of the Internal Revenue Code (the "Code"). Employees not covered by a collective bargaining agreement and meeting certain other requirements are eligible to participate in the Jones Plan. Under the Jones Plan, participants may elect to have up to 50% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. All employee contributions into the Jones Plan are 100% vested.

We have elected to make the Jones Plan a "Safe Harbor Plan" under Section 401(k)(12) of the Code. As a result of this election, we make a fully-vested safe harbor matching contribution for all eligible participants amounting to 100% of the first 3% of the participant's salary deferred and 50% of the next 2% of salary deferred, subject to maximums set by the Department of the Treasury. We may, at our sole discretion, contribute additional amounts to all employees on a pro rata basis.

In connection with the acquisitions of Gloria Vanderbilt, Kasper and Barneys, we assumed additional plans in which certain employees participate.

Gloria Vanderbilt and Kasper maintained defined contribution plans under Section 401(k) of the Code. Certain employees not covered by a collective bargaining agreement and meeting certain other requirements were eligible to participate in these plans. Participants could elect to have a portion of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invested the money in a variety of investment vehicles as selected by each participant. All employee contributions into these plans were 100% vested. We matched a portion of the participant's contributions subject to maximums set by the Department of the Treasury. The Gloria Vanderbilt and Kasper plans were merged into the Jones Plan on January 26, 2004 and September 1, 2004, respectively.

Barneys maintained the Barney's Inc. Retirement Savings Plan under Section 401(a) of the Code. Barneys employees meeting certain requirements were eligible to participate in the plan. Under the plan, participants could elect to have up to 13% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invested the money in a variety of investment vehicles as selected by each participant. The plan required Barneys to match 50% of employee contributions up to 6% of a participant's eligible compensation and to make a non-discretionary contribution of 1.5% of a participant's eligible compensation. In addition, Barneys could make a discretionary contribution of up to 4% of a participant's eligible compensation. The Barneys plan was merged into the Jones Plan on December 31, 2005.

Pursuant to certain collective bargaining agreements, Barneys is also required to make periodic pension contributions to union-sponsored multi-employer plans which provide for defined benefits for certain union members employed by Barneys.

We contributed approximately $10.3 million, $8.1 million and $6.4 million to our defined contribution plans during 2005, 2004 and 2003, respectively.

Defined Benefit Plans

We maintain several defined benefit plans, including the Pension Plan for Associates of Nine West Group Inc. (the "Cash Balance Plan") and The Napier Company Retirement Plan for certain associates of Victoria (the "Napier Plan"). The Cash Balance Plan expresses retirement benefits as an account balance which increases each year through interest credits. All benefits under the Napier Plan are frozen at the amounts earned by the participants as of December 31, 1995. Our funding policy is to make the minimum annual contributions required by applicable regulations. We plan to contribute $2.5 million to our defined benefit plans in 2006. The measurement date for all plans is December 31. During 2005, we terminated a Canadian benefit plan, purchasing joint and survivor annuities for the remaining participants.

Obligations and Funded Status

Year Ended December 31, (In millions)	2005	2004
Change in benefit obligation		
Benefit obligation, beginning of year	$ 40.4	$ 39.1
Service cost	-	0.1
Interest cost	2.3	2.3
Actuarial loss	0.4	2.9
Effects of changes in foreign currency exchange rates	-	0.1
Termination of Canadian benefit plan	(0.9)	-
Settlements	1.2	-
Benefits paid	(3.8)	(4.1)
Benefit obligation, end of year	39.6	40.4
Change in plan assets		
Fair value of plan assets, beginning of year	25.6	23.2
Actual return on plan assets	1.0	1.2
Employer contribution	3.0	5.2
Effects of changes in foreign currency exchange rates	-	0.1
Annuity purchases related to termination of Canadian benefit plan	(0.6)	-
Benefits paid	(3.8)	(4.1)
Fair value of plan assets, end of year	25.2	25.6
Funded status	(14.4)	(14.8)
Unrecognized net actuarial loss	16.2	16.4
Net amount recognized	$ 1.8	$ 1.6

Amounts Recognized on the Balance Sheet

December 31, (In millions)	2005	2004
Accrued benefit cost	$ (14.4)	$ (14.8)
Accumulated other comprehensive income	16.2	16.4
Net amount recognized	$ 1.8	$ 1.6

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

December 31, (In millions)	2005	2004
Projected benefit obligation	$ 39.6	$ 40.4
Accumulated benefit obligation	39.6	40.4
Fair value of plan assets	25.2	25.6
Increase in minimum liability included in other comprehensive income	0.2	2.6

Components of Net Periodic Benefit Cost

Year Ended December 31, (In millions)	2005	2004
Service cost	$ -	$ 0.1
Interest cost	2.3	2.3
Expected return on plan assets	(2.0)	(1.8)
Settlement costs	1.9	-
Amortization of net loss	1.1	0.9
Net periodic benefit cost	$ 3.3	$ 1.5

Assumptions

	2005	2004
Weighted-average assumptions used to determine:		
Benefit obligations at December 31		
Discount rate	5.6%	5.8%
Expected long-term return on plan assets	7.9%	7.9%
Net periodic benefit cost for year ended December 31		
Discount rate	5.8%	6.1%
Expected long-term return on plan assets	7.9%	7.9%

Estimated Future Benefit Payments

Year Ending December 31, (In millions)	
2006	$ 1.4
2007	1.6
2008	1.9
2009	1.7
2010	1.7
2011 through 2015	12.9
	$ 21.2

Plan Assets

The weighted-average asset allocations at December 31, 2005 and 2004 by asset category are as follows:

December 31,	2005	2004
Equity securities	63%	47%
Debt securities	32%	34%
Other	5%	19%
Total	100%	100%

Our plans are designed to diversify investments across types of investments and investment managers. Permitted investment vehicles include investment-grade fixed income securities, domestic and foreign equity securities, mutual funds, guaranteed insurance contracts and real estate, while speculative and derivative investment vehicles are generally prohibited. The investment managers have full discretion to manage their portion of the investments subject to the objectives and policies of the respective plans. The performance of the investment managers is reviewed on a regular basis. The primary objectives are to achieve a rate of return sufficient to meet current and future plan cash requirements and to emphasize long-term growth of principal while avoiding excessive risk and maintaining fund liquidity. At December 31, 2005, the weighted-average target allocation percentages for fund investments were 24% fixed income securities, 56% U. S. equity securities, 2% real estate and 18% international securities.

To determine the overall expected long-term rate-of-return-on-assets assumption, we add an expected inflation rate to the expected long-term real returns of our various asset classes, taking into account expected volatility and correlation between the returns of the asset classes as follows: for equities and real estate, a historical average arithmetic real return; for government fixed-income securities, current yields on inflation-indexed bonds; and for corporate fixed-income securities, the yield on government fixed-income securities plus a blend of current and historical credit spreads.

JOINT VENTURES

On July 1, 2002, we entered into two joint ventures with HCL Technologies Limited ("HCL") to provide us with computer consulting, programming and associated support services. HCL is a global technology and software services company offering a suite of services targeted at technology vendors, software product companies and organizations. We received a 49% ownership interest in each joint venture, which operate under the names HCL Jones Technologies, LLC and HCL Jones Technologies (Bermuda), Ltd., for a cash contribution of $0.3 million and the transfer of certain software and employees. HCL received a 51% ownership interest in each company for an initial cash contribution of $1.0 million. HCL has the option to acquire our remaining ownership interest at the end of five years through the issuance of HCL equity shares. As of December 31, 2005, we have committed to purchase $5.25 million in services from these joint venture companies through June 30, 2007.

We also have a 50% ownership interest in a joint venture with Sutton to operate retail locations in Australia. We have unconditionally guaranteed up to $7.0 million of borrowings under the joint venture's uncommitted credit facility and up to $0.4 million of presettlement risk associated with foreign exchange transactions. Performance under the guarantees is required if the joint venture fails to make a required payment under these facilities when due. Sutton is required to reimburse us for 50% of any payments made under these guarantees. At December 31, 2005, the outstanding balance subject to these guarantees was approximately $0.7 million.

The results of our joint ventures are reported under the equity method of accounting. The amount of consolidated retained earnings represented by the undistributed earnings of our joint ventures as of December 31, 2005 was $9.0 million.

BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

We identify operating segments based on, among other things, differences in products sold and the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operations are comprised of four reportable segments: wholesale better apparel, wholesale moderate apparel, wholesale footwear and accessories, and retail. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations. The wholesale segments include wholesale operations with third party department and other retail stores, the retail segment includes operations by our own stores, and income and expenses related to trademarks, licenses and general corporate functions are reported under "licensing, other and eliminations." We define segment profit as operating income before net interest expense, equity in earnings of unconsolidated affiliates and income taxes. Summarized below are our revenues, income and total assets by reportable segments.

(In millions)	Wholesale Better Apparel	Wholesale Moderate Apparel	Wholesale Footwear & Accessories	Retail	Licensing, Other & Eliminations	Consolidated
For the year ended December 31, 2005						
Revenues from external customers	$ 1,438.2	$ 1,265.2	$ 978.6	$ 1,332.6	$ 59.6	$ 5,074.2
Intersegment revenues	144.5	4.6	41.5	-	(190.6)	-
Total revenues	1,582.7	1,269.8	1,020.1	1,332.6	(131.0)	5,074.2
Segment income	$ 166.5	$ 89.1	$ 141.8	$ 122.6	$ (22.8)	497.2
Net interest expense						(75.1)
Equity in earnings of unconsolidated affiliates						3.2
Income before provision for income taxes						$ 425.3
Depreciation and amortization	$ 14.9	$ 16.4	$ 10.3	$ 30.9	$ 30.3	$ 102.8
For the year ended December 31, 2004						
Revenues from external customers	$ 1,493.2	$ 1,315.3	$ 1,002.4	$ 780.3	$ 58.5	$ 4,649.7
Intersegment revenues	146.9	13.0	58.3	-	(218.2)	-
Total revenues	1,640.1	1,328.3	1,060.7	780.3	(159.7)	4,649.7
Segment income	$ 160.1	$ 142.6	$ 164.2	$ 78.4	$ (16.9)	528.4
Net interest expense						(49.3)
Equity in earnings of unconsolidated affiliates						3.8
Income before provision for income taxes						$ 482.9
Depreciation and amortization	$ 24.1	$ 18.0	$ 22.7	$ 11.8	$ 31.1	$ 107.7
For the year ended December 31, 2003						
Revenues from external customers	$ 1,475.0	$ 1,310.2	$ 868.3	$ 685.6	$ 36.2	$ 4,375.3
Intersegment revenues	88.7	12.3	62.6	-	(163.6)	-
Total revenues	1,563.7	1,322.5	930.9	685.6	(127.4)	4,375.3
Segment income	$ 212.8	$ 157.1	$ 157.9	$ 77.0	$ (25.0)	579.8
Net interest expense						(55.3)
Equity in earnings of unconsolidated affiliates						2.5
Income before provision for income taxes						$ 527.0
Depreciation and amortization	$ 19.6	$ 18.6	$ 8.7	$ 11.0	$ 26.4	$ 84.3
Total assets						
December 31, 2005	$ 1,895.1	$ 1,107.2	$ 1,084.7	$ 790.2	$ (299.4)	$ 4,577.8
December 31, 2004	1,891.0	1,071.4	1,210.8	742.2	(364.6)	4,550.8
December 31, 2003	1,889.7	1,207.4	900.9	381.4	(191.7)	4,187.7

Revenues from external customers and long-lived assets excluding deferred taxes related to operations in the United States and foreign countries are as follows:

On or for the Year Ended December 31,	2005	2004	2003
(In millions)			
Revenues from external customers:			
United States	$ 4,804.3	$ 4,448.8	$ 4,249.1
Foreign countries	269.9	200.9	126.2
	$ 5,074.2	$ 4,649.7	$ 4,375.3
Long-lived assets:			
United States	$ 3,265.4	$ 3,217.6	$ 2,697.3
Foreign countries	28.1	37.0	34.5
	$ 3,293.5	$ 3,254.6	$ 2,731.8

SUPPLEMENTAL PRO FORMA CONDENSED FINANCIAL INFORMATION

Certain of our subsidiaries function as co-issuers, obligors and co-obligors (fully and unconditionally guaranteed on a joint and several basis) of the outstanding debt of Jones Apparel Group, Inc. ("Jones"), including Jones Apparel Group USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings"), Nine West and Jones Retail Corporation ("Jones Retail")(collectively, including Jones, the "Issuers").

Jones and Jones Holdings function as either co-issuers or co-obligors with respect to the outstanding debt securities of Jones USA and the outstanding debt securities of Nine West. In addition, Nine West and Jones Retail function as either a co-issuer or co-obligor with respect to all of Jones USA's outstanding debt securities, and Jones USA functions as a co-obligor with respect to the outstanding debt securities of Nine West as to which Jones and Jones Holdings function as co-obligors.

The following condensed consolidating balance sheets, statements of income and statements of cash flows for the Issuers and our other subsidiaries have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings, Nine West or Jones Retail to Jones.

Condensed Consolidating Balance Sheets
(In millions)

	December 31, 2005				December 31, 2004			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
ASSETS								
CURRENT ASSETS:								
Cash and cash equivalents	$ 20.3	$ 14.6	$ -	$ 34.9	$ 12.3	$ 32.7	$ -	$ 45.0
Accounts receivable - net	178.8	279.6	-	458.4	174.6	273.7	-	448.3
Inventories	282.4	374.6	(7.0)	650.0	294.3	373.2	(3.3)	664.2
Prepaid and refundable income taxes	1.5	6.5	(8.0)	-	1.5	24.9	(26.4)	-
Deferred taxes	17.7	35.6	(0.8)	52.5	23.5	46.0	(1.3)	68.2
Prepaid expenses and other current assets	45.7	42.8	-	88.5	37.9	32.6	-	70.5
TOTAL CURRENT ASSETS	546.4	753.7	(15.8)	1,284.3	544.1	783.1	(31.0)	1,296.2
Property, plant and equipment - net	133.6	178.5	-	312.1	125.3	178.2	0.1	303.6
Due from affiliates	63.5	624.8	(688.3)	-	116.5	511.3	(627.8)	-
Goodwill	1,784.3	313.0	-	2,097.3	1,776.0	349.0	-	2,125.0
Other intangibles - net	166.8	660.7	-	827.5	167.7	600.5	-	768.2
Investments in subsidiaries	2,205.2	-	(2,205.2)	-	2,110.4	-	(2,110.4)	-
Other assets	30.7	27.4	(1.5)	56.6	35.5	24.7	(2.4)	57.8
	$ 4,930.5	$ 2,558.1	$(2,910.8)	$ 4,577.8	$ 4,875.5	$ 2,446.8	$(2,771.5)	$ 4,550.8
LIABILITIES AND STOCKHOLDERS' EQUITY								
CURRENT LIABILITIES:								
Short-term borrowings	$ 129.5	$ -	$ -	$ 129.5	$ 69.2	$ -	$ -	$ 69.2
Current portion of long-term debt and capital lease obligations	226.6	1.2	-	227.8	132.5	1.5	-	134.0
Accounts payable	118.4	138.1	-	256.5	105.9	153.4	-	259.3
Income taxes payable	54.9	17.8	(18.5)	54.2	47.5	9.6	(33.4)	23.7
Deferred taxes	0.9	-	(0.9)	-	-	-	-	-
Accrued expenses and other current liabilities	78.5	90.0	-	168.5	93.3	104.4	-	197.7
TOTAL CURRENT LIABILITIES	608.8	247.1	(19.4)	836.5	448.4	268.9	(33.4)	683.9
NONCURRENT LIABILITIES:								
Long-term debt	749.2	3.4	-	752.6	973.7	3.3	-	977.0
Obligations under capital leases	12.5	24.7	-	37.2	14.1	25.5	-	39.6
Deferred taxes	10.7	158.0	7.2	175.9	23.6	109.0	2.4	135.0
Due to affiliates	624.8	63.5	(688.3)	-	511.3	116.5	(627.8)	-
Other	38.0	71.2	-	109.2	24.7	28.1	8.6	61.4
TOTAL NONCURRENT LIABILITIES	1,435.2	320.8	(681.1)	1,074.9	1,547.4	282.4	(616.8)	1,213.0
TOTAL LIABILITIES	2,044.0	567.9	(700.5)	1,911.4	1,995.8	551.3	(650.2)	1,896.9
STOCKHOLDERS' EQUITY:								
Common stock and additional paid-in capital	1,270.9	1,631.1	(1,631.1)	1,270.9	1,237.9	1,779.9	(1,779.9)	1,237.9
Retained earnings (deficit)	2,646.3	360.0	(580.1)	2,426.2	2,430.0	110.6	(336.4)	2,204.2
Accumulated other comprehensive income (loss)	(6.5)	(0.9)	0.9	(6.5)	0.8	5.0	(5.0)	0.8
Treasury stock	(1,024.2)	-	-	(1,024.2)	(789.0)	-	-	(789.0)
TOTAL STOCKHOLDERS' EQUITY	2,886.5	1,990.2	(2,210.3)	2,666.4	2,879.7	1,895.5	(2,121.3)	2,653.9
	$ 4,930.5	$ 2,558.1	$(2,910.8)	$ 4,577.8	$ 4,875.5	$ 2,446.8	$(2,771.5)	$ 4,550.8

Condensed Consolidating Statements of Income
(In millions)

	Year Ended December 31, 2005				Year Ended December 31, 2004				Year Ended December 31, 2003			
	Issuers	Others	Elim-inations	Cons-olidated	Issuers	Others	Elim-inations	Cons-olidated	Issuers	Others	Elim-inations	Cons-olidated
Net sales	$ 2,380.9	$ 2,708.5	$ (74.8)	$ 5,014.6	$ 2,302.2	$ 2,379.8	$ (89.4)	$ 4,592.6	$ 2,466.8	$ 1,895.8	$ (23.5)	$ 4,339.1
Licensing income (net)	0.1	59.5	-	59.6	0.1	57.0	-	57.1	0.1	36.1	-	36.2
Total revenues	2,381.0	2,768.0	(74.8)	5,074.2	2,302.3	2,436.8	(89.4)	4,649.7	2,466.9	1,931.9	(23.5)	4,375.3
Cost of goods sold	1,464.0	1,835.0	(55.2)	3,243.8	1,363.6	1,648.5	(67.7)	2,944.4	1,426.2	1,328.9	(16.5)	2,738.6
Gross profit	917.0	933.0	(19.6)	1,830.4	938.7	788.3	(21.7)	1,705.3	1,040.7	603.0	(7.0)	1,636.7
Selling, general and administrative expenses	797.3	551.7	(15.8)	1,333.2	793.7	397.1	(13.9)	1,176.9	781.2	281.9	(6.2)	1,056.9
Operating income	119.7	381.3	(3.8)	497.2	145.0	391.2	(7.8)	528.4	259.5	321.1	(0.8)	579.8
Net interest expense (income) and financing costs	80.6	(5.5)	-	75.1	54.6	(5.3)	-	49.3	53.2	2.1	-	55.3
Equity in earnings of unconsolidated affiliates	0.5	1.8	0.9	3.2	1.8	3.0	(1.0)	3.8	2.7	0.9	(1.1)	2.5
Income before provision for income taxes and equity in earnings of subsidiaries	39.6	388.6	(2.9)	425.3	92.2	399.5	(8.8)	482.9	209.0	319.9	(1.9)	527.0
Provision for income taxes	18.2	134.3	(1.5)	151.0	44.3	137.7	(0.9)	181.1	87.0	116.4	(5.0)	198.4
Equity in earnings of subsidiaries	253.0	-	(253.0)	-	246.3	-	(246.3)	-	453.2	-	(453.2)	-
Net income	$ 274.4	$ 254.3	$ (254.4)	$ 274.3	$ 294.2	$ 261.8	$ (254.2)	$ 301.8	$ 575.2	$ 203.5	$ (450.1)	$ 328.6

Condensed Consolidating Statements of Cash Flows
(In millions)

	Year Ended December 31, 2005				Year Ended December 31, 2004				Year Ended December 31, 2003			
	Issuers	Others	Elim-inations	Cons-olidated	Issuers	Others	Elim-inations	Cons-olidated	Issuers	Others	Elim-inations	Cons-olidated
Net cash provided by operating activities	$ 394.3	$ 43.8	$ (10.7)	$ 427.4	$ 336.8	$ 125.1	$ -	$ 461.9	$ 419.1	$ 162.9	$ (127.0)	$ 455.0
Cash flows from investing activities:												
Payments for acquisitions, net of cash acquired	(4.1)	-	-	(4.1)	(573.3)	-	-	(573.3)	(254.6)	-	-	(254.6)
Capital expenditures	(35.7)	(51.8)	-	(87.5)	(28.8)	(27.8)	-	(56.6)	(27.3)	(26.0)	-	(53.3)
Net cash related to sale of U. S. Treasury bonds	-	-	-	-	-	-	-	-	12.3	-	-	12.3
Acquisition of intangibles	-	(0.1)	-	(0.1)	(1.2)	-	-	(1.2)	-	(6.0)	-	(6.0)
Proceeds from sales of property, plant and equipment	0.3	3.3	-	3.6	0.1	1.6	-	1.7	2.1	24.8	-	26.9
Other	-	(0.5)	-	(0.5)	-	-	-	-	0.2	-	-	0.2
Net cash used in investing activities	(39.5)	(49.1)	-	(88.6)	(603.2)	(26.2)	-	(629.4)	(267.3)	(7.2)	-	(274.5)
Cash flows from financing activities:												
Issuance of Senior Notes, net	-	-	-	-	743.5	-	-	743.5	-	-	-	-
Repurchase of Senior Notes	(129.6)	-	-	(129.6)	(621.6)	(112.7)	-	(734.3)	-	-	-	-
Net borrowings under credit facilities	60.3	-	-	60.3	69.2	-	-	69.2	-	-	-	-
Purchases of treasury stock	(235.2)	-	-	(235.2)	(201.5)	-	-	(201.5)	(102.1)	-	-	(102.1)
Proceeds from exercise of employee stock options	13.4	-	-	13.4	35.5	-	-	35.5	20.5	-	-	20.5
Dividends paid	(52.3)	(10.7)	10.7	(52.3)	(44.8)	-	-	(44.8)	(20.2)	(127.0)	127.0	(20.2)
Repayment of long-term debt	-	-	-	-	-	-	-	-	-	(7.4)	-	(7.4)
Other items	(3.4)	(1.6)	-	(5.0)	(3.6)	(2.1)	-	(5.7)	(4.2)	(1.3)	-	(5.5)
Net cash used in financing activities	(346.8)	(12.3)	10.7	(348.4)	(23.3)	(114.8)	-	(138.1)	(106.0)	(135.7)	127.0	(114.7)
Effect of exchange rates on cash	-	(0.5)	-	(0.5)	-	0.6	-	0.6	-	0.9	-	0.9
Net increase (decrease) in cash and cash equivalents	8.0	(18.1)	-	(10.1)	(289.7)	(15.3)	-	(305.0)	45.8	20.9	-	66.7
Cash and cash equivalents, beginning	12.3	32.7	-	45.0	302.0	48.0	-	350.0	256.2	27.1	-	283.3
Cash and cash equivalents, ending	$ 20.3	$ 14.6	$ -	$ 34.9	$ 12.3	$ 32.7	$ -	$ 45.0	$ 302.0	$ 48.0	$ -	$ 350.0

UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Unaudited interim consolidated financial information for the two years ended December 31, 2005 is summarized as follows:

(In millions except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Net sales	$ 1,335.1	$ 1,165.4	$ 1,312.6	$ 1,201.6
Total revenues	1,349.3	1,176.4	1,327.5	1,221.0
Gross profit	498.7	434.5	461.4	435.7
Operating income	158.3	105.4	139.6	93.8
Net income	87.0	54.8	76.8	55.7
Basic earnings per share	$0.72	$0.46	$0.66	$0.48
Diluted earnings per share	$0.71	$0.46	$0.65	$0.48
Dividends declared per share	$0.10	$0.10	$0.12	$0.12
2004				
Net sales	$ 1,205.0	$ 1,042.6	$ 1,283.0	$ 1,062.0
Total revenues	1,218.1	1,052.6	1,296.1	1,082.9
Gross profit	461.6	413.4	461.6	368.7
Operating income	161.9	134.6	164.4	67.5
Net income	94.4	77.6	95.8	34.1
Basic earnings per share	$0.75	$0.62	$0.78	$0.28
Diluted earnings per share	$0.73	$0.61	$0.77	$0.28
Dividends declared per share	$0.08	$0.08	$0.10	$0.10

Quarterly figures may not add to full year due to rounding.

SUBSEQUENT EVENT

In October 1995, we acquired an exclusive license to manufacture and market women's shirts, blouses, skirts, jackets, suits, sweaters, pants, vests, coats, outerwear and hats under the Lauren by Ralph Lauren trademark in the United States, Canada and Mexico pursuant to license and design service agreements with Polo (collectively, the "Lauren License"), which were to expire on December 31, 2006. In May 1998, we acquired an exclusive license to manufacture and market women's dresses, shirts, blouses, skirts, jackets, suits, sweaters, pants, vests, coats, outerwear and hats under the Ralph by Ralph Lauren trademark in the United States, Canada and Mexico pursuant to license and design service agreements with Polo (the "Ralph License"). The Ralph License was scheduled to end on December 31, 2003.

During the course of the discussions concerning the Ralph License, Polo asserted that the expiration of the Ralph License would cause the Lauren License agreements to end on December 31, 2003, instead of December 31, 2006. We believed that this was an improper interpretation and that the expiration of the Ralph License did not cause the Lauren License to end.

On June 3, 2003, we announced that our discussions with Polo regarding the interpretation of the Lauren License had reached an impasse and that, as a result, we had filed a complaint in the New York State Supreme Court against Polo and its affiliates and our former President, Jackwyn Nemerov. The complaint alleged that Polo breached the Lauren License agreements by claiming that the license ends at the end of 2003. The complaint also alleged that Ms. Nemerov breached the confidentiality and non-compete provisions of her employment agreement with us. Additionally, Polo was alleged to have induced Ms. Nemerov to breach her employment agreement and Ms. Nemerov was alleged to have induced Polo to breach the Lauren License agreements. We asked the court to enter a judgment for compensatory damages of $550 million, as well as punitive damages, and to enforce the confidentiality and non-compete provisions of Ms. Nemerov's employment agreement.

These matters were resolved by settlement dated January 22, 2006, which closed on February 3, 2006. In connection with this settlement, we entered into a Stock Purchase Agreement with Polo and certain of its subsidiaries with respect to the sale to Polo of all outstanding stock of Sun. We received proceeds of $355.0 million (subject to adjustment based on final inventory levels) in connection with the sale and the settlement. Sun's assets and liabilities on the closing date primarily related to the *Polo Jeans Company* business, which Sun operated under long-term license and design agreements entered into with Polo in 1995. We retained distribution and product development facilities in El Paso, Texas, along with certain working capital items, including accounts receivable and accounts payable. In addition, as part of the agreements, we will continue to provide certain support services to Polo (including manufacturing, distribution, information technology and other financial and administrative functions) for a limited period of time.

We will record a loss of approximately $140.6 million after allocating $356.7 million of goodwill to the business sold. We will record an after tax gain of approximately $60.2 million related to the litigation settlement, resulting in a combined after tax loss of approximately $80.4 million. Long-lived assets included in the sale include $1.9 million of net property, plant and equipment and $5.5 million of unamortized long-term prepaid marketing expenses.

Net sales for the *Polo Jeans Company* business, which are reported under the wholesale better apparel segment, were $303.5 million, $336.5 million and $379.8 million in 2005, 2004 and 2003, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Exchange Act Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our President and Chief Executive Officer and our Chief Operating and Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.

The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Operating and Financial Officer, to allow timely decisions regarding required disclosure. The purpose of internal controls is to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

Our management does not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met. The design of a control system must also reflect the fact that there are resource constraints, with the benefits of controls considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud (if any) within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that simple errors or mistakes can occur. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our internal controls are evaluated on an ongoing basis by our Internal Audit department and co-sourcing partner Deloitte & Touche, LLP, by other personnel in our organization and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our disclosure and internal controls and to make modifications as necessary, as disclosure and internal controls are intended to be dynamic systems that change (including improvements and corrections) as conditions warrant. Part of this evaluation is to determine whether there were any significant deficiencies or material weaknesses in our internal controls, or whether we had identified any acts of fraud involving personnel who have a significant role in the our internal controls. Significant deficiencies are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements; material weaknesses are particularly serious conditions where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Based upon this evaluation, our President and Chief Executive Officer and our Chief Operating and Financial Officer concluded that, subject to the limitations noted above, both our disclosure controls and procedures and our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

There have been no changes in our internal controls over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information about our directors appearing in the Proxy Statement under the caption "ELECTION OF DIRECTORS" is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics and a Code of Ethics for Senior Executive and Financial Officers, which applies to our Chief Executive Officer, Chief Operating and Financial Officer, Controller and other personnel performing similar functions. Both codes are posted on our website, www.jny.com under the "OUR COMPANY - Corporate Governance" caption. We intend to make all required disclosures regarding any amendment to, or a waiver of, a provision of the Code of Ethics for Senior Executive and Financial Officers by posting such information on our website.

The information appearing in the Proxy Statement relating to the members of the Audit Committee and the Audit Committee financial expert under the captions "CORPORATE GOVERNANCE AND BOARD MATTERS - Board Structure and Committee Composition" and "CORPORATE GOVERNANCE AND BOARD MATTERS - Audit Committee" and the information appearing in the Proxy Statement under the caption "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is incorporated herein by this reference.

The balance of the information required by this item is contained in the discussion entitled "EXECUTIVE OFFICERS OF THE REGISTRANT" in Part I of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in the Proxy Statement under the captions "EXECUTIVE COMPENSATION," "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION," "EMPLOYMENT AND COMPENSATION ARRANGEMENTS" and the information appearing in the Proxy Statement relating to the compensation of directors under the caption "CORPORATE GOVERNANCE AND BOARD MATTERS - Director Compensation and Stock Ownership Guidelines" is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" is incorporated herein by this reference.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	11,064,019	$31.10	4,272,661
Equity compensation plans not approved by security holders	448,865	$26.24	—
Total	11,512,884	$30.91	4,272,661

In connection with the acquisition of McNaughton, stock options held by McNaughton employees on the acquisition date were converted to fully-vested options to purchase our common stock under the same terms and conditions as the original grants. A portion of these options were originally granted pursuant to equity compensation plans not approved by McNaughton shareholders. No additional options, warrants or other equity rights will be granted under any McNaughton equity compensation plans.

During 2002, 250,000 options were granted pursuant to equity compensation plans not approved by our shareholders. These options were issued to persons not previously employed by us as material inducements to these persons entering into employment contracts with us. Of these options, 225,000 became fully vested on December 30, 2003 and expire on December 30, 2006 (based on terms of individual employment contracts) and 25,000 vest in equal installments on each of the first five anniversary dates of grant and expire ten years from the grant date.

For further information, see "Stock Options and Restricted Stock" in Notes to Consolidated Financial Statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information appearing in the Proxy Statement under the caption "CERTAIN TRANSACTIONS" is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information appearing in the Proxy Statement under the caption "FEES PAID TO INDEPENDENT AUDITORS" is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements.

   The following financial statements are included in Item 8 of this report:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets - December 31, 2005 and 2004

   Consolidated Statements of Income - Years ended December 31, 2005, 2004 and 2003

   Consolidated Statements of Stockholders' Equity - Years ended December 31, 2005, 2004 and 2003

   Consolidated Statements of Cash Flows - Years ended December 31, 2005, 2004 and 2003

   Notes to Consolidated Financial Statements (includes certain supplemental financial information required by Item 8 of Form 10-K)

2. The schedule and report of independent registered public accounting firm thereon, listed in the Index to Financial Statement Schedules attached hereto.

3. The exhibits listed in the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 28, 2006

JONES APPAREL GROUP, INC.
(Registrant)

By: /s/ Peter Boneparth
Peter Boneparth, President and
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on this page to this Annual Report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K") constitutes and appoints Peter Boneparth, Wesley R. Card and Patrick M. Farrell and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Form 10-K, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might and could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter Boneparth Peter Boneparth	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2006
/s/ Sidney Kimmel Sidney Kimmel	Chairman and Director	February 28, 2006
/s/ Wesley R. Card Wesley R. Card	Chief Operating and Financial Officer (Principal Financial Officer)	February 28, 2006
/s/ Patrick M. Farrell Patrick M. Farrell	Senior Vice President and Corporate Controller (Principal Accounting Officer)	February 28, 2006
/s/ Howard Gittis Howard Gittis	Director	February 28, 2006
/s/ Anthony F. Scarpa Anthony F. Scarpa	Director	February 28, 2006
/s/ Matthew H. Kamens Matthew H. Kamens	Director	February 28, 2006
/s/ J. Robert Kerrey J. Robert Kerrey	Director	February 28, 2006
/s/ Ann N. Reese Ann N. Reese	Director	February 28, 2006
/s/ Gerald C. Crotty Gerald C. Crotty	Director	February 28, 2006
/s/ Lowell W. Robinson Lowell W. Robinson	Director	February 28, 2006
/s/ Allen I. Questrom Allen I. Questrom	Director	February 28, 2006

INDEX TO FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm on Schedule II.

Schedule II. Valuation and qualifying accounts

Schedules other than those listed above have been omitted since the information is not applicable, not required or is included in the respective financial statements or notes thereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit[1]
2.1	Agreement and Plan of Merger dated September 10, 1998, among Jones Apparel Group, Inc., SAI Acquisition Corp., Sun Apparel, Inc. and the selling shareholders (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated September 24, 1998).
2.2	Agreement and Plan of Merger dated as of March 1, 1999, among Jones Apparel Group, Inc., Jill Acquisition Sub Inc. and Nine West Group Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated March 2, 1999).
2.3	Securities Purchase and Sale Agreement dated as of July 31, 2000, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Victoria + Co Ltd. and the Shareholders and Warrantholders of Victoria + Co Ltd (incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2000).
2.4	Agreement and Plan of Merger dated as of April 13, 2001, among Jones Apparel Group, Inc., MCN Acquisition Corp. and McNaughton Apparel Group Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated April 13, 2001).
2.5	Purchase Agreement dated as of August 7, 2003 between Kasper A.S.L., Ltd. and Jones Apparel Group, Inc. (incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q for the nine months ended October 4, 2003).
2.6	Agreement and Plan of Merger dated as of June 18, 2004, among Jones Apparel Group, Inc., MSC Acquisition Corp. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 99.D.3 of Amendment No. 16 to our Schedule TO dated June 21, 2004).
2.7	Agreement and Plan of Merger dated as of November 10, 2004 among Jones Apparel Group, Inc., Flintstone Acquisition Corp. and Barneys New York, Inc. (incorporated by reference to Exhibit 2 of our Schedule 13D dated November 10, 2004).
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of our Quarterly Report on Form 10-Q for the six months ended July 6, 2002).
4.1	Form of Certificate evidencing shares of common stock of Jones Apparel Group, Inc. (incorporated by reference to Exhibit 4.1 of our Shelf Registration Statement on Form S-3, filed on October 28, 1998 (Registration No. 333-66223)).
4.2	Exchange and Registration Rights Agreement dated October 2, 1998, among Jones Apparel Group, Inc. and Chase Securities Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 4.1 of our Form S-4, filed on December 9, 1998 (Registration No. 333-68587)).
4.3	Second Supplemental Indenture for 8⅜% Series B Senior Notes due 2005 dated as of June 15, 1999, among Jack Asset Sub Inc., Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).

Exhibit No.	Description of Exhibit
4.4	Exchange and Note Registration Rights Agreement dated June 15, 1999, among Jones Apparel Group, Inc., Bear, Stearns & Co. Inc., Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., BancBoston Robertson Stephens Inc., Banc of America Securities LLC, ING Baring Furman Selz LLC, Lazard Freres & Co. LLC, Tucker Anthony Cleary Gull, Brean Murray & Co., Inc. and The Buckingham Research Group Incorporated (incorporated by reference to Exhibit 4.5 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
4.5	Senior Note Indenture dated as of June 15, 1999, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc. and The Bank of New York, as trustee, including Form of 7.50% Senior Notes due 2004 and Form of 7.875% Senior Notes due 2006 (incorporated by reference to Exhibit 4.6 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
4.6	Senior Note Indenture dated as of July 9, 1997, among Nine West Group Inc. and Nine West Development Corporation, Nine West Distribution Corporation, Nine West Footwear Corporation and Nine West Manufacturing Corporation, as Guarantors, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Nine West Group Inc. Registration Statement on Form S-4, filed on August 21, 1997 (Registration No. 333-34085)).
4.7	Supplemental Indenture, dated as of September 15, 1998, among Nine West Group Inc. and Nine West Manufacturing II Corporation, Nine West Development Corporation, Nine West Distribution Corporation, Nine West Footwear Corporation and Nine West Manufacturing Corporation, as Guarantors, and The Bank of New York, as Trustee under the Senior Note Indenture dated as of July 9, 1997 (incorporated by reference to Exhibit 4.7.1 of the Nine West Group Inc. Quarterly Report on Form 10-Q for the nine months ended October 31, 1998).
4.8	Form of Nine West Group Inc. 8⅜% Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.6 of the Nine West Group Inc. Registration Statement on Form S-4, filed on August 21, 1997 (Registration No. 333-34085)).
4.9	Supplemental Indenture, dated as of December 23, 2002, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Nine West Footwear Corporation, Jones Retail Corporation, as issuers, and the Bank of New York, as Trustee, relating to the 7.50% Senior Notes Due 2004 and 7.875% Senior Notes Due 2006 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
4.10	Supplemental Indenture, dated as of December 23, 2002, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Nine West Footwear Corporation, Jones Retail Corporation, as issuers, and the Bank of New York, as Trustee, relating to the 8⅜% Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
4.11	Indenture dated as of November 22, 2004, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, as Issuers and SunTrust Bank, as Trustee, including Form of 4.250% Senior Notes due 2009, Form of 5.125% Senior Notes due 2014 and Form of 6.125% Senior Notes due 2034 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).
4.12	Form of Exchange and Note Registration Rights Agreement dated November 22, 2004 among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Representatives of the Several Initial Purchasers listed in Schedule I thereto, with respect to 4.250% Senior Notes due 2009, 5.125% Senior Notes due 2014 and 6.125% Senior Notes due 2034 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).
10.1	1991 Stock Option Plan (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form S-1 filed on April 3, 1991 (Registration No. 33-39742)).†
10.2	1996 Stock Option Plan (incorporated by reference to Exhibit 10.33 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1996).†
10.3*	1999 Stock Incentive Plan.†
10.4	Form of Agreement Evidencing Stock Option Awards Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).†

Exhibit No.	Description of Exhibit
10.5	Form of Agreement Evidencing Restricted Stock Awards Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2005).[†]
10.6	License Agreement dated as of August 1, 1995, between PRL USA, Inc., as assignee of Polo Ralph Lauren Corporation, successor to Polo Ralph Lauren, L.P., and Sun Apparel, Inc., as amended (incorporated by reference to Exhibit 10.53 of our Quarterly Report on Form 10-Q/A for the nine months ended September 27, 1998).[#]
10.7	Design Services Agreement dated as of August 1, 1995, between Polo Ralph Lauren Corporation, successor to Polo Ralph Lauren, L.P., and Sun Apparel, Inc., as amended (incorporated by reference to Exhibit 10.54 of our Quarterly Report on Form 10-Q for the nine months ended September 27, 1998).[#]
10.8	Jones Apparel Group, Inc. Executive Annual Incentive Plan (incorporated by reference to Annex B of our Proxy Statement for our 1999 Annual Meeting of Stockholders).[†]
10.9	Amended and Restated Employment Agreement dated March 11, 2002, between Jones Apparel Group, Inc. and Peter Boneparth (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).[†]
10.10	Employment Agreement dated as of July 1, 2000, between Jones Apparel Group, Inc. and Sidney Kimmel (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the nine months ended October 1, 2000).[†]
10.11	Amended and Restated Employment Agreement dated March 11, 2002, between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).[†]
10.12	Amended and Restated Employment Agreement dated April 4, 2002, between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).[†]
10.13	Buying Agency Agreement dated August 31, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the nine months ended October 6, 2001).
10.14	Buying Agency Agreement dated November 30, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services, Limited (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.15	Employment Agreement dated as of October 1, 2001, between Jones Apparel Group, Inc. and Rhonda Brown (incorporated by reference to Exhibit 10.23 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).[†]
10.16	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).[†]
10.17	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Peter Boneparth (incorporated by reference to Exhibit 10.23 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).[†]
10.18	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.24 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).[†]
10.19	Amendment dated February 28, 2003 to the Employment Agreement between Jones Apparel Group, Inc. and Rhonda Brown (incorporated by reference to Exhibit 10.25 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).[†]

Exhibit No.	Description of Exhibit
10.20	Form of Deferred Compensation Plan for Outside Directors (incorporated by reference to Exhibit 10.26 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.21	Form of Agreement Evidencing Restricted Stock Awards for Outside Directors Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2005).†
10.22	Three Year Credit Agreement dated as of June 10, 2003, by and among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank and Citibank, N.A., as Syndication Agents and Fleet National Bank and Bank of America, N.A., as Documentation Agents (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the six months ended July 5, 2003).
10.23	Amended and Restated Five-Year Credit Agreement dated as of June 15, 2004, by and among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, Citibank, N.A. and JPMorgan Chase Bank, as Syndication Agents, and Bank of America, N.A., Barclays Bank PLC and Suntrust Bank as Documentation Agents (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the six months ended July 3, 2004).
10.24	Amendment No. 2 to the Three Year Credit Agreement dated as of November 17, 2004 among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein and Wachovia Bank, National Association as agent for the Lenders (incorporated by reference to Exhibit 10.30 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).
10.25	Amendment to the Amended and Restated Five-Year Credit Agreement dated as of November 17, 2004 among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein and Wachovia Bank, National Association as agent for the Lenders (incorporated by reference to Exhibit 10.31 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).
10.26*	Amended and Restated Five-Year Credit Agreement dated as of May 16, 2005, by and among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Co-Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank and Citibank, N.A., as Syndication Agents, and Bank of America, N.A., Barclays Bank PLC and Suntrust Bank as Documentation Agents.
10.27	Jones Apparel Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.32 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).†
10.28	Summary Sheet of Compensation of Outside Directors of Jones Apparel Group, Inc. (incorporated by reference to Exhibit 10.34 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).†
11*	Computation of Earnings per Share.
12*	Computation of Ratio of Earnings to Fixed Charges.
21*	List of Subsidiaries.
23*	Consent of BDO Seidman, LLP.
31*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32♦	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description of Exhibit
99.1	Decision and Order of the Federal Trade Commission In the Matter of Nine West Group Inc., Docket No. C-3937, dated April 11, 2000 (incorporated by reference to Exhibit 99.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2000).

---

[1] Exhibits filed with Forms 10-K, 10-Q, 8-K or Schedule 14A of Jones Apparel Group, Inc. were filed under SEC File No. 001-10746.

* Filed herewith.

♦ Furnished herewith.

Portions deleted pursuant to application for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

† Management contract or compensatory plan or arrangement.

JONES APPAREL GROUP, INC.

Annual Report on Form 10-K

For the Year Ended December 31, 2005

SCHEDULES AND EXHIBITS

The schedules and exhibits to this annual report are listed and briefly described in the Index to Financial Statement Schedules and the Exhibit Index (pages 85 - 89). We will furnish any or all of these schedules or exhibits upon the payment of 25¢ per page ($10.00 minimum). Any request for schedules and exhibits should be addressed to Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007. The request should state which schedules and exhibits are desired, should state that the person making such request was a stockholder on March 24, 2006, and should be accompanied by a remittance payable to Jones Apparel Group, Inc. in the correct amount (at least $10.00). The Schedules and Exhibits may also be obtained from the electronic filing copy of this document contained in the Securities and Exchange Commission's EDGAR system at www.sec.gov.



PRINTED ON RECYCLED PAPER

Directors & Executive Officers

Peter Boneparth
President and Chief Executive Officer and Director

Sidney Kimmel
Chairman and Director

Wesley R. Card
Chief Operating Officer

Efthimios P. Sotos
Chief Financial Officer

Rhonda J. Brown
President and Chief Executive Officer of Footwear, Accessories and Retail Group

Lynne F. Coté
Chief Executive Officer - Wholesale Sportswear, Suits and Dresses

Ira M. Dansky
Executive Vice President, Secretary and General Counsel

Patrick M. Farrell
Executive Vice President and Corporate Controller

Howard Gittis†‡
Director, Vice Chairman, and Chief Administrative Officer, MacAndrews & Forbes Holdings Inc.

Anthony F. Scarpa*
Director, Retired Senior Vice President/Division Executive, JPMorgan Chase Bank

Matthew H. Kamens
Director, Attorney

J. Robert Kerrey†‡
Director, President of The New School

Ann N. Reese*‡
Director, Executive Director of the Center for Adoption Policy

Gerald C. Crotty†
Director, President of Weichert Enterprise LLC

Lowell W. Robinson*
Director, President of LWR Advisors

Allen I. Questrom
Director, Retired Chairman and Chief Executive Officer of J.C. Penney Company, Inc.

Stockholder Information

Investor Inquiries

Investors and other parties with questions, including requests for the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (available without charge), should direct questions in writing to: Efthimios P. Sotos, Chief Financial Officer, Jones Apparel Group, Inc., 1411 Broadway, New York, New York 10018.

Transfer Agent and Registrar

The Bank of New York
Shareholder Relations Department - 11E
P.O. Box 11258, Church Street Station
New York, New York 10286
1-800-524-4458
e-mail: Shareowners@bankofny.com
website: www.stockbny.com

Independent Registered Public Accountants

BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017
212-885-8000

Corporate Offices

250 Rittenhouse Circle
Bristol, Pennsylvania 19007
215-785-4000

1411 Broadway
New York, New York 10018
212-642-3860

* member of Audit Committee

† member of Compensation Committee

‡ member of Nominating/Corporate Governance Committee



Jones Apparel Group, Inc. (www.jny.com), a Fortune 500 company, is a leading designer, marketer and wholesaler of branded apparel, footwear and accessories. We also market directly to consumers through our chain of specialty retail and value-based stores, and operate the Barneys chain of luxury stores. Our nationally recognized brands include Jones New York, Evan-Picone, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Joan & David, Mootsies Tootsies, Sam & Libby, Napier, Judith Jack, Kasper, Anne Klein, Albert Nipon, Le Suit and Barneys New York. The Company also markets costume jewelry under the Givenchy brand licensed from Givenchy Corporation and footwear under the Dockers Women brand licensed from Levi Strauss & Co. Each brand is differentiated by its own distinctive styling, pricing strategy, distribution channel and target consumer. We primarily contract for the manufacture of our products through a worldwide network of quality manufacturers. We have capitalized on our nationally known brand names by entering into various licenses for several of our trademarks, including Jones New York, Evan-Picone, Anne Klein New York, Nine West, Gloria Vanderbilt and l.e.i., with select manufacturers of women's and men's products which we do not manufacture. For more than 30 years, we have built a reputation for excellence in product quality and value, and in operational execution.